Exhibit 99.2

OBSIDIAN ENERGY LTD.,

as Corporation

and

ODYSSEY TRUST COMPANY,

as Trustee

TRUST INDENTURE

Dated as of December 3, 2025

Providing for the Issue of

8.125% SENIOR UNSECURED NOTES DUE DECEMBER 3, 2030

TABLE OF CONTENTS

Article 1 INTERPRETATION		1
1.1	Definitions	1
1.2	Meaning of “Outstanding”	31
1.3	Interpretation	32
1.4	Headings, Etc.	32
1.5	Statute Reference	32
1.6	Day not a Business Day	32
1.7	Applicable Law	32
1.8	Waiver of Jury Trial	33
1.9	Monetary References	33
1.10	Invalidity, Etc.	33
1.11	Language	33
1.12	Successors and Assigns	33
1.13	Accounting Terms	33
1.14	Indemnification for Judgment Currency Fluctuations	33
Article 2 THE NOTES		34
2.1	Issue and Designation of Notes	34
2.2	Additional Notes	34
2.3	Interest	34
2.4	Currency of Payment	35
2.5	Additional Amounts	35
2.6	Appointment of Trustee and Depository	37
2.7	Form of Notes	37
2.8	Execution, Authentication and Delivery of Notes	37
2.9	Change in Depository Procedures	38
2.10	Registrar and Paying Agent	38
2.11	Paying Agent to Hold Money in Trust	38
2.12	Book Entry Only Notes	39
2.13	Global Notes	39
2.14	Mutilation, Loss, Theft or Destruction	40
2.15	Concerning Interest	40
2.16	Payment of Interest	41
2.17	Payments of Amounts Due on Maturity	42
2.18	Legends on Notes	43
2.19	Right to Receive Indenture	44
Article 3 REGISTRATION, TRANSFER, EXCHANGE AND OWNERSHIP		44
3.1	Register of Definitive Notes	44
3.2	Global Notes	44
3.3	Transferee Entitled to Registration	46
3.4	No Notice of Trusts	46
3.5	Registers Open for Inspection	46
3.6	Transfers and Exchanges of Notes	46
3.7	Closing of Registers	48
3.8	Charges for Registration, Transfer and Exchange	48
3.9	Ownership of Notes	49
3.10	Cancellation	49
Article 4 REDEMPTION AND PURCHASE OF NOTES		49
4.1	Optional Redemption	49
4.2	Mandatory Redemption and Market Purchases	50
4.3	Places of Payment	50
4.4	Partial Redemption	51
4.5	Notice of Redemption	51

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4.6	Notes Due on Redemption Dates	51
4.7	Deposit of Redemption Monies	52
4.8	Failure to Surrender Notes Called for Redemption	52
4.9	Cancellation of Notes Redeemed	52
4.10	Purchase of Notes	53
Article 5 COVENANTS OF THE CORPORATION		53
5.1	Payment of Principal, Premium and Interest	53
5.2	Existence	53
5.3	Payment of Taxes and Other Claims	54
5.4	Keeping of Books	54
5.5	Statement by Officers	54
5.6	Reports	54
5.7	Future Guarantors	55
5.8	Liens	55
5.9	Payments for Consent	55
5.10	Restricted Payments	56
5.11	Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock	60
5.12	Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries	64
5.13	Transactions with Affiliates	67
5.14	Asset Sales	68
5.15	Offer to Repurchase on a Change of Control	71
5.16	Changes in GAAP	73
5.17	Financial Calculations for Limited Condition Acquisitions	74
5.18	Covenants Termination	75
5.19	Designation of Restricted and Unrestricted Subsidiaries	75
5.20	Business Activities	77
5.21	SEC Reporting Issuer	77
Article 6 DEFAULT AND ENFORCEMENT		77
6.1	Events of Default and Remedies	77
6.2	Acceleration of Maturity; Rescission, Annulment and Waiver	79
6.3	Collection of Indebtedness and Suits for Enforcement by Trustee	79
6.4	Trustee May File Proofs of Claim	80
6.5	Trustee May Enforce Claims Without Possession of Notes	80
6.6	Application of Monies by Trustee	81
6.7	No Suits by Holders	81
6.8	Unconditional Right of Holders to Receive Principal, Premium and Interest	82
6.9	Restoration of Rights and Remedies	82
6.10	Rights and Remedies Cumulative	82
6.11	Delay or Omission Not Waiver	82
6.12	Control by Holders	82
6.13	Notice of Event of Default	83
6.14	Waiver of Stay or Extension Laws	83
6.15	Undertaking for Costs	83
6.16	Judgment Against the Corporation	83
6.17	No Personal Liability of Directors, Officers, Employees and Shareholders	83
6.18	Trustee May Demand Production of Notes	83
Article 7 DISCHARGE AND DEFEASANCE		84
7.1	Satisfaction and Discharge	84
7.2	Option to Effect Legal Defeasance or Covenant Defeasance	84
7.3	Legal Defeasance and Discharge	84
7.4	Covenant Defeasance	85
7.5	Conditions to Legal or Covenant Defeasance	85
7.6	Application of Trust Funds	86
7.7	Repayment to the Corporation	87

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7.8	Continuance of Rights, Duties and Obligations	87
Article 8 MEETINGS OF HOLDERS		87
8.1	Purpose, Effect and Convention of Meetings	87
8.2	Notice of Meetings	88
8.3	Chair	88
8.4	Quorum	88
8.5	Power to Adjourn	88
8.6	Voting	89
8.7	Poll	89
8.8	Proxies	89
8.9	Persons Entitled to Attend Meetings	89
8.10	Powers Cumulative	89
8.11	Minutes	90
8.12	Instruments in Writing	90
8.13	Binding Effect of Resolutions	90
8.14	Evidence of Rights of Holders	90
Article 9 AMALGAMATION, CONSOLIDATION, MERGER OR SALE OF ASSETS		90
9.1	Amalgamation, Consolidation, Merger or Sale of Substantially All Assets	90
Article 10 CONCERNING THE TRUSTEE		92
10.1	No Conflict of Interest	92
10.2	Replacement of Trustee	92
10.3	Duties of Trustee	93
10.4	Reliance Upon Declarations, Opinions, etc.	93
10.5	Limitation of Liability	94
10.6	Evidence and Authority to Trustee, Opinions, etc.	95
10.7	Officer’s Certificates Evidence	96
10.8	Experts and Advisers	96
10.9	Trustee May Deal in Notes	97
10.10	Investment of Monies Held by Trustee	97
10.11	Trustee Not Ordinarily Bound	98
10.12	Conditions Precedent to Trustee’s Obligations to Act Hereunder	98
10.13	Authority to Carry on Business	98
10.14	Compensation and Indemnity	98
10.15	Acceptance of Trust	99
10.16	Anti-Money Laundering	99
10.17	Privacy	99
10.18	Protection of Trustee	100
10.19	Tax Reports	100
Article 11 AMENDMENT, SUPPLEMENT AND WAIVER		100
11.1	Ordinary Consent	100
11.2	Special Consent	101
11.3	Without Consent	101
11.4	Form of Consent	102
11.5	Supplemental Indentures	102
Article 12 SUBSIDIARY GUARANTEES		103
12.1	Issuance of Subsidiary Guarantees	103
12.2	Releases	103
Article 13 MISCELLANEOUS		104
13.1	Notice to Corporation	104
13.2	Notice to Holders	104
13.3	Notice to Trustee	105
13.4	Force Majeure	105
13.5	Execution	105

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13.6	Formal Date	105

APPENDIX A - FORM OF NOTE
APPENDIX B - FORM OF SUBSIDIARY GUARANTEE

- iv -

Trust Indenture, dated as of December 3, 2025 between Obsidian Energy Ltd., a corporation existing under the laws of Alberta (the “Corporation”) and Odyssey Trust Company, a trust company incorporated under the federal laws of Canada, as trustee (the “Trustee”).

RECITALS OF THE CORPORATION:

Whereas the Corporation considers it desirable for its business purposes to create and issue 8.125% Senior Unsecured Notes due December 3, 2030, in the manner and subject to the terms and conditions set forth in this Indenture (as defined herein);

And whereas the Notes (as defined herein) will initially be issued in non-certificated form;

And whereas the foregoing recitals are made as representations and statements of fact by the Corporation and not by the Trustee.

Now therefore it is hereby covenanted and agreed as set forth herein:

Article 1
INTERPRETATION

1.1 Definitions

In this Indenture and in the Notes, unless there is something in the subject matter or context inconsistent therewith, the expressions following shall have the following meanings:

“1933 Act” means the United States Securities Act of 1933, as amended.

“2027 Notes” means the Corporation's existing 11.95% senior unsecured notes due July 27, 2027, issued pursuant to the terms of a trust indenture dated July 27, 2022 between Obsidian Energy and Computershare Trust Company of Canada, as trustee.

“Accounting Change” has the meaning given to that term in Sections 5.16(a).

“Accounting Change Notice” has the meaning given to that term in Sections 5.16(a).

“Accredited Investors” means an “accredited investor” as that term is defined in Regulation D (as defined herein).

“Additional Amounts” has the meaning given to that term in Section 2.5.

“Additional Notes” means any Notes (other than the Notes issued on the Issue Date and any Notes issued in exchange or in replacement (in whole or in part) for such initial Notes) issued under this Indenture in accordance with Section 2.2.

“Adjusted Consolidated Net Tangible Assets” means, without duplication, as of the date of determination, the sum of

(1) (a) discounted future net revenues from proved oil and natural gas reserves of the Corporation and its Restricted Subsidiaries calculated in accordance with Applicable Securities Legislation (before any provincial, state or federal income taxes), as estimated by a Canadian or United States nationally recognized firm of independent petroleum engineers (which shall include GLJ Ltd.) in a reserve report prepared as of the end of the Corporation’s most recently completed fiscal year using a discount rate of 10% and based on the forecast prices and costs utilized in such year-end reserve report, as increased by, as of the date of determination, the discounted future net revenues of (i) estimated proved oil and natural gas reserves acquired since the date of such year-end reserve report, and (ii) estimated proved oil and natural gas reserves attributable to extensions, discoveries and other additions and upward revisions of estimates of proved oil and natural gas reserves since the date of such year-end reserve report due to exploration, development or exploitation activities, in each case, calculated in accordance with Applicable Securities Legislation (using a discount rate of 10% and based on the forecast prices and costs utilized in such year-end reserve report), and decreased by, as of the date of determination, the estimated discounted future net revenues of (iii) estimated proved oil and natural gas reserves produced or disposed of since the date of such year-end reserve report and (iv) reductions in estimated proved oil and natural gas reserves attributable to downward revisions of estimates of proved oil and natural gas reserves since the date of such year-end reserve report due to changes in geological conditions or other factors that would, in accordance with standard industry practice, cause such revisions, in each case calculated in accordance with Applicable Securities Legislation (using a discount rate of 10% and based on the forecast prices and costs utilized in such year-end reserve report), provided that, in the case of each of the determinations made pursuant to clauses (i) through (iv), such increases and decreases shall be as estimated by the Corporation’s petroleum engineers, except that in the event there is a Material Change as a result of such acquisitions, dispositions or revisions, then the discounted future net cash flows utilized for the purposes of clauses (i) through (iv) shall be confirmed in writing by a Canadian or United States nationally recognized firm of independent petroleum engineers (which shall include GLJ Ltd.),

(b) the greater of (i) the capitalized costs that are attributable to oil and natural gas properties of the Corporation and its Restricted Subsidiaries to which no proved oil and natural gas reserves are attributable, based on the Corporation’s books and records and (ii) the appraised value, as estimated by independent appraisers, of such oil and natural gas properties of the Corporation and its Restricted Subsidiaries, in each case, as of a date no earlier than the date of the Corporation’s most recently available annual or quarterly financial statements (whether internal or publicly disclosed),

(c) the Consolidated Net Working Capital of the Corporation on a date no earlier than the date of the Corporation’s most recently available annual or quarterly financial statements (whether internal or publicly disclosed), and

(d) the greater of (i) the net book value of other tangible assets of the Corporation and its Restricted Subsidiaries on a date no earlier than the date of the Corporation’s most recently available annual or quarterly financial statements (whether internal or publicly disclosed) and (ii) the appraised value, as estimated by independent appraisers of other tangible assets, or the market value of Liquid Securities, of the Corporation and its Restricted Subsidiaries, in each case, as of the date of the Corporation’s most recently available annual or quarterly financial statements (whether internal or publicly disclosed), minus, to the extent included in clauses (1)(a) through (d) above, the sum of:

(1) minority interests,

(2) any net gas or other balancing liabilities of the Corporation and its Restricted Subsidiaries reflected in the Corporation’s most recently available annual or quarterly financial statements (whether internal or publicly disclosed),

(3) discounted future net revenues, calculated in accordance with Applicable Securities Legislation utilizing the prices utilized in the Corporation’s year-end reserve report, attributable to reserves that are required to be delivered to third parties to fully satisfy the obligations of the Corporation and its Restricted Subsidiaries with respect to Volumetric Production Payments on the schedules specified with respect thereto, and

(4) the discounted future net revenues, calculated in accordance with Applicable Securities Legislation, attributable to reserves subject to Dollar-Denominated Production Payments that, based on the estimates of production and price assumptions included in determining the discounted future net revenues specified in the first clause (1) above, would be necessary to fully satisfy the payment obligations of the Corporation and its Restricted Subsidiaries with respect to Dollar-Denominated Production Payments on the schedules specified with respect thereto.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control”, as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise. For purposes of this definition, the terms “controlling”, “controlled by” and “under common control with” have correlative meanings.

“Affiliate Transaction” has the meaning given to that term in Section 5.13(a).

“Applicable Procedures” means, with respect to any transfer or exchange of or for beneficial interests in any Global Note, the rules and procedures of the Depository that apply to such transfer or exchange.

“Applicable Securities Legislation” means, at any time, applicable securities laws (including rules, regulations, policies, instruments and blanket orders) in each of the Provinces of Canada in which the Corporation is then a reporting issuer (or, if the Corporation is not then a reporting issuer in any Province of Canada, for purposes of the definition of “Adjusted Consolidated Net Tangible Assets” only, securities laws in the Province of Alberta applicable to reporting issuers therein).

“Asset Sale” means:

(1) the sale, lease, transfer, conveyance or other disposition, directly or indirectly, in one transaction or in a series of related transactions, of any assets or rights, other than the granting of a Lien in accordance with and permitted by this Indenture; and

(2) the issuance of Equity Interests by any of the Corporation’s Restricted Subsidiaries or the sale by the Corporation or any of its Restricted Subsidiaries of Equity Interests in any of its Subsidiaries (other than directors’ qualifying shares or shares required to be owned by other Persons pursuant to applicable law).

Notwithstanding the preceding, the following items will be deemed not to be an Asset Sale:

(1) any single transaction or series of related transactions that (i) involves assets having a Fair Market Value of less than $30,000,000, and (ii) results in aggregate consideration received by the Corporation and its Restricted Subsidiaries of less than $30,000,000;

(2) a transfer of assets between or among the Corporation and its Restricted Subsidiaries;

(3) an issuance or sale of Equity Interests by a Restricted Subsidiary of the Corporation to the Corporation or to another of its Restricted Subsidiaries;

(4) any disposition of worn-out, obsolete, retired or otherwise unsuitable or excess assets or equipment or facilities or of assets or equipment no longer used or useful, in each case, in the ordinary course of business;

(5) the sale or lease of equipment, inventory (including current production), accounts receivable, oil, natural gas or other hydrocarbons, electricity, other mineral products or other assets (except for mid-stream assets or equipment including, for the avoidance of doubt, compressor stations and pipelines) in the ordinary course of business;

(6) the sale or other disposition (including the unwinding) of cash or Cash Equivalents, Hedging Obligations or other financial instruments in the ordinary course of business;

(7) any transfer of properties or assets (including Capital Stock) that is governed by Article 9; or that is a Restricted Payment that is permitted by Section 5.10;

(8) the sale or transfer (whether or not in the ordinary course of business) of direct or indirect interests in oil and natural gas or other hydrocarbon or mineral properties or other real property, provided that at the time of such sale or transfer such oil and natural gas or other hydrocarbon or mineral properties do not have associated with them any proved reserves and such other real property is not, directly or indirectly, utilized in conjunction with the production of proved reserves;

(9) the abandonment, farm-in, farm-out or relinquishment of oil and natural gas and other hydrocarbon or mineral properties in the ordinary course of business or resulting from any pooling or unit agreement entered into in the ordinary course of business; provided, in the case of any farm-in or farm-out under this clause (9), that the Corporation and its Restricted Subsidiaries receive no consideration in the form of cash, Cash Equivalents or Liquid Securities or Permitted Assets;

(10) the trade or exchange by the Corporation or any of its Restricted Subsidiaries of any direct or indirect interest in any oil or natural gas or other hydrocarbon or mineral property or other assets used or useful in the Oil and Gas Business and owned or held by the Corporation or such Restricted Subsidiary for any direct or indirect interest in any oil or natural gas property or other asset used or useful in the Oil and Gas Business and owned or held by another Person;

(11) any sale, lease, conveyance or other disposition of any Oil and Gas Investment which is required to be made pursuant to the terms of the agreements governing such Oil and Gas Investment (so long as such agreement is not entered into or amended or modified for purposes of causing such disposition to not be deemed an Asset Sale);

(12) any Permitted Investment (but excluding, for certainty, any sale or other disposition of a Permitted Investment unless such sale or disposition would constitute a Permitted Investment);

(13) the creation or perfection of a Permitted Lien (but not the sale or other disposition of any asset subject to such Lien);

(14) the surrender or waiver of contract rights or the settlement, release or surrender of contract, tort or other claims of any kind;

(15) any assignment of an overriding royalty or net profits interest to an employee or consultant of the Corporation or any of its Restricted Subsidiaries in the ordinary course of business in connection with the generation of prospects or the development of oil and natural gas and other hydrocarbon or mineral projects to which no proved reserves are attributed;

(16) dispositions of receivables owing to the Corporation or any of its Restricted Subsidiaries in connection with the compromise, settlement or collection thereof in the ordinary course of business or in bankruptcy or similar proceedings of the account debtor and exclusive of factoring or similar arrangements;

(17) the licensing or sublicensing of intellectual property (including, without limitation, the licensing of seismic data) or other general intangibles and licenses, leases or subleases of other property in the ordinary course of business which do not materially interfere with the business of the Corporation and its Restricted Subsidiaries;

(18) any sale of assets received by the Corporation or any of its Restricted Subsidiaries upon foreclosure of a Lien;

(19) any sale, issuance or other disposition of Equity Interests in, or Indebtedness of, an Unrestricted Subsidiary;

(20) the expiration or lapse of the license or lease of Oil and Gas Properties of the Corporation or any of its Restricted Subsidiaries in the ordinary course of business;

(21) farmouts of developed or undeveloped Oil and Gas Properties, deemed transfers of working interests under joint operating agreement as a result of electing (or being deemed to have elected) not to participate in drilling operations for a new well, and assignments under pooling or unitization agreements or other similar contracts that are customary in the Oil and Gas Business; and

(22) any Production Payment and Reserve Sales; provided that any such Production Payment and Reserve Sales, other than incentive compensation programs on terms that are reasonably customary in the Oil and Gas Business for geologists, geophysicists and other providers of technical services to the Corporation or a Restricted Subsidiary, shall have been created, incurred, issued, assumed or guaranteed in connection with the financing of, and within 60 days after the acquisition of, the property that is subject thereto.

“Asset Sale Offer” has the meaning given to that term in Section 5.14(f).

“Bankruptcy Law” means the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada), and the Winding Up and Restructuring Act (Canada), each as now and hereafter in effect, any successors to such statutes, any other applicable insolvency, winding-up, dissolution, restructuring, reorganization, liquidation, or other similar law of any jurisdiction, and any law of any jurisdiction (including any corporate law relating to arrangements, reorganizations, or restructurings) permitting a debtor to obtain a stay or a compromise of the claims of its creditors against it.

“Beneficial Holders” means any person who holds a beneficial interest in a Note as shown on the books of the Depository or a participant of such Depository.

“Board of Directors” means:

(1) with respect to a corporation, the board of directors of the corporation (or any duly authorized committee thereof);

(2) with respect to a partnership, the board of directors of the corporation that is the general partner or managing partner of the partnership; and

(3) with respect to any other Person, the board or committee of such Person serving a similar function.

“Board Resolution” means a copy of a resolution certified by any Officer of the Corporation to have been duly adopted by the Board of Directors of the Corporation and to be in full force and effect on the date of such certification, and delivered to the Trustee.

“Book Entry Only Notes” means notes of a series which, in accordance with the terms applicable to such series, are to be held only by or on behalf of the Depository.

“Borrowing Base” means the borrowing base under the Credit Agreement, provided by one or more commercial banks and/or financial institutions similar in nature to commercial banks (including government-owned lenders such as Export Development Canada and ATB Financial) or Affiliates of such Persons in Canada, the United States and/or the United Kingdom each having an established business providing credit facilities of this kind, which may include the maximum principal amount then available to be borrowed under such Credit Agreement in compliance with any other covenant in such Credit Agreement which limits the amount of Indebtedness that the Corporation and its Restricted Subsidiaries may incur or have outstanding.

“Business Day” means a day other than a Saturday, Sunday or other day on which banking institutions in Calgary, Alberta or Toronto, Ontario are authorized or required by law to close.

“Calculation Date” has the meaning given to that term in the definition of “Fixed Charge Coverage Ratio”.

“Calculation Period” has the meaning given to that term in Section 2.15(g).

“Canada Bond Yield” means, on any date, the bid yield to maturity on such date compounded semi-annually which a non-callable non-amortizing Government of Canada nominal bond would be expected to carry if issued, in Canadian dollars in Canada, at 100% of its principal amount on such date with a term to maturity which most closely approximates the remaining term to December 3, 2027 of the Notes on such date, as determined by the Corporation based on a linear interpolation of the yields represented by the arithmetic average of bids observed in the market place at or about 11:00 a.m. (Eastern Time), on the relevant date for each of the two outstanding non-callable non-amortizing Government of Canada nominal bonds which have the terms to maturity which most closely span the remaining term to December 3, 2027 of the Notes on such date, where such arithmetic average is based in each case on the bids quoted to an independent investment dealer acting as agent of the Corporation by two independent registered members of the Investment Industry Regulatory Organization of Canada selected by the Corporation (and acceptable to the Trustee, acting reasonably), calculated in accordance with standard practice in the industry.

“Canada Yield Price” means the price for the Notes, as determined by an independent investment dealer selected by the Corporation and acceptable to the Trustee, acting reasonably, as of the Business Day immediately preceding the day on which the notice of redemption for prepayment is given, equal to the greater of: (i) 101% of the principal amount of the Notes; and (ii) the sum of the present values of (a) the redemption price of such Notes as of December 3, 2027 as described under Section 4.1 plus (b) the scheduled payments of interest on the Notes remaining from the Redemption Date up to and including December 3, 2027 (not including any portion of the scheduled payments of interest accrued as of the relevant Redemption Date) discounted to the relevant Redemption Date on a semi-annual basis (assuming a 365-day year) at the discount rate equal to the sum of the Canada Bond Yield for such Notes and the Canada Yield Spread.

“Canada Yield Spread” means 1.0% (or 100 basis points).

“Canadian Dollar Equivalent” means, with respect to any monetary amount in a currency other than the Canadian dollar, at or as of any time for the determination thereof, the amount of Canadian dollars obtained by converting such foreign currency involved in such computation into Canadian dollars at the spot rate for the purchase of Canadian dollars with the applicable foreign currency as quoted by Reuters (or, if Reuters ceases to provide such spot quotations, by any other reputable service as is providing such spot quotations, as reasonably selected by the Corporation) at approximately 11:00 a.m. (Calgary time) on the date not more than two Business Days prior to such determination.

“Canadian dollars”, “$” or “C$” means Canadian dollars. Whenever the compliance with any provision of, or the default provisions or definitions in, this Indenture refer to an amount in Canadian dollars, that amount will be deemed to refer to the Canadian Dollar Equivalent of the amount of any obligation or sum denominated in any other currency or currencies, including composite currencies, which was in effect on the date of incurring, expending, remitting or otherwise initially incurring or expending such amount, or in the case of revolving credit obligations, on the date first committed, or otherwise as expressly provided in this Indenture, and, in any case, no subsequent change in the Canadian Dollar Equivalent after the applicable date of determination will cause such determination to be modified.

“Canadian Government Obligations” means direct non-callable obligations of, or guaranteed by, Canada for the payment of which guarantee or obligations the full faith and credit of Canada is pledged.

“Capital Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be classified and accounted for as a capitalized lease obligation or a finance lease on a balance sheet in accordance with GAAP; provided, however, that all leases that are or would have been treated as operating leases under GAAP as in effect on December 31, 2018 shall be deemed to be operating leases, and not capitalized lease obligations or finance leases, for all purposes of this Indenture, and shall not be deemed to give rise to any Capital Lease Obligation, notwithstanding the fact that such obligations are required to be classified and accounted for as capitalized lease obligations or finance leases on a balance sheet in accordance with GAAP at such time of such determination.

“Capital Stock” means:

(1) in the case of a corporation, association or other business entity, any and all shares, interests, participations, rights or other equivalents (however designated and whether or not voting) of corporate stock;

(2) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(3) any other interest or participation that confers on a Person rights in, or other equivalents of or interests in, the equity of the issuing Person or otherwise confers the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but, for the avoidance of doubt, excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

“Cash Equivalents” means:

(1) Canadian or United States dollars;

(2) securities issued by or directly and fully guaranteed or insured by the federal governments of Canada or the United States of America or any agency or instrumentality thereof (provided that the full faith and credit of the federal governments of Canada or the United States is pledged in support of those securities) having maturities of not more than one year from the date of acquisition;

(3) demand accounts, time deposit accounts, bearer deposit notes, certificates of deposit and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year, demand and overnight bank deposits and other similar types of investments routinely offered by commercial banks, in each case, with any lender party to the Credit Agreement or with any bank referred to in Schedule I, Schedule II or Schedule III of the Bank Act (Canada) or rated at least A-1 or the equivalent thereof by S&P, at least P-1 or the equivalent thereof by Moody’s, at least R-1 or the equivalent thereof by DBRS, or F1 or the equivalent thereof by Fitch;

(4) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5) commercial paper having one of the two highest ratings obtainable by Moody’s or S&P or DBRS or Fitch and in each case maturing within six months after the date of acquisition;

(6) deposits and certificates of deposit with Alberta Treasury Branches, provided that all such deposits do not exceed $1,000,000 in the aggregate at any one time; and

(7) money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition.

“Cash Management Arrangements” means any arrangement entered into or to be entered into by the Corporation or any of its Restricted Subsidiaries for or in respect of cash management services for the Corporation and its Restricted Subsidiaries, including mirror accounting arrangements, account positioning arrangements, pooled accounts, netting arrangements across accounts, centralized operating accounts, automated clearing house transactions, controlled disbursement services, treasury, depository, overdraft and electronic funds transfer services, foreign exchange facilities, currency exchange transactions or agreements and options with respect thereto, credit card processing services, credit or debit cards, purchase cards and any indemnity given in connection with any of the foregoing.

“CDS” means CDS Clearing and Depository Services Inc. and its successors.

“Change of Control” means the occurrence of one or more of the following events:

(1) any sale, lease, transfer exchange or other disposition (in one transaction or a series of related transactions) of all or substantially all of the assets of the Corporation and its Restricted Subsidiaries, taken as a whole (other than to the Corporation or a Restricted Subsidiary) to any Person or group of persons acting jointly or in concert;

(2) the consummation of any transaction (including, without limitation, any merger, amalgamation, plan of arrangement or consolidation), the result of which is that any Person, or group of Persons acting jointly or in concert, becomes the beneficial owner, directly or indirectly, of more than 50% of the voting Capital Stock of the Corporation (measured by voting power rather than number of shares);

(3) the amalgamation or merger of the Corporation with or into any Person pursuant to a transaction in which the Voting Stock of the Corporation outstanding immediately prior to such transaction does not, immediately after consummation of such transaction, constitute, and is not converted into or exchanged for Voting Stock of the surviving or continuing Person or any parent thereof, which constitutes a majority of the outstanding Voting Stock of such surviving or continuing Person or parent thereof;

(4) the adoption of a plan relating to the liquidation or dissolution of the Corporation; or

(5) the first day on which a majority of the members of the Board of Directors of the Corporation are not Continuing Directors.

For purposes of this definition, (i) a Person shall not be deemed to have beneficial ownership of securities subject to a stock purchase agreement, arrangement agreement, merger agreement or similar agreement until the consummation of the transactions contemplated by such agreement; and (ii) to the extent that one or more regulatory approvals are required for any of the transactions or circumstances described in clauses (1), (2) or (3) above to become effective under applicable law and such approvals have not been received before such transactions or circumstances have occurred, such transactions or circumstances shall be deemed to have occurred at the time such approvals have been obtained and become effective under applicable law.

“Change of Control Offer” has the meaning given to that term in Section 5.15(a).

“Change of Control Payment” has the meaning given to that term in Section 5.15(a).

“Change of Control Payment Date” has the meaning given to that term in Section 5.15(a).

“Change of Control Triggering Event” means the occurrence of both a Change of Control and related Rating Decline. Notwithstanding the foregoing, for the avoidance of doubt, no Change of Control Triggering Event will be deemed to have occurred in connection with a particular Change of Control unless and until such Change of Control has actually been consummated.

“Consolidated Debt” means, at any time, the aggregate principal amount of all Indebtedness of the Corporation and its Restricted Subsidiaries outstanding at such time as determined on a consolidated basis in accordance with GAAP; provided, however, that Consolidated Debt shall exclude Hedging Obligations, Subordinated Indebtedness and Indebtedness represented by Non-Recourse Equity Pledge Debt.

“Consolidated EBITDA” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus (without duplication):

(1) an amount equal to any extraordinary, unusual or non-recurring loss, to the extent such loss was deducted in computing such Consolidated Net Income; plus

(2) provision for taxes based on income or profits for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(3) the Fixed Charges for such period, to the extent that any such charges and expenses were deducted in computing such Consolidated Net Income; plus

(4) exploration expenses for such period, to the extent that any such exploration expenses were deducted in computing such Consolidated Net Income; plus

(5) depreciation, depletion and amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period), impairment and other non-cash charges and expenses (excluding any such non-cash charge or expense to the extent that it represents an accrual of or reserve for cash charges or expenses in any future period or amortization of a prepaid cash charge or expense that was paid in a prior period) of the Corporation and its Restricted Subsidiaries for such period to the extent that such depreciation, depletion, amortization and other non-cash charges or expenses were deducted in computing such Consolidated Net Income; plus

(6) the net amount of losses deducted in determining such Consolidated Net Income resulting from the disposition of assets (excluding inventory); plus

(7) accretion of asset retirement obligations (net of cash payments for such asset retirement obligations) for such period to the extent the same was deducted in computing such Consolidated Net Income; plus

(8) any non-recurring fees, expense or charges related to any offering of Equity Interests, Permitted Investments, acquisitions or Indebtedness permitted to be incurred by this Indenture (in each case, whether or not successful), to the extent that such fees, expenses and charges were deducted in computing Consolidated Net Income; plus

(9) consolidated impairment charges for such period to the extent such charges were deducted in computing such Consolidated Net Income; minus

(10) the net amount of any gains resulting from the disposition of assets (excluding inventory) to the extent such gains were included in determining Consolidated Net Income; minus

(11) non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business,

in each case, on a consolidated basis determined in accordance with GAAP.

“Consolidated Leverage Ratio” means, as of any date of determination, with respect to the Corporation, the ratio of Consolidated Debt at such date to Consolidated EBITDA for the four consecutive fiscal quarters ending with the Corporation’s most recent fiscal quarter for which annual or quarterly financial statements (whether internal or publicly disclosed) are available, in each case with such pro forma adjustments as those set forth in the definition of “Fixed Charge Coverage Ratio”.

“Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the net income (loss) of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that (without duplication):

(1) all extraordinary or non-recurring and unusual gains or losses realized in connection with any Asset Sale (without giving effect to clause (a) of the second paragraph of the definition thereof) or the disposition of securities or the early extinguishment of Indebtedness or Hedging Obligations, together with any related provision for Taxes on such gain or loss, will be excluded;

(2) the net income (including any net income that is a loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or similar distributions paid by such Person in cash or Cash Equivalents to the Corporation or a Restricted Subsidiary;

(3) solely for the purpose of determining the amount available for Restricted Payments under Section 5.10(a)(iv)(C)(1), the net income (excluding any net income that is a loss) of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that net income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its shareholders;

(4) the cumulative effect of a change in accounting principles or initial adoption of such principles will be excluded;

(5) any non-cash charges related to an impairment test write-down under GAAP or Applicable Securities Legislation will be excluded;

(6) unrealized losses and gains under Currency Agreements, Interest Rate Agreements and Oil and Gas Hedging Contracts will be excluded;

(7) any non-cash or non-recurring charges relating to any premium or penalty paid, write off of deferred financing costs or other financial recapitalization charges in connection with redeeming or retiring any Indebtedness prior to its Stated Maturity will be excluded;

(8) any non-cash compensation charge relating to stock options or other equity-based awards will be excluded; and

(9) any after-tax effect of net income (or loss) from disposed or discontinued operations and any net after-tax gains or losses on disposal of, disposed, abandoned or discontinued operations will be excluded.

“Consolidated Net Working Capital” of any Person as of any date of determination means the difference (shown on the balance sheet of such Person and its Restricted Subsidiaries and determined on a consolidated basis in accordance with GAAP as of the end of the most recent fiscal quarter of such Person for which annual or quarterly financial statements (whether internal or publicly disclosed) are available) between (i) all current assets of such Person and its Restricted Subsidiaries except unrealized gains relating to Hedging Obligations and future income taxes and (ii) all current liabilities of such Person and its Restricted Subsidiaries except the current portion of Indebtedness, unrealized losses relating to Hedging Obligations, stock-based compensation and future income taxes.

“Continuing Director” means, as of any date of determination, any member of the Board of Directors of the Corporation (i) who was a member of such Board of Directors on the Issue Date or (ii) whose election or nomination for election to such Board of Directors has been approved by a majority of the Continuing Directors who were at the time of such nomination or election members of such Board of Directors.

“Corporation” means Obsidian Energy Ltd. and includes any successor to or of the Corporation, as permitted by the terms hereof.

“Corporation Order” means an order or direction in writing signed by any one officer or director of the Corporation.

“Counsel” means a barrister or solicitor or firm of barristers or solicitors retained or employed by the Trustee or retained or employed by the Corporation and reasonably acceptable to the Trustee.

“Covenant Defeasance” has the meaning given to that term in Section 7.4.

"Credit Agreement" means the credit agreement in effect on the Issue Date, after the initial issuance of Notes under the Indenture, among Obsidian Energy, as borrower, the lenders named therein, Royal Bank of Canada, as administrative agent, and the other agents named therein including any related notes, debentures, pledges, Guarantees, security documents, instruments and agreements executed from time to time in connection therewith, and in each case as amended, modified, restated, renewed, replaced or refinanced from time to time, including any agreement extending the maturity of, refinancing, replacing or otherwise restructuring or adding Subsidiaries as replacement or additional borrowers or guarantors thereunder, and all or any portion of the Indebtedness and other Obligations under such agreement or agreements or any successor or replacement agreement or any agreements, and whether by the same or any other agent, lender or group of lenders. For greater certainty, it is acknowledged that Interest Rate Agreements, Currency Agreements and Oil and Gas Hedging Contracts entered into with a Person that at that time is a lender (or an Affiliate thereof) under the Credit Agreement are separate from, are not included within and do not form part of any above inclusions of the Credit Agreement.

“Credit Facilities” means, with respect to the Corporation or any Guarantor, one or more credit or debt facilities (including, without limitation, under the Credit Agreement), commercial paper facilities or Debt Issuances, in each case with banks, investment banks, insurance companies, mutual or other institutional lenders or investors (including government-owned lenders) providing for, among other things, revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables), letters of credit or letter of credit guarantees or Debt Issuances, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.

“Currency Agreement” means any financial arrangement entered into between a Person (or its Restricted Subsidiaries) and a counterparty on a case by case basis in connection with a foreign exchange futures contract, currency swap agreement, currency option or currency exchange or other similar currency related transactions, the purpose of which is to mitigate or eliminate its exposure to fluctuations in exchange rates and currency values.

“Custodian” means any receiver, receiver-manager, trustee, assignee, liquidator, monitor or similar official under any Bankruptcy Law.

“DBRS” means DBRS Limited or any successor to the rating agency business thereof.

“Debt Issuances” means, with respect to the Corporation or any of its Restricted Subsidiaries, one or more issuances after the Issue Date of Indebtedness evidenced by notes, debentures, bonds or other similar securities or instruments.

“Default” means the occurrence of any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default under this Indenture.

“Defeased Covenants” has the meaning given to that term in Section 7.4.

“Definitive Note” means a certificated Note registered in the name of the Holder thereof (and not held by a Depository), substantially in the form of Appendix A hereto, except that such Note will not bear the Global Note Legend.

“Depository” means CDS and such other Person as is designated in writing by the Corporation and acceptable to the Trustee to act as depository in respect of any series of Book Entry Only Notes.

“Depository Procedures” has the meaning given to that term in Section 2.9.

“Designated Non-cash Consideration” means the Fair Market Value of non-cash consideration received by the Corporation or one of its Restricted Subsidiaries in connection with an Asset Sale that is so designated as “Designated Non-cash Consideration” pursuant to an Officer’s Certificate, setting forth the basis of such valuation, less the amount of cash or Cash Equivalents received in connection with a subsequent sale, redemption or repayment of, or with respect to, such Designated Non-cash Consideration.

“Designated Rating Organization” means each of S&P, Moody’s, DBRS and Fitch.

“Disqualified Stock” means, with respect to any Person, any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable for any consideration other than Capital Stock pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, prior to the date on which the Notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require the Corporation to repurchase such Capital Stock upon the occurrence of a Change of Control or an Asset Sale will not constitute Disqualified Stock if the provisions applicable to such Capital Stock either (i) are no more favourable to the holders of such Capital Stock than the provisions under Section 5.14 and Section 5.15 and such Capital Stock specifically provides that the Corporation will not repurchase or redeem any of such Capital Stock pursuant to such provisions prior to the Corporation’s repurchase of such of the Notes as are required to be repurchased pursuant Section 5.14 and Section 5.15, or (ii) provide that the Corporation may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with Section 5.10.

“Documentary Taxes” has the meaning given to that term in Section 2.5.

“Dollar-Denominated Production Payments” means production payment obligations recorded as liabilities in accordance with GAAP, together with all undertakings and obligations in connection therewith.

“Energy Business” means (a) the Oil and Gas Business, (b) the acquisition, exploration, development, production, operation and/or disposition of interests in hydrogen, ammonia, helium and other similar non-hydrocarbon products, (c) the gathering, marketing, treating, processing, refining, storage, selling and transporting of any production from such interests or properties, (d) any business relating to exploration for or development, production, treatment, processing, refining, storage, transportation or marketing of hydrogen, ammonia, helium and other similar non-hydrocarbon products and products produced in association therewith, (e) any hydrogen, ammonia, helium or other similar non-hydrocarbon products business or biomass or renewable natural gas business, (f) any renewable power (including, without limitation, solar, wind and hydro) generation and/or electrical transmission business, (g) any carbon capture, utilization and/or storage business, (h) any business engaged by the Corporation or any of its Restricted Subsidiaries relating to or connected to the reduction of greenhouse gas emissions intensity, (i) the evaluation, participation in or pursuit of any other activity or opportunity that is primarily related to clauses (a) through (h) of this definition, and (j) any activity that is ancillary to or necessary or appropriate for the activities described in clauses (a) through (i) of this definition.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means any issuance or public or private sale of Equity Interests of the Corporation, other than any issuance or sale (i) of Disqualified Stock, (ii) to a Subsidiary of the Corporation or (iii) of Equity Interests under any employee benefit plan.

“Event of Default” has the meaning given to that term in Section 6.1 and any other event defined as an “Event of Default” in this Indenture.

“Excess Cash” means, for any period of four consecutive fiscal quarters ending with the Corporation’s most recent fiscal quarter for which annual or quarterly financial statements (whether internal or publicly disclosed) are available, Consolidated EBITDA for such period minus the sum of: (a) Fixed Charges of the Corporation for such period; and (b) consolidated cash income taxes payable by the Corporation for such period.

“Excess Proceeds” has the meaning given to that term in Section 5.14(e).

“Excluded Tax” has the meaning given to that term in Section 2.5(11).

“Existing Indebtedness” means the aggregate principal amount of Indebtedness of the Corporation and its Restricted Subsidiaries (other than Indebtedness under (i) the Credit Agreement, (ii) the 2027 Notes and the Guarantees thereof, and (iii) the Notes and the Subsidiary Guarantees) in existence on the Issue Date. Notwithstanding the foregoing, the 2027 Notes and the Guarantees thereof shall constitute Existing Indebtedness provided that they are redeemed in full no later than five Business Days following the Issue Date.

“Facilities” means any drilling equipment, production equipment and platforms or mining equipment; pipelines, pumping stations and other pipeline facilities; terminals, warehouses and storage facilities; bulk plants; production, separation, dehydration, extraction, treating and processing facilities; gasification or natural gas liquefying facilities; flares, stacks and burning towers; floatation mills, crushers and ore handling facilities; tank cars, tankers, barges, ships, trucks, automobiles, airplanes and other marine, automotive, aeronautical and other similar moveable facilities or equipment; computer systems and associated programs or office equipment; roads, airports, docks (including drydocks); reservoirs and waste disposal facilities; sewers; generating plants (including power plants) and electric lines; telephone and telegraph lines, radio and other communications facilities; townsites, housing facilities, recreation halls, stores and other related facilities; and similar facilities and equipment of or associated with any of the foregoing.

“Fair Market Value” means the value that would be paid by a willing buyer to a willing seller that is not an Affiliate of the buyer in a transaction not involving distress or necessity of either party, as determined in good faith by the Chief Financial Officer or other responsible financial officer of the Corporation.

“Financial Term” has the meaning given to that term in Section 5.16(a).

“Fitch” means Fitch Ratings, Inc. or any successor to the rating agency business thereof.

“Fixed Charge Coverage Ratio” means with respect to the Corporation for any four-quarter reference period, the ratio of the Consolidated EBITDA of the Corporation for such period to the Fixed Charges of the Corporation for such period. In the event that the Corporation or any of its Restricted Subsidiaries incurs, assumes, guarantees, repays, repurchases, redeems, defeases or discharges any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment, repurchase, redemption, defeasance or discharge of Indebtedness, or such issuance, repurchase or redemption of Preferred Stock, and the use of the proceeds therefrom as if the same had occurred at the beginning of the applicable four-quarter reference period.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1) acquisitions or dispositions that have been made by the Corporation or any of its Restricted Subsidiaries, including, in the case of acquisitions, through amalgamations, consolidations, arrangements or mergers and including any related financing transactions and increases in the ownership of the Corporation or any of its Restricted Subsidiaries, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date will be given pro forma effect as if they had occurred on the first day of the four-quarter reference period and Consolidated EBITDA for such reference period will be calculated on a pro forma basis after giving effect to any operating improvements or cost savings that have occurred or are reasonably expected to occur within 12 months of the date of the applicable transaction in the reasonable judgment of the Chief Financial Officer of the Corporation;

(2) the Consolidated EBITDA attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded;

(3) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded, but only to the extent that the Obligations giving rise to such Fixed Charges will not be Obligations of the Corporation or any of its Restricted Subsidiaries following the Calculation Date;

(4) any Person that is a Restricted Subsidiary of the specified Person on the Calculation Date will be deemed to have been a Restricted Subsidiary of the specified Person at all times during such four-quarter period;

(5) any Person that is not a Restricted Subsidiary of the specified Person on the Calculation Date will be deemed not to have been a Restricted Subsidiary of the specified Person at any time during such four-quarter period; and

(6) if any Indebtedness bears a floating rate of interest, the interest expense on such Indebtedness will be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account the effect of any Interest Rate Agreements applicable to such Indebtedness if such Interest Rate Agreement has a remaining term as of the Calculation Date in excess of 12 months).

“Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

(1) the consolidated interest expense of the specified Person and its Restricted Subsidiaries for such period, whether paid or accrued (excluding (a) any interest attributable to Dollar-Denominated Production Payments, (b) write-offs of deferred financing costs and (c) accretion of interest charges on future plugging and abandonment obligations, future retirement benefits and other obligations that do not constitute Indebtedness) and whether or not capitalized, including, without limitation, original issue discount, non-cash interest payments (other than amortization of debt issuance costs), the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Interest Rate Agreements; plus

(2) any interest expense on Indebtedness of another Person that is guaranteed by the specified Person or one of its Restricted Subsidiaries or secured by a Lien on assets of the specified Person or one of its Restricted Subsidiaries (other than Non-Recourse Equity Pledge Debt), to the extent the primary obligor is currently in default under such Indebtedness, whether or not such Guarantee or Lien is called upon; plus

(3) all dividends, whether paid or accrued and whether or not paid in cash, on (a) any series of Disqualified Stock of the specified Person or any of its Restricted Subsidiaries, and (b) any series of Preferred Stock of any Restricted Subsidiary of the specified Person if such Restricted Subsidiary is not a Guarantor, other than, in the case of each of the foregoing subclauses (a) and (b), (i) dividends on Equity Interests payable solely in Equity Interests of the Corporation (other than Disqualified Stock) or (ii) dividends payable to the Corporation or any of its Restricted Subsidiaries,

in each case, on a consolidated basis and determined in accordance with GAAP.

“GAAP” means generally accepted accounting principles, consistently applied, which are in effect in Canada from time to time, including International Financial Reporting Standards.

“Global Note Legend” means the legend set forth in Section 2.18(c), which is required to be placed on all certificated Global Notes issued under this Indenture.

“Global Notes” means notes representing the aggregate principal amount of a series of notes and held by, or on behalf of, a Depository.

“Guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness.

“Guarantor” means each Restricted Subsidiary that executes a Subsidiary Guarantee pursuant to Section 12.1 or otherwise; provided that any Person constituting a Guarantor as described above shall cease to constitute a Guarantor when its Subsidiary Guarantee is released in accordance with the terms of this Indenture.

“Hedging Obligations” means, with respect to any specified Person, the outstanding amount of all obligations of such Person and its Restricted Subsidiaries under all Currency Agreements, all Interest Rate Agreements and all Oil and Gas Hedging Contracts (the amount of any such obligations to be equal at any time to the termination value of the agreement or arrangement giving rise to such obligation that would be payable by such Person at such time) together with all interest, fees and other amounts payable thereon or in connection therewith.

“Holder” means a Person in whose name a Note is registered.

“Holders’ Request” means an instrument signed in one or more counterparts by the Holder or Holders of not less than 25% of the aggregate principal amount of the then outstanding Notes requesting the Trustee to take an action or proceeding permitted by this Indenture.

“incur” has the meaning given to that term in Section 5.11(a).

“Indebtedness” means, with respect to any specified Person at any date, any indebtedness of such Person, whether or not contingent, without duplication:

(1) in respect of borrowed money;

(2) evidenced by bonds, notes, debentures or similar instruments or letters of credit, letters of guarantee or tender cheques (or reimbursement agreements in respect thereof);

(3) in respect of banker’s acceptances;

(4) representing Capital Lease Obligations;

(5) representing the balance deferred and unpaid of the purchase price of any property, except any such balance that constitutes an accrued expense or trade payable;

(6) in respect of any Guarantee by such Person of production or payment with respect to a Production Payment (but not any other contractual obligation in respect of such Production Payment);

(7) representing any Hedging Obligations;

(8) in respect of all conditional sale Obligations and all Obligations under title retention agreements, but excluding a title retention agreement to the extent it constitutes an operating lease under GAAP as in effect on December 31, 2018; and

(9) all production payment obligations of the Corporation and its Restricted Subsidiaries recorded as liabilities or as deferred revenue each in accordance with GAAP, together with all undertakings and obligations in connection therewith.

In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) (provided that if such Indebtedness is not assumed by the specified Person, the amount of such Indebtedness will be the lesser of (i) the Fair Market Value of such asset at such date of determination and (ii) the amount of such Indebtedness of the specified Person) and, to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person. Except as contemplated by clause (6) of this definition, neither Dollar-Denominated Production Payments nor Volumetric Production Payments shall be deemed to be Indebtedness.

The amount of any Indebtedness outstanding as of any date will be:

(1) the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount; and

(2) the principal amount of the Indebtedness, together with any interest on the Indebtedness that is more than 30 days past due, in the case of any other Indebtedness.

For the avoidance of doubt, “Indebtedness” of any Person shall not include:

(1) trade payables and accrued liabilities (including royalties and obligations under farm-in, farm-out and operating agreements) arising in the ordinary course of business and payable in accordance with customary practice;

(2) deferred tax obligations;

(3) uncapitalized interest;

(4) non-interest-bearing installment obligations and accrued liabilities incurred in the ordinary course of business;

(5) in connection with the purchase by the Corporation or any of its Restricted Subsidiaries of any business or assets, post-closing payment adjustments to which the seller may become entitled to the extent such payment is determined by a final closing balance sheet or such payment depends on the performance of such business or assets after the closing; provided, however, that, at the time of closing, the amount of any such payment is not determinable and, to the extent such payment thereafter becomes fixed and determined, the amount is paid within 45 days thereafter;

(6) asset retirement obligations and other obligations in respect of environmental reclamation or site rehabilitation; and

(7) workers compensation obligations (including superannuation, pensions and retiree medical care) that are not overdue by more than 90 days.

“Indenture” means this trust indenture (including, for the avoidance of any doubt, the preamble and recitals hereto), as originally executed or as it may from time to time be supplemented, amended, restated or otherwise modified in accordance with the terms hereof.

“Initial Lien” has the meaning given to the term in Section 5.8.

“Interest Payment Date” means June 3 and December 3 of each year that the Notes are outstanding, and commencing (in the case of the Notes issued on the Issue Date) on June 3, 2026.

“Interest Period” means the period commencing on the later of (a) the date of issue of the Notes and (b) the immediately preceding Interest Payment Date on which interest has been paid, and ending on the date immediately preceding the Interest Payment Date in respect of which interest is payable.

“Interest Rate Agreement” means any financial arrangement entered into between a Person (or its Restricted Subsidiaries) and a counterparty on a case by case basis in connection with interest rate swap transactions, interest rate options, cap transactions, floor transactions, collar transactions and other similar interest rate protection related transactions, the purpose of which is to mitigate or eliminate its exposure to fluctuations in interest rates.

“Internal Procedures” has the meaning given to that term in Section 2.8(b)(ii).

“Investment Grade Rating” means a rating equal to or higher than “Baa3” (or the equivalent) in the case of Moody’s, “BBB-” (or the equivalent) in the case of S&P, “BBB (low)” (or the equivalent) in the case of DBRS, or “BBB-” (or the equivalent) by Fitch.

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the form of direct or indirect loans (including Guarantees of loans), advances or capital contributions (excluding (a) commission, travel and similar advances to officers, employees and consultants made in the ordinary course of business and (b) deposits, extensions of credit or advances to customers, suppliers, lessors or regulatory bodies that are incurred or made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. “Investments” shall exclude extensions of trade credit in the ordinary course of business on commercially reasonable terms in accordance with normal trade practices of such Person. If the Corporation or any of its Restricted Subsidiaries sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary, the Person disposing of such Equity Interests will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Corporation’s Investments in such Restricted Subsidiary that were not sold or disposed of. The acquisition by the Corporation or any of its Restricted Subsidiaries of a Person that holds an Investment in a third Person will be deemed to be an Investment by the Corporation or such Restricted Subsidiary in such third Person in an amount equal to the Fair Market Value of the Investment held by the acquired Person in such third Person. Except as otherwise provided in this Indenture, the amount of an Investment will be determined at the time the Investment is made (or deemed to be made) and without giving effect to subsequent changes in value.

“Issue Date” means the date on which the Notes are originally issued under this Indenture, being December 3, 2025.

“Joint Venture” means any Person that is not a Subsidiary of the Corporation or any of its Restricted Subsidiaries if the Corporation or any of its Restricted Subsidiaries has or makes any Investment in the Capital Stock of such Person.

“judgment currency” has the meaning given to that term in Section 1.14.

“Legal Defeasance” has the meaning given to that term in Section 7.3.

“Lien” means, with respect to any asset, any mortgage, lien (statutory or otherwise), pledge, charge, security interest or encumbrance upon or with respect to any property of any kind, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement but excluding a title retention agreement to the extent it would constitute an operating lease in accordance with GAAP, as in effect on December 31, 2018.

“Limited Condition Acquisition” means any acquisition or other Investment, including by way of purchase, merger, amalgamation, combination or consolidation or similar transaction (including repayment, redemption or repurchase of Indebtedness of the Person acquired, or that is secured by the assets acquired, in such acquisition or Investment), and the incurrence of Indebtedness, Disqualified Stock, Preferred Stock or Liens in connection therewith, by the Corporation or one or more of its Restricted Subsidiaries, with respect to which the Corporation or any such Restricted Subsidiaries have entered into an agreement or is otherwise contractually committed to consummate and the consummation of which is not expressly conditioned upon the availability of, or on obtaining, third-party financing (or, if such a condition does exist, the Corporation or any such Restricted Subsidiaries would be required to pay any fee, liquidated damages or other amount or be subject to any indemnity, claim or other liability as a result of such third party financing not having been available or obtained).

“Liquid Securities” means securities that are publicly traded on the Toronto Stock Exchange, the New York Stock Exchange, the NASDAQ Stock Market, or the London Stock Exchange, or their successors. For purposes of Section 5.14, securities meeting the requirements of the preceding sentence shall be treated as Liquid Securities from the date of receipt thereof until and only until the earlier of:

(1) the date on which such securities, or securities exchangeable for, or convertible into, such securities, are sold or exchanged for cash or Cash Equivalents, and

(2) 90 days following the date of receipt of such securities.

“LVTS” means the large value electronic money transfer system operated by the Canadian Payments Association and any successor thereto.

“Majority Holders” means (a) the Holders of Notes having passed a resolution by the affirmative vote of the Holders of a majority of the aggregate principal amount of the Notes then outstanding, represented and voting at a meeting duly convened for the purpose and held in accordance with this Indenture, or (b) the Holders of a majority of the aggregate principal amount of the Notes then outstanding having otherwise provided consent in writing in accordance with this Indenture.

“Material Change” means an increase or decrease, excluding changes that result solely from changes in commodity prices or exchange rates, of more than 30% during a fiscal quarter in the estimated discounted future net cash flows from proved oil and gas reserves of the Corporation and its Restricted Subsidiaries, calculated in accordance with clause (1) of the definition of Adjusted Consolidated Net Tangible Assets; provided, however, that the following will be excluded from the calculation of Material Change:

(1) any acquisitions during the quarter of oil and gas reserves that have been estimated by a Canadian or United States nationally recognized firm of independent petroleum engineers (which shall include GLJ Ltd.) and on which a report or reports exist; and

(2) any disposition of properties held at the beginning of such quarter that have been disposed of as provided in Section 5.14.

“Maturity” means, when used with respect to any Note, the date on which the principal of such Note or an instalment of principal becomes due and payable as therein or herein provided, whether at the Stated Maturity or by declaration of acceleration, notice of redemption, notice of option to elect repayment or otherwise.

“Maturity Account” means an account or accounts required to be established by the Corporation (and which shall be maintained by and subject to the control of the Paying Agent) for the Notes issued pursuant to and in accordance with this Indenture.

“Moody’s” means Moody’s Investors Service, Inc. or any successor to the rating agency business thereof.

“Net Cash Proceeds” means, with respect to any issuance or sale of Equity Interests, the cash proceeds of such issuance or sale net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, listing fees, discounts or commissions and brokerage, consultant and other fees and charges actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result of such issuance or sale.

“Net Proceeds” means, with respect to any Asset Sale, the proceeds therefrom in the form of cash or Cash Equivalents, including payments in respect of deferred payment obligations when received in the form of cash or Cash Equivalents, or stock or other assets when disposed of for cash or Cash Equivalents, received by the Corporation or any of the Restricted Subsidiaries from such Asset Sale, net of:

(1) the direct costs related to such Asset Sale, including all legal, title, engineering and environmental fees and expenses (including fees and expenses of legal counsel, advisors, accountants, consultants and investment banks, sales commissions and relocation expenses) related to such Asset Sale;

(2) provisions for all cash taxes payable or required to be accrued in accordance with GAAP as a result of such Asset Sale;

(3) payments made to retire Indebtedness where payment of such Indebtedness is secured by a Lien on the assets or properties that are the subject of such Asset Sale;

(4) amounts required to be paid to any Person owning a beneficial interest in the assets or properties that are subject to the Asset Sale;

(5) appropriate amounts to be provided by the Corporation or any of its Restricted Subsidiaries, as the case may be, as a reserve against any liabilities or adjustment obligations associated with such Asset Sale and retained by the seller after such Asset Sale, including pension and other post-employment benefit liabilities, liabilities related to environmental matters, liabilities under any indemnification obligations associated with such Asset Sale and purchase price adjustment obligations, provided that cash and/or Cash Equivalents in which the Corporation or any of its Restricted Subsidiaries has an individual beneficial ownership shall not be deemed to be received by the Corporation or any of its Restricted Subsidiaries until such time as such cash and/or Cash Equivalents are free from any restrictions under agreements with the other beneficial owners of such cash and/or Cash Equivalents which prevent the Corporation or any of its Restricted Subsidiaries from applying such cash and/or Cash Equivalents to any use permitted by Section 5.14 or to purchase Notes.

“Non-Recourse Debt” means Indebtedness:

(1) as to which neither the Corporation nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender;

(2) no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness (other than the Notes) of the Corporation or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of such Indebtedness to be accelerated or payable prior to its stated maturity; and

(3) as to which the lenders do not have any recourse to the stock or assets of the Corporation or any of its Restricted Subsidiaries.

“Non-Recourse Equity Pledge Debt” means a limited Guarantee by the Corporation or any of its Restricted Subsidiaries of Indebtedness owing to any lender(s) by an Unrestricted Subsidiary; provided that recourse on such limited Guarantee is limited to a Lien on Investments in such Unrestricted Subsidiary owned by the Corporation or any of its Restricted Subsidiary and, apart from such Lien on Investments in such Unrestricted Subsidiary, neither the Corporation nor any of its Restricted Subsidiary (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable, (c) has granted a Lien in respect of any of its properties or assets, or (d) constitutes the lender of such Indebtedness.

“Notes” means the 8.125% Senior Unsecured Notes due December 3, 2030 issued under this Indenture.

“Obligations” means, with respect to any Indebtedness, all obligations for principal, premium, interest, penalties, fees, indemnifications, reimbursements, costs, damages and other liabilities payable under the documentation governing any Indebtedness.

“Offering Memorandum” means the final offering memorandum of the Corporation dated November 19, 2025 relating to the original issuance of the Notes.

“Officer” means any of the following of the Corporation or any of its Restricted Subsidiaries: the Chairman of the Board of Directors, the Chief Executive Officer, the Chief Financial Officer, the President, any Vice President or the Corporate Secretary.

“Officer’s Certificate” means a certificate signed by any Officer.

“Oil and Gas Business” means:

(1) the acquisition, exploration, exploitation, development and operation of, and disposition of interests in, or obtaining production from, oil, natural gas and other hydrocarbon and mineral properties;

(2) the mining, gathering, marketing, treating, processing, storage, selling and transporting of any production from such interests or properties and the marketing of oil, natural gas, other hydrocarbons and minerals obtained from unrelated Persons;

(3) any business relating to or arising from the exploration for or exploitation, development, extraction, production, treatment, processing, storage, transportation, refining, gathering or marketing and sale of oil, natural gas, other hydrocarbons and other minerals and products produced in association therewith;

(4) any power generation and electrical transmission business in a jurisdiction within North America where fuel requirements of such business are supplied, directly or indirectly, from production reserves substantially from blocks in which the Corporation or its Restricted Subsidiaries participate;

(5) the evaluation, participation in or pursuit of any other activity or opportunity that is primarily related to clauses (1) through (4) above; and

(6) any activity that is ancillary to, necessary or appropriate for or incidental to the activities described in clauses (1) through (5) of this definition.

“Oil and Gas Hedging Contracts” means any transaction, arrangement or agreement entered into between a Person (or any of its Restricted Subsidiaries) and a counterparty on a case by case basis, including any futures contract, a commodity option, a swap, a forward sale or otherwise, the purpose of which is to mitigate, manage or eliminate its exposure to fluctuations in commodity prices, emissions related credits pricing, power prices, transportation or basis costs or differentials or other similar financial factors including contracts settled by physical delivery of the commodity; provided that Production Payments shall not be treated as Oil and Gas Hedging Contracts for purposes of this Indenture.

“Oil and Gas Investments” means any investments made in the ordinary course of, and of a nature that is or shall have become customary in, the Oil and Gas Business as a means of actively exploiting, exploring for, acquiring, developing, producing, processing, gathering, marketing or transporting oil, natural gas and other hydrocarbons and minerals through agreements, transactions, interests or arrangements which permit one to share risks or costs, comply with regulatory requirements regarding local ownership or satisfy other objectives customarily achieved through the conduct of the Oil and Gas Business jointly with third parties (which, for certainty, may include Unrestricted Subsidiaries whether wholly owned by the Corporation or otherwise), including, without limitation:

(1) ownership interests in oil and natural gas and other hydrocarbon and mineral properties (including for certainty in respect of thermal oil and gas production projects), processing facilities or gathering systems or ancillary real property interests (including acquisitions and dispositions thereof);

(2) investments in the form of or pursuant to operating agreements, processing agreements, farm-in agreements, farm-out agreements, working interests, royalty interests, mineral leases, contracts for sale, transportation or exchange of oil and natural gas and other hydrocarbons and minerals, development agreements, area of mutual interest agreements, unitization agreements, pooling agreements, joint bidding agreements, service contracts, joint venture agreements, partnership agreements (whether general or limited), limited liability company agreements, subscription agreements, stock purchase agreements and other similar agreements with third parties (which, for certainty, may include Unrestricted Subsidiaries whether wholly owned by the Corporation or otherwise), and

(3) direct or indirect ownership interests in drilling rigs, fracturing units, transportation and gathering equipment and other related equipment

“Oil and Gas Properties” means all properties, including equity or other ownership interest therein, which contain or are believed to contain oil and gas or other hydrocarbon reserves.

“Opinion of Counsel” means a written opinion from legal counsel acceptable to the Trustee.

“Other Notes” means other Notes issued in one or more series with a Stated Maturity and coupon different to that applicable to the Notes and any Additional Notes and terms fixed in each case at the time of issuance, issued under this Indenture in accordance with Section 2.2.

“Participants” has the meaning given to that term in Section 3.2(d).

“Paying Agent” has the meaning given to that term in Section 2.10.

“Payment Default” has the meaning given to that term in Section 6.1(e)(i).

“Permitted Acquisition Indebtedness” means Indebtedness or Disqualified Stock (i) of a Person that is acquired by the Corporation or any of its Restricted Subsidiaries or amalgamated, consolidated or merged with or into the Corporation or a Restricted Subsidiary of the Corporation, or assumed by the Corporation or any of its Restricted Subsidiaries pursuant to any acquisition of assets and assumption of related liabilities, or (ii) all of the proceeds of which are used to provide all or any portion of the funds to acquire (x) assets that are used or useful in the Energy Business or (y) Capital Stock of a Person that is engaged in the Energy Business and that is or, as a result of such acquisition, becomes a Restricted Subsidiary of the Corporation, provided that (in the case of each of the foregoing subclauses (i) and (ii)) on the date such Person, assets or Capital Stock is acquired by the Corporation or a Restricted Subsidiary, (x) the Corporation or the Successor Person (if other than the Corporation) would, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in Section 5.11(a) or (y) the Fixed Charge Coverage Ratio on the date of such transaction after giving pro forma effect thereto and the related financing transactions would be equal to or greater than the Fixed Charge Coverage Ratio immediately prior to such transaction.

“Permitted Assets” means any and all properties or assets that are used or useful in an Energy Business (including Capital Stock in a Person whose primary business is in the Energy Business).

“Permitted Debt” has the meaning given to that term in Section 5.11(b).

“Permitted Investments” means, without duplication:

(1) any Investment in the Corporation or in any of its Restricted Subsidiaries;

(2) any Investment in cash and/or Cash Equivalents;

(3) any Investment by the Corporation or any of its Restricted Subsidiaries in a Person undertaking an Energy Business, if as a result of such Investment:

(a) such Person becomes a Restricted Subsidiary of the Corporation; or

(b) such Person is amalgamated, consolidated or merged with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Corporation or any of its Restricted Subsidiaries;

(4) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with Section 5.14;

(5) any acquisition of assets or other Investments in a Person solely in exchange for the issuance of Equity Interests (other than Disqualified Stock or warrants, options or other rights to acquire Disqualified Stock) of the Corporation;

(6) deposits in respect of leаsing arrangements, deposits paid to and held by utility providers аnd other similar deposits in the ordinary course of business;

(7) Investments resulting from repurchases of the Notes permitted under this Indenture;

(8) receivables owing to the Corporation or any Restricted Subsidiary if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as the Corporation or any such Restricted Subsidiary deems reasonable under the circumstances;

(9) any Investments received in compromise of obligations of trade creditors or customers that were incurred in the ordinary course of business and not for speculative purposes, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer;

(10) Hedging Obligations;

(11) Oil and Gas Investments;

(12) Guarantees of performance or other obligations (other than Indebtedness) arising in the ordinary course in the Oil and Gas Business, including obligations under oil and natural gas exploration, development, joint operating and related agreements and leases, licenses or concessions related to the Oil and Gas Business;

(13) Guarantees issued in accordance with Section 5.11;

(14) (i) loans or advances made to any officer, director or employee of the Corporation or any of its Restricted Subsidiaries in the ordinary course of business that are approved by the Board of Directors of the Corporation or a duly authorized officer, and (ii) loans or advances made to refinance loans, together with accrued interest thereon, made pursuant to this paragraph (14); provided such loans do not exceed $5,000,000 in aggregate at any one time outstanding;

(15) Investments (i) existing, or made pursuant to binding commitments existing, on the Initial Issue Date or (ii) that are an extension, modification or renewal of any such Investments; provided that the amount of any such Investment may be increased only as required by the terms of such Investment as in existence on the initial Issue Date; and provided further that any such extension, modification or renewal of any such Investments does not require the Corporation or any of its Restricted Subsidiaries to make any additional cash or non-cash payments or transfers of assets or to provide additional services in connection therewith;

(16) Investments in trust funds established to support environmental reclamation obligations in the ordinary course of business;

(17) Investments acquired after the date of this Indenture as a result of the acquisition by the Corporation or any Restricted Subsidiary of another Person, including by way of a merger, amalgamation, plan of arrangement or consolidation with or into the Corporation or any of its Restricted Subsidiaries, in a transaction that is not prohibited by this Indenture, to the extent that such Investments were not made in contemplation of such acquisition, merger, amalgamation, plan of arrangement or consolidation and were in existence on the date of such acquisition, merger, amalgamation, plan of arrangement or consolidation;

(18) an Investment in a Joint Venture provided that, at the time of and after giving effect to such

Investment, the amount corresponding to the aggregate Fair Market Value of such Investment and all other Investments made under this clause (18) since the date of the Indenture minus the aggregate of all dividends, distributions or other payments made by such Joint Venture to the Corporation or a Restricted Subsidiary since the date of the Indenture does not exceed $50 million; and

(19) other Investments in any Person having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (19) that are at the time outstanding not to exceed the greater of (a) $65,000,000 and (b) 5.0% of Adjusted Consolidated Net Tangible Assets;

provided, however, that with respect to any Investment, the Corporation may, in its sole discretion, allocate all or any portion of any Investment and later re-allocate all or any portion of any Investment, to one or more of the above clauses (1) through (19) so that the entire Investment would be a Permitted Investment.

“Permitted Liens” means, as of any date:

(1) Liens on assets of the Corporation and any Subsidiary securing Indebtedness under Credit Facilities and Obligations in respect of such Indebtedness in an aggregate principal amount not to exceed the greater of the amounts set forth in subclauses (a), (b) and (c) of Section 5.11(b)(i);

(2) Liens in favor of the Corporation or any of the Restricted Subsidiaries;

(3) Liens on property of a Person existing at the time such Person becomes a Restricted Subsidiary or is amalgamated, consolidated or merged with or into the Corporation or any of its Restricted Subsidiaries; provided that such Liens were in existence prior to, and were not created in contemplation of, such Person becoming a Restricted Subsidiary or such amalgamation, consolidation or merger and do not extend to any assets other than those of the Person amalgamated, consolidated or merged with or into the Corporation or the Restricted Subsidiary;

(4) Liens securing Hedging Obligations permitted under this Indenture;

(5) Liens to secure payment of royalties, revenue interests and working interests incurred in the ordinary course of business to the extent of the security interest in those underlying assets;

(6) Liens for any judgments rendered that do not constitute an Event of Default;

(7) Liens for any judgment rendered, or claim filed, against the Corporation or any of its Restricted Subsidiaries which are being contested in good faith by appropriate proceedings that do not constitute an Event of Default if during such contestation a stay of enforcement of such judgment or claim is in effect;

(8) Liens on property existing at the time of acquisition of such property by the Corporation or any of its Restricted Subsidiaries, provided that such Liens were in existence prior to, and were not created in contemplation of, such acquisition;

(9) Liens incurred or deposits made to secure the performance of or otherwise in connection with statutory or regulatory obligations, environmental reclamation obligations, bids, leases, government contracts, surety or appeal bonds, performance or return-of-money bonds or other obligations of a like nature incurred in the ordinary course of business;

(10) Liens securing Indebtedness permitted by Section 5.11(b)(iv) covering only the assets acquired, developed or improved with such Indebtedness;

(11) Liens existing on the Issue Date;

(12) Liens for taxes, workers’ compensation, unemployment insurance and other types of social security, assessments or other governmental charges or claims that are not yet due and payable or, if due and payable and delinquent, that are being contested by the Corporation or any of its Restricted Subsidiaries in good faith by appropriate proceedings promptly instituted and diligently concluded, provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

(13) Liens in pipelines, pipeline facilities and facilities related to the Energy Business that arise by operation of law or in the ordinary course of business;

(14) Liens arising under partnership agreements, oil and natural gas leases, overriding royalty agreements, net profits agreements, incentive compensation programs that are on terms reasonably customary in the Energy Business for geologists, geophysicists and other providers of technical services to the Corporation or any of its Restricted Subsidiaries, royalty trust agreements, master limited partnership agreements, farm-in agreements, farm-out agreements, division orders, contracts for the sale, purchase, exchange, transportation, gathering or processing of oil, natural gas or other hydrocarbons, utilization and pooling designations, declarations, orders and agreements, joint venture agreements, development agreements, operating agreements, production sales contracts (including security in respect of take or pay or similar obligations thereunder), area of mutual interest and other agreements, natural gas balancing or deferred production agreements, injection, repressuring and recycling agreements, salt water or other disposal agreements, seismic or geophysical permits or agreements and other similar agreements, or arising by operation of law, which in each of the foregoing cases are customary in the Energy Business, and easements, rights of way or other similar rights in land, provided that such Liens are not given in connection with Indebtedness and provided further that such Liens are limited to the assets that are the subject of the relevant agreement, contract or other arrangement;

(15) Liens in oil, natural gas or other hydrocarbon or mineral property or products derived from such property to secure obligations incurred or Guarantees of obligations incurred in connection with or necessarily incidental to commitments of purchase or sale of, or the transportation, storage or distribution of, such property or the products derived from such property, provided that such obligations do not constitute Indebtedness;

(16) Liens in respect of any oil, natural gas, hydrocarbon or mineral property acquired after the Issue Date or which does not have any proved reserves associated with it on the Issue Date (i) securing the costs and expenses incurred after the Issue Date in connection with surveying, exploration, drilling, development, extraction, operation or production relating to or arising in connection with any such oil, natural gas, hydrocarbon or mineral property or with the acquisition thereof, including costs incurred for the acquisition, construction, development, alteration, repair, improvement or operation of any and all Facilities relating to such property, or to projects, ventures or other arrangements of which such property forms a part or which relate to such property, whether or not such Facilities are in whole or in part located (or from time to time located) at or on such property, and all related costs of abandonment, or (ii) securing Indebtedness created, issued, incurred or assumed by the Corporation or any of its Restricted Subsidiaries to provide funds for, or otherwise finance (directly or indirectly), the activities set forth above, if such Indebtedness is incurred prior to, during or within two years after the acquisition or completion of construction, development or other relevant activities referred to in clause (i) above and does not exceed the cost of such acquisition, construction, development or other activities, as applicable; provided that any such Lien shall be limited to the property that is the subject of the acquisition, construction, development or other relevant activities referred to above;

(17) Liens in favour of any federal government or any province, state or territory thereof or any municipality therein or any political subdivision, department, agency or instrumentality of any of them to secure the performance of any covenant or obligation to or in favor of or entered into at the request of such authorities where such security is required pursuant to any contract, statute or regulation or with respect to any franchise, grant, license or permit (including related to periodic payments in connection therewith) or arises by operation of law and any defects in title to structures or other facilities arising solely from the fact that such structures or facilities are constructed or installed on lands held by the Corporation or any of its Restricted Subsidiaries under government permits, leases or grants, provided that such Lien is not given in connection with Indebtedness;

(18) Liens imposed by law that are incurred in the ordinary course of business and do not secure Indebtedness for borrowed money, such as carriers’, warehousemen’s, mechanics’, landlords’, materialmen’s, employees’, laborers’, employers’, suppliers’, banks’, builders’, repairmen’s and other like Liens;

(19) easements, rights-of-way, zoning restrictions and other similar charges, restrictions or encumbrances in respect of real property or immaterial imperfections of title that do not, in the aggregate, impair in any material respect the ordinary conduct of the business of the Corporation and its Restricted Subsidiaries taken as a whole;

(20) Liens reserved in oil and natural gas and other hydrocarbon and mineral leases for bonus or rental payments and for compliance with the terms of such leases;

(21) Liens securing Permitted Refinancing Indebtedness in respect of Indebtedness that was secured by Permitted Liens and securing substantially identical property (plus improvements and accessions to such property or proceeds or distributions thereof);

(22) Liens securing the obligations of the Corporation under the Notes and this Indenture and of the Guarantors under the Subsidiary Guarantees;

(23) Liens arising from precautionary Personal Property Security Act or Uniform Commercial Code (or equivalent) financing statement filings regarding operating leases entered into by the Corporation and its Restricted Subsidiaries in the ordinary course of business;

(24) Liens over debt service reserve accounts which are wholly funded by Indebtedness secured by such Liens;

(25) Liens securing Non-Recourse Equity Pledge Debt;

(26) Liens securing Cash Management Arrangements;

(27) Liens arising out of grants of software and other technology licenses in the ordinary course of business;

(28) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into in the ordinary course of business;

(29) Liens encumbering reasonable and customary initial and margin deposits and similar Liens attaching to commodity trading accounts or other brokerage accounts;

(30) Liens in respect of Production Payment and Reserve Sales; provided that such Liens are limited to the property that is subject to such Production Payment and Reserve Sales; and

(31) Liens securing Indebtedness in an aggregate principal amount outstanding at any one time, added together with all other Indebtedness secured by Liens incurred pursuant to this clause (31), not to exceed the greater of (a) $65,000,000 and (b) 5.0% of Adjusted Consolidated Net Tangible Assets.

In the event that a Lien meets the criteria of more than one of the categories of Permitted Liens described in clauses (1) through (31) above, the Corporation may classify, or later reclassify, such Lien in whole or in part in any manner that complies with this definition, including by allocation to more than one other type of Permitted Lien.

“Permitted Refinancing Indebtedness” means any Indebtedness of the Corporation or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease, discharge or refund other Indebtedness of the Corporation or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

(1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness extended, refinanced, renewed, replaced, defeased, discharged or refunded (plus all accrued interest on the Indebtedness and the amount of all fees and expenses, including premiums, incurred in connection therewith);

(2) the final maturity date of such Permitted Refinancing Indebtedness is (i) no earlier than the final maturity date of the Indebtedness being extended, refinanced, renewed, replaced, deferred, defeased or refunded, or (ii) at least 91 days after the final maturity date of the Notes;

(3) the Permitted Refinancing Indebtedness has a Weighted Average Life to Maturity at the time such Permitted Refinancing Indebtedness is incurred that is equal to or greater than the Weighted Average Life to Maturity of the Indebtedness being extended, refinanced, renewed, replaced, deferred or refunded;

(4) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is Subordinated Indebtedness, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of the Notes and is subordinated in right of payment to the Notes or such Subsidiary Guarantee, as the case may be, on terms at least as favourable, taken as a whole, to the Holders of Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

(5) (i) if the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged is secured Indebtedness, no material additional security is granted in respect thereof; and (ii) if such Indebtedness is unsecured Indebtedness, no security is granted in respect thereof; and

(6) such Permitted Refinancing Indebtedness is incurred by the Person that was the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded and is guaranteed only by Persons who were obligors on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

Notwithstanding the foregoing, any Indebtedness incurred under the Credit Agreement pursuant to Section 5.11 shall be subject only to the refinancing provision in the definition of Credit Agreement and not pursuant to the requirements set forth in this definition of Permitted Refinancing Indebtedness; and no Indebtedness of which any of the proceeds are used to refinance the 2027 Notes shall be deemed to constitute Permitted Refinancing Indebtedness.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government, government body or agency or other entity.

“Preferred Stock” means any Capital Stock issued by a Person of any class or classes (however designated) that ranks prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding-up of such Person, to any other class of Capital Stock issued by such Person.

“Production Payments” means, collectively, Dollar-Denominated Production Payments and Volumetric Production Payments.

“Production Payment and Reserve Sales” means the grant or transfer by the Corporation or any of its Restricted Subsidiaries to any Person of a royalty, overriding royalty, net profits interest, Production Payment, partnership or other interest in Oil and Gas Properties, reserves or the right to receive all or a portion of the production or the proceeds from the sale of production attributable to such properties where the holder of such interest has recourse solely to such production or proceeds of production, subject to the obligation of the grantor or transferor to operate and maintain, or cause the subject interests to be operated and maintained, in a reasonably prudent manner or other customary standard or subject to the obligation of the grantor or transferor to indemnify for environmental, title or other matters customary in the Oil and Gas Business, including any such grants or transfers pursuant to incentive compensation programs on terms that are reasonably customary in the Oil and Gas Business for geologists, geophysicists or other providers of technical services to the Corporation or any of its Restricted Subsidiaries.

“Purchase Money Obligations” means Indebtedness of the Corporation and its Restricted Subsidiaries incurred for the purpose of financing all or any part of the purchase price, or the cost of installation, construction or improvement, of property, equipment or a business.

“QIB” means a “qualified institutional buyer” as defined in Rule 144A(a)(1).

“Rating Agency” means any of S&P, DBRS, Fitch and/or Moody’s.

“Rating Decline” means the occurrence of a decrease in the rating of the Notes by one or more gradations by any Rating Agency (including gradations within the rating categories, as well as between categories), within 90 days before or after the earlier of (a) a Change of Control, (b) the date of public notice of the occurrence of a Change of Control or (c) public notice of the intention of the Corporation to effect a Change of Control (which 90 day period shall be extended so long as the rating of the Notes is under publicly announced consideration for possible downgrade by any Rating Agency).

“Record Date” means the date specified for determining Holders entitled to receive interest on the Notes on any Interest Payment Date.

“Redemption Date” has the meaning given to that term in Section 4.5.

“Redemption Notice” has the meaning given to that term in Section 4.5.

“Registrar” has the meaning given to that term in Section 2.10.

“Regulation D” means Regulation D adopted by the SEC under the 1933 Act.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Payment” has the meaning given to that term in Section 5.10(a)(iv).

“Restricted Subsidiary” of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

“Rule 144A” means Rule 144A promulgated under the 1933 Act.

“S&P” means S&P Global Ratings, a division of S&P Global Canada Corp. or any successor to the rating agency business thereof.

“Secured Debt” means:

(1) all Indebtedness of the Corporation or a Guarantor under Credit Facilities secured by Liens on assets of the Corporation or any Restricted Subsidiary;

(2) all Hedging Obligations and Cash Management Arrangements secured by the Liens securing Credit Facilities; and

(3) Capital Lease Obligations secured by Liens on the assets subject to the relevant capital lease.

“SEDAR” has the meaning given to that term in Section 5.6(a).

“Stated Maturity” means, with respect to any instalment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subordinated Indebtedness” means Indebtedness of the Corporation or a Guarantor that is subordinated in right of payment to the Notes or the Subsidiary Guarantee issued by such Guarantor, as the case may be.

“Subsidiary” means, with respect to any specified Person:

(1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders’ agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2) any partnership or limited liability company of which (i) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof), whether in the form of membership, general, special or limited partnership interests or otherwise, and (ii) that Person or any Subsidiary of that Person is a controlling general partner or otherwise controls such entity.

“Subsidiary Guarantee” means a Guarantee executed by each Guarantor and delivered to the Trustee pursuant to which such Guarantor shall unconditionally guarantee the Obligations of the Corporation under this Indenture and the Notes.

“Successor Person” has the meaning given to it under Article 9.

“Supplemental Indenture” means an indenture supplemental to this Indenture which may be executed, acknowledged and delivered for any of the purposes set out in Section 11.5.

“Tax Act” means the Income Tax Act (Canada), and shall include the regulations promulgated thereunder.

“Taxes” means any present or future tax, levy, impost, assessment or other government charge (including penalties, interest and any other liabilities related thereto) imposed or levied by or on behalf of a Taxing Authority.

“Taxing Authority” means any government or any political subdivision or territory or possession of any government or any authority or agency therein or thereof having power to tax.

“Trustee” means Odyssey Trust Company in its capacity as trustee under this Indenture and its successors and permitted assigns in such capacity.

“United States” or “U.S.” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia.

“Unrestricted Subsidiary” means any Restricted Subsidiary of the Corporation (including newly acquired or newly formed Subsidiaries) that is designated by the Board of Directors of the Corporation as an Unrestricted Subsidiary pursuant to Section 5.19, and includes any Subsidiary of an Unrestricted Subsidiary.

“Volumetric Production Payments” means production payment obligations recorded as deferred revenue in accordance with GAAP, together with all undertakings and obligations in connection therewith.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2) the then outstanding principal amount of such Indebtedness.

“Wholly Owned Restricted Subsidiary” of the Corporation means any Restricted Subsidiary of which all of the outstanding Voting Stock (other than directors’ qualifying shares or shares required to be owned by other Persons pursuant to applicable law) is owned directly or indirectly by the Corporation or any other Wholly Owned Restricted Subsidiary.

1.2 Meaning of “Outstanding”

Subject to Section 7.1, every Note issued, authenticated and delivered in accordance with this Indenture shall be deemed to be outstanding until it is cancelled or redeemed or delivered to the Trustee for cancellation or redemption for monies or a new Note is issued in substitution for it pursuant to Section 2.14 or the payment for redemption thereof shall have been set aside under Section 4.7; provided that:

(a) when a new Note has been issued in substitution for a Note which has been lost, stolen or destroyed, only one of such Notes shall be counted for the purpose of determining the aggregate principal amount of Notes outstanding;

(b) Notes which have been partially redeemed or purchased shall be deemed to be outstanding only to the extent of the unredeemed or unpurchased part of the principal amount thereof; and

(c) for the purposes of any provision of this Indenture entitling Holders of outstanding Notes to vote, sign consents, resolutions, requisitions or other instruments or take any other action under this Indenture, or to constitute a quorum of any meeting of Holders, Notes owned directly or indirectly, legally or equitably, by the Corporation, any of its Subsidiaries or any of its Affiliates shall be disregarded (unless the Corporation, one or more of its Subsidiaries and/or one or more of its Affiliates are the only Holders (or Beneficial Holders) of the outstanding aggregate principal amount of Notes at the time outstanding in which case they shall not be disregarded), except that:

(i) for the purpose of determining whether the Trustee shall be protected in relying on any such vote, consent, resolution, requisition or other instrument or action, or on the Holders present or represented at any meeting of Holders, only the Notes in respect of which the Trustee has received an Officer’s Certificate confirming that the Corporation, one or more of its Subsidiaries and/or one or more of its Affiliates are the only Holders shall be so disregarded; and

(ii) Notes so owned which have been pledged in good faith other than to the Corporation or any of its Subsidiaries shall not be so disregarded if the pledgee shall establish, to the satisfaction of the Trustee, the pledgee’s right to vote such Notes, sign consents, resolutions, requisitions or other instruments or take such other actions in his discretion free from the control of the Corporation, any of its Subsidiaries or any of its Affiliates.

1.3 Interpretation

In this Indenture:

(a) words importing the singular number or masculine gender shall include the plural number or the feminine or neuter genders, and vice versa;

(b) all references to Articles, Sections, subsections, clauses or appendices refer, unless otherwise specified, to articles, sections, subsections, clauses or appendices of this Indenture;

(c) words and terms denoting inclusiveness (such as “include” or “includes” or “including”), whether or not so stated, are not limited by and do not imply limitation of their context or the words or phrases which precede or succeed them; and

(d) “this Indenture”, “hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions refer to this Indenture and not to any particular Article, Section, subsection, clause, subdivision or other portion hereof and include the Subsidiary Guarantees, as applicable, and any and every Supplemental Indenture.

1.4 Headings, Etc.

The division of this Indenture into Articles, Sections, subsections, clauses, subdivisions, paragraphs and appendices, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Indenture.

1.5 Statute Reference

Any reference in this Indenture to a statute is deemed to be a reference to such statute as amended, re-enacted or replaced from time to time.

1.6 Day not a Business Day

In the event that any day on or before which any action required to be taken hereunder is not a Business Day, then such action shall be required to be taken on or before the requisite time on the first Business Day thereafter with the same force and effect as if such action had been taken on such non-Business Day and, in the case of any payments, no additional amounts shall accrue or be payable as a result of such delay.

1.7 Applicable Law

This Indenture, the Notes and the Subsidiary Guarantees shall be construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated in all respects as Alberta contracts.

1.8 Waiver of Jury Trial

The parties hereto and the Holders by acceptance of the Notes each hereby waive any right to trial by jury in any action, proceeding or counterclaim arising out of or relating to this Indenture, the Notes or each Subsidiary Guarantee or any transaction related hereto or thereto to the fullest extent permitted by applicable law.

1.9 Monetary References

Whenever any amounts of money (including the word “dollars” and the symbol “$”) are referred to herein, such amounts shall be deemed to be in lawful money of Canada unless otherwise expressed.

1.10 Invalidity, Etc.

Each provision in this Indenture or in a Note is distinct and severable and a declaration of invalidity or unenforceability of any such provision by a court of competent jurisdiction will not affect the validity or enforceability of any other provision hereof or thereof.

1.11 Language

Les parties aux présentes ont exigé que la présente convention ainsi que tous les documents et avis qui s’y rattachent et/ou qui en découleront soient rédigés en langue anglaise. The parties hereto have required that this Indenture and all documents and notices related thereto be drawn up in English.

1.12 Successors and Assigns

All covenants and agreements in this Indenture by the Corporation on its own behalf and on behalf of its Restricted Subsidiaries shall bind their respective successors and assigns, as applicable, whether expressed or not.

1.13 Accounting Terms

Each accounting term used in this Indenture, unless otherwise defined herein, has the meaning assigned to it under GAAP applied consistently throughout the relevant period and relevant prior periods.

1.14 Indemnification for Judgment Currency Fluctuations

If for the purposes of obtaining judgment in any court it is necessary to convert a sum due under this Indenture to the Holder from another currency to Canadian dollars, the Corporation and each Guarantor has agreed, and each Holder by holding such Note will be deemed to have agreed, to the fullest extent that the Corporation, each Guarantor and they may effectively do so, that the rate of exchange used shall be that at which in accordance with normal banking procedures such Holder could purchase Canadian dollars with such other currency in Calgary, Alberta on the Business Day preceding the day on which final judgment is given.

The Corporation’s and the Guarantors’ obligations to any Holder will, notwithstanding any judgment in a currency (the “judgment currency”) other than Canadian dollars, be discharged only to the extent that on the Business Day following receipt by such Holder or the Trustee, as the case may be, of any amount in such judgment currency, such Holder may in accordance with normal banking procedures purchase Canadian dollars with the judgment currency. If the amount of the Canadian dollars so purchased is less than the amount originally to be paid to such Holder or the Trustee in the judgment currency (as determined in the manner set forth in the preceding paragraph), as the case may be, each of the Corporation and the Guarantors, jointly and severally, agrees, as a separate obligation and notwithstanding any such judgment, to indemnify the Holder and the Trustee, as the case may be, against any such loss. If the amount of the Canadian dollars so purchased is more than the amount originally to be paid to such Holder or the Trustee, as the case may be, such Holder or the Trustee, as the case may be, will pay the Corporation or the applicable Guarantor such excess; provided that such Holder or the Trustee, as the case may be, shall not have any obligation to pay any such excess as long as a Default under the Notes or this Indenture has occurred and is continuing or if the Corporation or the Guarantors shall have failed to pay any Holder any amounts then due and payable under such Notes or this Indenture, in which case such excess may be applied by such Holder or the Trustee to such obligations.

Article 2
THE NOTES

2.1 Issue and Designation of Notes

In accordance with this Indenture, the Corporation is authorized to issue a series of Notes designated as “8.125% Senior Unsecured Notes due December 3, 2030”. The Notes will be issued in denomination of $2,000 and integral multiples of $1,000 in excess thereof. The Notes will become due and payable, together with accrued and unpaid interest thereon, on December 3, 2030.

2.2 Additional Notes

The aggregate principal amount of Notes which may be issued under this Indenture on the Issue Date is $175,000,000. The Corporation shall be entitled, subject to Section 5.11, to issue Additional Notes and Other Notes in an unlimited principal amount under this Indenture from time to time. The Additional Notes shall have identical terms as the Notes issued on the Issue Date, other than with respect to the date of issuance, issue price and the first Interest Payment Date, and which shall bear the same designation and designating letters as those applied to such previous issue and will be numbered consecutively upwards in respect of such denominations of Notes in like manner and following the numbers of the Notes of such previous issue. The Other Notes may be issued in one or more series with a Stated Maturity and coupon different to that applicable to the Notes and any Additional Notes and terms fixed in each case at the time of issuance. The Notes issued on the date hereof and any Additional Notes shall be treated as a single series for all purposes under this Indenture (including, without limitation, waivers, amendments, consents, redemptions and offers to purchase). With respect to any Additional Notes or any Other Notes, the Corporation shall set forth in a Corporation Order, a copy of which shall be delivered to the Trustee, the aggregate principal amount of such Additional Notes or Other Notes to be authenticated and delivered pursuant to this Indenture, and the Holder(s), issue date and first Interest Payment Date of such Additional Notes or Other Notes.

2.3 Interest

Interest on the Notes will accrue at the rate of 8.125% per annum and will be payable semi-annually in arrears on June 3 and December 3 of each year, commencing on June 3, 2026. The Corporation will make each interest payment to the Holders of record as of the close of business on the fifth Business Day immediately preceding each Interest Payment Date. For purposes of disclosure under the Interest Act (Canada), the yearly rate of interest to which interest is calculated under a Note for any period in any calendar year (the “Calculation Period”) is equivalent to the rate payable under a Note in respect of the Calculation Period multiplied by a fraction the numerator of which is the actual number of days in such calendar year and the denominator of which is the actual number of days in the Calculation Period.

Interest on the Notes will accrue from the Issue Date or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 365-day year or 366-day year, as applicable, and will be payable in equal semi-annual amounts; except that interest in respect of any period that is longer or shorter than a full semi-annual interest period will be computed on the basis of a 365-day year or 366-day year, as applicable, and the actual number of days elapsed in the relevant period.

If an Interest Payment Date falls on a day that is not a Business Day, the interest payment to be made on such Interest Payment Date will be made on the next succeeding Business Day with the same force and effect as if made on such Interest Payment Date, and no additional interest will accrue solely as a result of such delayed payment. Interest on overdue principal and interest will accrue at the applicable interest rate on the Notes.

2.4 Currency of Payment

The principal of, premium (if any) and interest on the Notes will be payable in Canadian dollars.

2.5 Additional Amounts

All payments made by or on behalf of the Corporation under or with respect to the Notes or by or on behalf of any Guarantor under or with respect to any Subsidiary Guarantee will be made free and clear of, and without withholding or deduction for or on account of, any present or future Taxes, unless the Corporation or any Guarantor is required to withhold or deduct Taxes by law or by the interpretation or administration thereof. If the Corporation, any Guarantor or other payor is so required to withhold or deduct any amount for or on account of Taxes from any payment made under or with respect to the Notes or any Subsidiary Guarantee, as the case may be, the Corporation, such Guarantor or other payor, as applicable, will pay (together with such payment), as interest, such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each Holder or beneficial owner of a Note after such withholding or deduction (including any such withholding or deduction from Additional Amounts) will not be less than the amount the Holder or beneficial owner would have received if such Taxes had not been withheld or deducted; provided that no Additional Amounts will be payable with respect to Taxes to the extent such Taxes:

(1) would not have been so imposed but for the Holder or beneficial owner not dealing at arm’s length (within the meaning of the Tax Act) at the time of making such payment with the Corporation, such Guarantor or other payor;

(2) would not have been so imposed but for the existence of any present or former connection between such Holder or beneficial owner and Canada or any political subdivision thereof or authority thereof having power to tax other than the mere acquisition, ownership or holding of Notes, the enforcement of rights thereunder or the receipt of payments thereunder;

(3) are imposed, withheld or deducted on any payment on a Note to the Holder of a Note as a consequence of the Holder or beneficial owner of the Note being a “specified shareholder” or a “specified non-resident shareholder” (each as defined in subsection 18(5) of the Tax Act) of the Corporation in the taxation year of the Corporation in which the payment is made;

(4) are imposed, withheld or deducted by reason of the failure of the Holder or beneficial owner to duly and timely comply with a timely request of the Corporation to provide information, documents, certification or other evidence concerning such Holder’s or beneficial owner’s nationality, residence, entitlement to treaty benefits, identity or connection with Canada or any political subdivision or authority thereof having the power to tax, if and to the extent that due and timely compliance with such request would have resulted in the reduction or elimination of any Taxes as to which Additional Amounts would have otherwise been payable to such Holder or beneficial owner of Notes but for this clause (4);

(5) are imposed, withheld or deducted on any payment on a Note or Subsidiary Guarantee to the Holder of a Note which is a fiduciary, partnership or person other than the sole beneficial owner of that payment, to the extent that such payment would be required to be included in income under the laws of the relevant taxing jurisdiction for tax purposes, of a beneficiary or settler with respect to the fiduciary, a member of that partnership or a beneficial owner who would not have been entitled to such Additional Amounts had that beneficiary, settler, partner or beneficial owner been the Holder or beneficial owner of the Note;

(6) would not have been imposed but for the presentation (where presentation is required) by such Holder or beneficial owner of the Note for payment more than 30 days after: (i) the date such payment on such Note became due and payable; or (ii) the date on which payment thereof is duly provided for, whichever is the later;

(7) are required to be deducted or withheld as a result of an assignment or transfer of the Notes by the Holder or beneficial owner to a person resident in Canada with whom the Holder or beneficial owner does not deal at arm’s length for purposes of the Tax Act;

(8) are Taxes imposed on or measured by the applicable Holder or beneficial owner’s net income, capital franchise taxes and branch profits or similar taxes;

(9) are estate, inheritance, gift, personal property, sales, use, excise, transfer or other similar Taxes imposed with respect to such payment;

(10) result from the failure of the Holder to comply with the US Foreign Account Tax Compliance Act and related applicable intergovernmental agreements or local implementing legislation; or

(11) any combination of the foregoing clauses of this provision (each an “Excluded Tax”).

The Corporation, such Guarantor or other payor, as the case may be, will also (a) make such withholding or deduction and (b) remit the full amount deducted or withheld to the relevant authority in accordance with applicable law. The Corporation, such Guarantor or other payor, as the case may be, will furnish to the Holders and beneficial owners of the Notes, within 30 days after the date the payment of any Taxes are due pursuant to applicable law, certified copies of tax receipts evidencing such payment by the Corporation, such Guarantor or other payor. The Corporation and each Guarantor will indemnify and hold harmless each Holder and beneficial owner (other than for Excluded Taxes) for the amount of (A) any Taxes not withheld or deducted by or on behalf of the Corporation or such Guarantor, as the case may be, and levied or imposed and paid by such Holder or beneficial owner as a result of payments made under or with respect to the Notes or the Subsidiary Guarantees, as the case may be (including, for greater certainty, any Taxes payable under section 803 of the regulations under the Tax Act), (B) any liability (including penalties, interest and expenses) arising therefrom or with respect thereto, and (C) any Taxes imposed with respect to any reimbursement under clauses (A) or (B) above.

At least 30 days prior to each date on which any payment under or with respect to the Notes is due and payable, if the Corporation or any Guarantor is aware that it will be obligated to pay Additional Amounts with respect to such payment, the Corporation will deliver to the Trustee an Officers’ Certificate stating the fact that such Additional Amounts will be payable, the amounts so payable and will set forth such other information necessary to enable the Trustee to pay such Additional Amounts to Holders or beneficial owners, as the case may be, on the payment date. Whenever in this Indenture or this description there is mentioned, in any context, the payment of principal (and premium, if any), redemption prices or purchase prices in connection with a redemption or purchase of Notes, interest or any other amount payable under or with respect to any Note, such mention shall be deemed to include mention of the payment of Additional Amounts provided for in this section to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

The Corporation will pay when due any present or future stamp, transfer, court or documentary taxes or any other excise or property taxes, charges or similar levies (including penalties and interest related thereto) which arise in any governing jurisdiction from the initial execution, delivery, issuance or registration of the Notes or any other document or instrument relating thereto or from any payment under or in respect of, or enforcement of, the Notes or any Subsidiary Guarantee (“Documentary Taxes”).

The obligations under this Section 2.5, including, for greater certainty, the Corporation’s and each Guarantor’s obligation to make payments of Additional Amounts, any indemnification payment and Documentary Taxes under the terms and conditions under this Section 2.5 will survive any termination, defeasance or discharge of this Indenture and any transfer by a Holder or beneficial owner of Notes.

2.6 Appointment of Trustee and Depository

The Trustee is hereby appointed as the trustee for the Notes, subject to Article 10 and the other terms and conditions of this Indenture. The Corporation hereby initially appoints CDS to act as Depository with respect to the Global Notes.

2.7 Form of Notes

The Notes may be issued in certificated or uncertificated (electronic) form. A Note that is evidenced by a certificate, and the Trustee’s certificate of authentication, shall be substantially in the form set out in Appendix A hereto, together with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Indenture. Notes may have notations, legends or endorsements required by law, stock exchange rules or the Depository or consistent with customary practice. To the extent any provision of any Note conflicts with the express provisions of this Indenture, the provisions of this Indenture shall govern and be controlling.

2.8 Execution, Authentication and Delivery of Notes

(a) Any certificates representing Notes shall be signed by any authorized director or officer of the Corporation, holding office at the time of signing, including by way of electronic or facsimile signature.

(b) No Notes will be valid or obligatory for any purpose unless such Notes have been authenticated by or on behalf of the Trustee in accordance with the following:

(i) in the case of certificated Notes, such Notes shall have been authenticated manually by or on behalf of the Trustee in substantially the form of certificate set out in Appendix A hereto or in such other form approved by the Corporation, as reasonably agreed to by the Trustee; and such authentication will be conclusive evidence, and the only evidence, that such certificated Notes have been duly authenticated, issued and delivered and that the Holder thereof is entitled to the benefits hereof;

(ii) in the case of uncertificated Notes, such Notes shall, for all purposes of this Indenture, be deemed to have been duly authenticated by or on behalf of the Trustee if the Trustee has, in respect of such Notes, completed all Internal Procedures such that the particulars of such Notes as required by Section 3.2 are entered in the applicable register referred to in Section 3.2; and such authentication will be conclusive evidence, and the only evidence, that such uncertificated Notes have been duly authenticated and issued and that the Holder thereof is entitled to the benefits hereof. For this purpose, “Internal Procedures” means, in respect of the making of any one or more entries to, changes in or deletions of any one or more entries in the registers referred to in Section 3.2 at any time, the Trustee’s internal procedures customary at such time in order to complete (or cause the completion of) the entry, change or deletion made under the operating procedures followed at such time by the Trustee; and

(iii) the certification of the Trustee on the Notes issued hereunder shall not be construed as a representation or warranty by the Trustee as to the validity of this Indenture or the Notes (except the due certification thereof) and the Trustee shall in no respect be liable or answerable for the use made of the Notes or any of them or of the consideration therefor except as otherwise specified herein.

(c) Subject to the terms of this Indenture, the Trustee shall from time to time authenticate one or more Notes (including Additional Notes) for original issue on the issue date for such

Notes upon and in accordance with the Corporation Order referred to in Section 2.2, and upon receipt by the Trustee of the following additional documents:

(i) an Officer’s Certificate stating that no Event of Default has occurred and is continuing;

(ii) in the case of Additional Notes, a Supplemental Indenture providing for the issuance of such Notes; and

(iii) an Opinion of Counsel to the effect that all requirements under this Indenture and applicable law in connection with the issue of such Notes have been complied with.

2.9 Change in Depository Procedures

In the event the Corporation, the Trustee or any Registrar are required or permitted to take any action in respect of the issuance, execution, certification, authentication, confirmation, settlement, registration, deposit, transfer or exchange of any Global Notes (whether upon original issuance, in connection with a partial redemption or otherwise), to the extent the applicable provisions of this Indenture conflict with or are inconsistent with the rules, procedures or requirements of the Depository in effect at the time of such action (the “Depository Procedures”) (and provided such rules, procedures or requirements are consistent, in the reasonable opinion of the Corporation as evidenced in an Officer’s Certificate, with customary practice at such time) in respect of the issuance, execution, certification, authentication, confirmation, settlement, registration, deposit, transfer or exchange of Global Notes, the Corporation, the Trustee and any Registrar shall be permitted to comply with such Depository Procedures and shall not be in default of this Indenture solely as a result thereof.

2.10 Registrar and Paying Agent

The Corporation shall maintain for the Notes an office or agency where such Notes may be presented for registration of transfer or for exchange (the “Registrar”) and an office or agency where such Notes may be surrendered for payment (the “Paying Agent”). The Registrar shall keep a register of such Notes and of their transfer and exchange. The Corporation may appoint one or more co-registrars and one or more additional Paying Agents for the Notes in such other locations as it shall determine. The term “Registrar” includes any co-registrar and the term “Paying Agent” includes any additional Paying Agent. The Corporation may change any Paying Agent or Registrar without notice to any Holder. The Corporation shall notify the Trustee in writing of the name and address of any Registrar or Paying Agent which is not a party to this Indenture. If the Corporation does not exercise its option to appoint or maintain another entity as Registrar or Paying Agent in respect of any series of Notes, the Trustee shall act as such. The Corporation or any of its Subsidiaries may act as Paying Agent or Registrar for the Notes. The Corporation initially appoints the Trustee at its corporate office in Calgary, Alberta to act as the Registrar and Paying Agent with respect to the Notes.

2.11 Paying Agent to Hold Money in Trust

The Corporation shall require each Paying Agent, other than the Trustee, to agree in writing that the Paying Agent will, and the Trustee when acting as Paying Agent agrees that it will, hold in trust for the benefit of the Holders or the Trustee all money held by the Paying Agent for the payment of principal, premium (if any) and interest on the Notes and shall notify the Trustee of any default by the Corporation in making any such payment. While any such default continues, the Trustee may require a Paying Agent to pay all money held by it to the Trustee and to account for any money disbursed by it. The Corporation at any time may require a Paying Agent to pay all money held by it to the Trustee. Upon payment over to the Trustee, the Paying Agent (if other than the Corporation or a Subsidiary) shall have no further liability for the money. If the Corporation or a Subsidiary of the Corporation acts as Paying Agent, it shall segregate and hold in a separate trust fund for the benefit of Holders all money held by it as Paying Agent. Upon any bankruptcy or reorganization proceedings relating to the Corporation, the Trustee shall serve as Paying Agent for the Notes.

2.12 Book Entry Only Notes

(a) Subject to Section 2.12(c) and 3.2(b), Notes shall be represented by one or more Global Notes (in certificated or uncertificated form) under the book-based or book-entry procedures of the Depository and registered in the name of the Depository or its nominee. Each Global Note shall bear, or in the case of an uncertificated Global Note shall be deemed to bear, the applicable legends as provided for in this Indenture.

(b) None of the Corporation, the Trustee, any Registrar or any Paying Agent shall have any responsibility or liability for any aspects of the records relating to or payments made by any Depository on account of the beneficial interests in any Global Notes, for maintaining, reviewing or supervising any records relating to such beneficial interests, any advice or representation made by or with respect to the Depository regarding the rules and regulations of the Depository or any action to be taken by the Depository or at the direction of a Participant.

(c) Notwithstanding Section 2.12(a), Notes issued to and held by Accredited Investors in reliance on Regulation D will held in the form of Definitive Notes only and not in the form of Global Notes. Each such Definitive Note shall bear the applicable legends as provided for in this Indenture.

2.13 Global Notes

Notes issued to a Depository in the form of Global Notes shall be subject to the following additional provisions, unless and until Definitive Notes have been issued to Beneficial Holders pursuant to Section 3.2(b):

(a) the Trustee may deal with the Depository for all purposes as the sole Holder of the Notes and the authorized representative of the Beneficial Holders of such Notes;

(b) the rights of the Beneficial Holders of such Notes shall be exercised only through the Depository and the rights of Beneficial Holders shall be limited to those established by applicable law and agreements between the Depository and the Participants and between the Participants and Beneficial Holders, and must be exercised through a Participant in accordance with the rules and procedures of the Depository;

(c) whenever this Indenture requires or permits actions to be taken based upon instructions or directions of Holders evidencing a specified percentage of the outstanding Notes, the Depository shall be deemed to be counted in that percentage to the extent that it has received instructions to such effect from Beneficial Holders or Participants;

(d) the Depository will make book-entry transfers among the direct Participants of such Depository and will receive and transmit distributions of principal, premium (if any) and interest on the Notes to such direct Participants;

(e) the direct Participants of the Depository shall have no rights under this Indenture or under or with respect to any of the Notes held on their behalf by such Depository, and the Depository may be treated by the Trustee and its agents, employees, officers and directors as the absolute owner of the Notes represented by the Global Notes for all purposes whatsoever;

(f) whenever a notice or other communication is required to be provided to Holders, the Corporation or the Trustee shall provide such notices and communications to the Depository for delivery of such notices and communications to the Beneficial Holders in accordance with Applicable Securities Legislation and regulations and the procedures of the Depository; and

(g) notwithstanding any other provision of this Indenture, all payments in respect of Notes issuable in the form of or represented by a Global Note shall be made to the Depository or its nominee for subsequent payment by the Depository or its nominee to the Beneficial Holders thereof.

2.14 Mutilation, Loss, Theft or Destruction

In case any certificated Notes issued hereunder shall become mutilated or be lost, stolen or destroyed, the Corporation, in its discretion, may issue, and upon receipt by the Trustee of a Corporation Order, thereupon the Trustee shall authenticate and deliver, a new certificated Note upon surrender and cancellation of the mutilated certificated Note, or in the case of a lost, stolen or destroyed certificated Note, in lieu of and in substitution for the same, and the substituted certificated Note shall be in a form approved by the Trustee and shall entitle the Holder thereof to the benefits of this Indenture. In case of loss, theft or destruction, the applicant for a substituted certificated Note shall furnish to the Corporation and to the Trustee such evidence of the loss, theft or destruction of the certificated Note as shall be satisfactory to them in their discretion and shall also furnish an indemnity and surety bond satisfactory to them in their discretion. The applicant shall pay all reasonable expenses incidental to the issuance of any substituted certificated Note.

2.15 Concerning Interest

(a) All Notes issued hereunder, whether originally or upon exchange or in substitution for previously issued Notes, shall bear interest (at the then applicable rate) (i) from and including their respective issue date or (ii) from and including the last Interest Payment Date therefor to which interest shall have been paid or made available for payment on such outstanding Notes, whichever shall be the later, in all cases, to and excluding the next Interest Payment Date therefor.

(b) Subject to accrual of any interest on unpaid interest from time to time, interest on a Note will cease to accrue from the Maturity of such Note (including, for certainty, if such Note was called for redemption, the Redemption Date in accordance with Section 4.6); unless upon due presentation and surrender of such Note for payment on or after the Maturity thereof, such payment is improperly withheld or refused.

(c) If the date for payment of any amount of interest in respect of a Note is not a Business Day at the place of payment, then payment thereof will be made on the next Business Day and the Holder of such Note will not be entitled to any further interest or other amount solely as a result of such delayed payment.

(d) The Holder of any Note at the close of business on any Record Date with respect to any Interest Payment Date shall be entitled to receive the interest, if any, payable on such Interest Payment Date notwithstanding any transfer or exchange of such Note subsequent to such Record Date and prior to such Interest Payment Date, except if and to the extent the Corporation shall default in the payment of the interest due on such Interest Payment Date, in which case such defaulted interest shall be paid to the Persons in whose names such Note is registered at the close of business on a subsequent Record Date (which shall be not less than two Business Days prior to the date of payment of such defaulted interest) established by notice given in accordance with Section 13.2 by or on behalf of the Corporation to the Holders of all affected Notes not less than 15 days preceding such subsequent Record Date.

(e) Wherever in this Indenture or any Note there is mention, in any context, of the payment of interest, such mention is deemed to include the payment of interest on amounts in default to the extent that, in such context, such interest is, was or would be payable pursuant to this Indenture or the Note, and express mention of interest on amounts in default in any of the provisions of this Indenture will not be construed as excluding such interest in those provisions of this Indenture where such express mention is not made.

(f) Interest on Notes shall be payable in equal semi-annual amounts; provided that for any period other than a full semi-annual Interest Period, interest shall be calculated on the basis of a year of 365 or 366-day year, as applicable, and the actual number of days elapsed in that period.

(g) For purposes of disclosure under the Interest Act (Canada), the yearly rate of interest to which interest is calculated under a Note for any period in any calendar year (the “Calculation Period”) is equivalent to the rate payable under a Note in respect of the Calculation Period multiplied by a fraction the numerator of which is the actual number of days in such calendar year and the denominator of which is the actual number of days in the Calculation Period.

2.16 Payment of Interest

(a) The Corporation shall pay the interest due upon the principal amount of each Definitive Note (except interest payable on Maturity or redemption of a Definitive Note which, at the option of the Corporation, may be paid only upon presentation of such Definitive Note for payment) by forwarding or causing to be forwarded by prepaid ordinary mail (or in the event of mail service interruption, by such other means as the Trustee and the Corporation determine to be appropriate) a cheque for such interest payable to the Holder of such Definitive Note on the Record Date for each applicable Interest Payment Date at the address appearing on the applicable register unless otherwise directed in writing by the Holder or, in the case of registered joint Holders, payable to all such joint Holders and addressed to one of them at the last address appearing in the applicable register and negotiable at par at each of the places at which interest upon such Definitive Note is payable. The forwarding of such cheque shall satisfy and discharge the liability for the interest on such Definitive Note to the extent of the sum represented thereby unless such cheque is not paid on presentation at any of the places at which such interest is payable. In the event of the non-receipt of such cheque by the applicable Holder or the loss, theft or destruction thereof, the Corporation, upon being furnished with evidence of such non-receipt, loss, theft or destruction and indemnity reasonably satisfactory to it shall issue or cause to be issued to such Holder a replacement cheque for the amount of such cheque. Notwithstanding the foregoing, the Corporation, at its option, may cause the amount payable in respect of interest to be paid to a Holder by wire or other electronic transfer to an account maintained by such Holder or in any other manner acceptable to the Trustee. If payment of interest is made by cheque, the Corporation shall transfer funds to the Trustee at least four Business Days prior to the applicable Interest Payment Date, and if payment is made in any other manner, such payment shall be made in a manner whereby the recipient receives credit for such payment on or prior to the applicable Interest Payment Date.

(b) The Corporation shall pay the interest due upon the principal amount of each Global Note by wire or other electronic funds transfer by the Corporation either (i) to the Trustee (and then by the Trustee to the Depository or its nominee) or (ii) directly to the Depository or its nominee, unless the Corporation, the Trustee and/or the Depository, as applicable, otherwise agree. Such funds as are required for the payments of interest on Global Notes shall be transferred by the Corporation to the Trustee or the Depository (or its nominee), as applicable, by wire or other electronic transfer on or before 11:00 a.m. (Calgary time) on the Business Day before the Interest Payment Date, unless the Corporation, the Trustee and/or Depository, as applicable, otherwise agree. If the funds are transferred to the Trustee, the Trustee shall pay such funds (to the extent actually received by the Trustee) to the Depository or its nominee on or prior to the applicable Interest Payment Date. The transfer of funds by the Corporation to the Trustee or to the Depository (or its nominee), as applicable, with respect to the payment of interest will satisfy and discharge the liability of the Corporation in respect of the interest then due on such Global Note to the extent of the amount transferred.

(c) Notwithstanding Sections 2.16(a) and (b), all payments made under this Section 2.16 in excess of $25,000,000 (or such other amount as determined from time to time by the Canadian Payments Association or any successor thereto) shall be made by the use of the LVTS.

2.17 Payments of Amounts Due on Maturity

(a) In the case of any Notes represented, in whole or in part, by Definitive Notes, the Corporation shall (prior to the Maturity for such Definitive Notes) establish and maintain with the Trustee a Maturity Account for such Definitive Notes. On or before 11:00 a.m. (Calgary time) on the Business Day before the Maturity for such Definitive Notes, the Corporation shall deposit in the applicable Maturity Account by wire or other electronic transfer or by certified cheque an amount sufficient to pay the principal amount of, premium (if any) on and accrued and unpaid interest (if any) payable in respect of such Definitive Notes. The Trustee will pay to each Holder of such Definitive Notes entitled to receive payment, the principal amount of, and premium (if any) on and accrued and unpaid interest (if any) (less any Taxes required by law to be deducted or withheld therefrom) on such Definitive Notes, upon surrender of such Definitive Notes to the Trustee. The deposit or making available of such amounts into the applicable Maturity Account will satisfy and discharge the liability of the Corporation for such Definitive Notes to which the deposit or making available of funds relates to the extent of the amount deposited or made available (plus the amount of any Taxes deducted or withheld as aforesaid) and such Definitive Notes will thereafter not be considered as outstanding under this Indenture to such extent and such Holders will have no other right except to receive out of the amount so deposited or made available the amount to which they are entitled. Failure to make a deposit or make funds available as required to be made pursuant to this Section 2.17(a) will constitute Default in payment on the Notes in respect of which the deposit or making available of funds was required to have been made.

(b) In the case of any Notes represented, in whole or in part, by Global Notes, on or before 11:00 a.m. (Calgary time) on the Business Day before the Maturity for such Global Notes, the Corporation shall deliver either (i) to the Trustee to transfer to the Depository or its nominee or (ii) directly to the Depository or its nominee, by wire or other electronic funds transfer an amount sufficient to pay the principal amount of, premium (if any) on and accrued and unpaid interest (if any) payable in respect of such Global Notes (less any Taxes required by law to be deducted or withheld therefrom). If such payment is made to the Trustee, the Trustee shall pay such amount to the Depository or its nominee. The delivery of such wire or other electronic funds to the Trustee or Depository (or its nominee), as applicable, will satisfy and discharge the liability of the Corporation for such Global Notes to which the deposit or making available of funds relates to the extent of the amount deposited or made available (plus the amount of any Taxes deducted or withheld as aforesaid) and such Global Notes will thereafter not be considered as outstanding under this Indenture unless such wire or other electronic funds transfer is not received. Failure to deliver or make funds available as required to be made pursuant to this Section 2.17(a) will constitute Default in payment on the Notes in respect of which the delivery or making available of funds was required to have been made.

(c) Notwithstanding Sections 2.17(a) and (a), all payments made under this Section 2.17 in excess of $25,000,000 (or such other amount as determined from time to time by the Canadian Payments Association or any successor thereto) shall be made by the use of the LVTS.

2.18 Legends on Notes

(a) Any Notes offered and sold in the United States will be offered and sold only to (i) Persons who are QIBs within the meaning of, and in reliance on, Rule 144A under the 1933 Act or (ii) Accredited Investors as defined in and in reliance on Regulation D under the 1933 Act, as well as all Notes issued in exchange for or in substitution of the foregoing securities, and shall bear (or, in the case of uncertificated Notes, shall be deemed to bear), unless otherwise directed by the Corporation, the following legend until the legend is no longer required under U.S. securities laws and regulations:

“UNLESS PERMITTED UNDER APPLICABLE SECURITIES LEGISLATION IN CANADA, THE HOLDER OF THIS NOTE MUST NOT TRADE THIS NOTE IN CANADA BEFORE THE DATE THAT IS FOUR MONTHS AND A DAY AFTER THE DATE OF ISSUANCE OF THE NOTES.

THE NOTES EVIDENCED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR OTHER SECURITIES LAWS. NEITHER THIS NOTE NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS THE TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT. [EACH PURCHASER OF THE SECURITY EVIDENCED HEREBY IS NOTIFIED THAT THE SELLER MAY BE RELYING ON THE EXEMPTION FROM SECTION 5 OF THE SECURITIES ACT PROVIDED BY RULE 144A THEREUNDER.]1 THE HOLDER HEREOF AGREES THAT IT WILL GIVE TO EACH PERSON TO WHOM THIS NOTE IS TRANSFERRED A NOTICE SUBSTANTIALLY TO THE EFFECT OF THIS LEGEND AS USED HEREIN.”

(b) The Notes have not been and will not be qualified for distribution to the public under Canadian securities laws and regulations, and all Notes will bear (or, in the case of uncertificated Notes, shall be deemed to bear), unless otherwise directed by the Corporation, a legend in substantially the following form until the legend is no longer required under applicable securities laws and regulations:

“UNLESS PERMITTED UNDER APPLICABLE SECURITIES LEGISLATION IN CANADA, THE HOLDER OF THIS NOTE MUST NOT TRADE THIS NOTE IN CANADA BEFORE THE DATE THAT IS FOUR MONTHS AND A DAY AFTER THE DATE OF ISSUANCE OF THE NOTES.”

(c) Each certificate representing a Global Note shall bear a legend in substantially the following form, subject to such modification as required by the Depository (the “Global Note Legend”):

“UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. (“CDS”) TO OBSIDIAN ENERGY LTD. (THE “CORPORATION”) OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR

1 Bracketed language to be added to 144A Global Note only.

IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS NOTE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS NOTE.”

2.19 Right to Receive Indenture

Each Holder and each Beneficial Holder (that provides a sworn affidavit confirming such beneficial interest) is entitled to receive from the Corporation a copy of this Indenture and any Supplemental Indentures relating to the Notes upon written request and payment of a reasonable fee.

Article 3
REGISTRATION, TRANSFER, EXCHANGE AND OWNERSHIP

3.1 Register of Definitive Notes

(a) With respect to Definitive Notes, the Corporation shall cause to be kept by the Trustee at the principal office of the Trustee in Calgary, Alberta or by such other Registrar as the Corporation, with the approval of the Trustee, may appoint at such other place or places, if any, as the Corporation may designate with the approval of the Trustee, a register in which shall be entered the names and addresses of the Holders and particulars of the Definitive Notes held by them respectively and of all transfers and exchanges of such Definitive Notes.

(b) No transfer of a Definitive Note shall be valid unless (i) made by the Holder or such Holder’s executors, administrators or other legal representatives or an attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Trustee or other Registrar upon surrender of such Definitive Note together with a duly executed form of transfer acceptable to the Trustee or other Registrar and upon compliance with such other reasonable requirements as the Trustee or other Registrar may prescribe and (ii) such transfer has been duly noted on such Definitive Note and on the registers by the Trustee or other Registrar.

(c) A Holder of a Definitive Note may only transfer such Definitive Note in compliance with the provisions of any legend or legends thereon restricting such transfer and in accordance with applicable law.

3.2 Global Notes

(a) With respect to Notes represented by Global Notes, the Corporation shall cause to be kept by the Trustee at the principal office of the Trustee in Calgary, Alberta or by such other Registrar as the Corporation, with the approval of the Trustee, may appoint at such other place or places, if any, as the Corporation may designate with the approval of the Trustee, a register in which shall be entered the name and address of the Holder of each Global Note (being the Depository, or its nominee, for each Global Note) and particulars of the Global Note held by it, and of all transfers and exchanges thereof.

(b) Notwithstanding any other provision of this Indenture, a Global Note may not be transferred by the Holder thereof and no Definitive Notes shall be issued to Beneficial Holders of Global Notes, except in the following circumstances:

(i) Definitive Notes may be issued to Beneficial Holders of Global Notes at any time after:

(A) the Corporation has determined, or has been notified by the Depository, and written notice thereof has been provided to the Trustee, that the Depository (1) is unwilling or unable to continue as Depository for the Global Notes or (2) ceases to be eligible to be a Depository, and in each such case the Corporation is unable to locate a qualified successor to its reasonable satisfaction;

(B) the Corporation has determined, in its sole discretion, or is required by law, and written notice thereof has been provided to the Trustee, to terminate the book-based or book-entry only system, as applicable, in respect of such Global Notes and has communicated such determination or requirement to the Trustee in writing, or the book-based or book-entry only system, as applicable, ceases to exist; or

(C) the Trustee has determined that an Event of Default has occurred and is continuing with respect to Notes issued as Global Notes; provided that Beneficial Holders representing, in the aggregate, not less than 50% of the aggregate outstanding principal amount of the Notes represented by Global Notes advise the Depository in writing, through the Participants, that the continuation of the book-based or book-entry only system, as applicable, for the Notes is no longer in their best interests; and

(ii) Global Notes may be transferred (A) if such transfer is required by applicable law, as determined by the Corporation and Counsel or (B) by a Depository to a nominee of such Depository, or by a nominee of a Depository to such Depository, or to another nominee of such Depository, or by a Depository or its nominee to a successor Depository or its nominee.

(c) Upon the occurrence of one of the conditions specified in Section 3.2(b)(i) or upon a requirement arising to transfer a Global Note to a Person other than a Depository or a nominee thereof in accordance with Section 3.2(b)(ii), the Trustee shall notify all applicable Participants, through the Depository, of the availability of Definitive Notes. Upon surrender by the Depository of the Global Notes and receipt of new registration instructions from the Depository, the Corporation shall execute, and, upon receipt by the Trustee of a Corporation Order, the Trustee shall authenticate and deliver, Definitive Notes (in a form to be agreed to by the Corporation and the Trustee) to the Beneficial Holders thereof in accordance with the new registration instructions and thereafter, the registration and transfer of such Notes will be governed by Section 3.1 and the remaining provisions of this Article 3 applicable to Definitive Notes.

(d) It is expressly acknowledged that transfers of beneficial ownership in any Note represented by a Global Note will be effected only (i) with respect to the interests of participants in the Depository (“Participants”), through records maintained by the Depository or its nominee for the Global Note and (ii) with respect to interests of Persons other than Participants, through records maintained by Participants. Beneficial Holders who are not Participants but who desire to purchase, sell or otherwise transfer ownership interests in Notes represented by a Global Note may do so only through a Participant.

3.3 Transferee Entitled to Registration

The transferee of a Note shall be entitled, after the appropriate form of transfer is deposited with the Trustee or other Registrar and upon compliance with all other conditions for such transfer required by this Indenture or by law, to be entered on the register as the owner of such Note free from all equities or rights of set-off or counterclaim between the Corporation and the transferor or any previous Holder of such Note, save in respect of equities of which the Corporation is required to take notice by law (including any statute or order of a court of competent jurisdiction).

3.4 No Notice of Trusts

None of the Corporation, the Trustee and any Registrar or Paying Agent will be bound to take notice of or see to the performance or observance of any duty owed to a third Person, whether under a trust, express, implied, resulting or constructive, in respect of any Note by the Holder or any Person whom the Corporation or the Trustee treats, as permitted or required by law, as the owner or the Holder of such Note, and may transfer the same on the direction of the Person so treated as the owner or Holder of the Note, whether named as trustee or otherwise, as though that Person were the Beneficial Holder thereof.

3.5 Registers Open for Inspection

The registers referred to in Sections 3.1 and 3.2 shall, subject to applicable law, at all reasonable times and upon prior written notice be open for inspection by the Corporation, the Trustee, any Holder and any Beneficial Holder (that provides a sworn affidavit confirming such beneficial interest). Every Registrar, including the Trustee, shall from time to time when requested to do so by the Corporation or by the Trustee, in writing, furnish the Corporation or the Trustee, as the case may be, with a list of names and addresses of Holders entered on the registers kept by them and showing the principal amount and serial numbers (or other applicable information) of the Notes held by each such Holder.

3.6 Transfers and Exchanges of Notes

(a) Transfer and Exchange of Global Notes. A Global Note may be transferred, and a beneficial interest in a Global Note may be exchanged for a Definitive Note, in each case, only pursuant to Section 3.2(b); provided, however, that a beneficial interest in a Global Note may be transferred and exchanged as provided in Section 3.6(b).

(b) Transfer and Exchange of Beneficial Interests in the Global Notes. The transfer and exchange of beneficial interests in Global Notes shall be effected through the Depository, in accordance with the provisions of this Indenture, the Applicable Procedures and applicable law. Transfers and exchanges of beneficial interests in Global Notes shall also require compliance with either Section 3.6(b)(i) or Section 3.6(b)(ii), as applicable:

(i) Transfer of Beneficial Interests in the Same Global Note. Beneficial interests in a Global Note may be transferred to Persons who take delivery thereof in the form of a beneficial interest in the same Global Note if such beneficial interest is being transferred in accordance with any transfer restrictions or legends set forth in or applicable to such Global Note.

(ii) All Other Transfers and Exchanges of Beneficial Interests in Global Notes. In connection with all transfers and exchanges of beneficial interests that are not subject to Section 3.6(b)(i), the transferor of such beneficial interest must deliver (A) instructions to the Registrar from a Participant or the Beneficial Holder, in each case, in accordance with the Applicable Procedures, that directs the Depository to credit or cause to be credited a beneficial interest in another Global Note (that is outstanding or that the Corporation permits to become outstanding) in an amount equal to the beneficial interest to be transferred or exchanged and (B) such other documents, instruments and legal opinions as the Trustee, the Registrar and the Corporation reasonably request. Upon satisfaction of all of the requirements for transfer or exchange of beneficial interests in Global Notes contained in this Indenture and compliance with any transfer restrictions or legends set forth in or applicable to the relevant Global Notes, the Trustee shall adjust the principal amount of the relevant Global Notes pursuant to Section 3.6(c).

(c) Cancellation and/or Adjustment of Global Notes. At such time as all beneficial interests in a particular Global Note have been exchanged for Definitive Notes or exchanged or transferred to a Person (or Persons) that take delivery thereof in the form of a beneficial interest in one or more different Global Notes, or a particular Global Note has been redeemed, repurchased or canceled in whole and not in part, each such Global Note shall be returned to or retained and canceled by the Trustee in accordance with Section 3.10. At any time prior to such cancellation, if any beneficial interest in a Global Note is exchanged for or transferred to a Person who will take delivery thereof in the form of a beneficial interest in another Global Note or for Definitive Notes, the principal amount of Notes represented by such Global Note shall be reduced accordingly and an endorsement shall be made on such Global Note (or in the case of uncertificated Global Notes, in accordance with the Trustee’s Internal Procedures) by the Trustee or by the Depository at the direction of the Trustee to reflect such reduction; and if the beneficial interest is being exchanged for or transferred to a Person who will take delivery thereof in the form of a beneficial interest in another Global Note, such other Global Note shall be increased accordingly and an endorsement shall be made on such Global Note (or in the case of uncertificated Global Notes, in accordance with the Trustee’s Internal Procedures) by the Trustee or by the Depository at the direction of the Trustee to reflect such increase.

(d) General Provisions Relating to Transfers and Exchanges.

(i) To permit registrations of transfers and exchanges, the Corporation shall execute (in the case of certificated Notes) and, upon receipt by the Trustee of a Corporation Order, the Trustee shall authenticate, Global Notes and Definitive Notes in accordance with or at the Registrar’s request, and in accordance with the provisions of Section 2.8.

(ii) All Global Notes and Definitive Notes issued upon any registration of transfer or exchange shall be valid obligations of the Corporation, evidencing the same debt and entitled to the same benefits under this Indenture as the Global Notes or Definitive Notes surrendered upon such registration of transfer or exchange.

(iii) At the option of the Holder, Notes may be exchanged for other Notes of any authorized denomination or denominations of a like aggregate principal amount upon surrender of such Notes to be exchanged at the office or agency of the Registrar. Whenever any Global Notes or Definitive Notes are so surrendered for exchange, the Corporation shall execute (in the case of certificated Notes) and, upon receipt by the Trustee of a Corporation Order, the Trustee shall authenticate and deliver, the replacement Global Notes and Definitive Notes which the Holder making the exchange is entitled to in accordance with the provisions of Section 2.8.

(iv) The Trustee shall have no obligation or duty to monitor, determine or inquire as to compliance, and shall not be responsible or liable for compliance, with any restrictions on transfer, exchange, redemption, purchase or repurchase, as applicable, imposed under this Indenture or under applicable law or regulation with respect to any transfer, exchange, redemption, purchase or repurchase, as applicable of any interest in any Note (including, without limitation, any transfers between or among Participants or Beneficial Holder) other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by, the terms of this Indenture, and to examine the same to determine substantial compliance as to form with the express requirements hereof, it being understood that without limiting the generality of the foregoing, the Trustee shall not have any obligation or duty to monitor, determine or inquire as to compliance, and shall not be responsible or liable for compliance, with restrictions on transfer, exchange, redemption, purchase or repurchase, as applicable, of minimum denominations imposed under this Indenture or under applicable law or regulation with respect to any transfer, exchange, redemption, purchase or repurchase, as applicable, of any interest in any Note.

(v) Neither the Trustee nor the Corporation shall have any responsibility for any actions taken or not taken by the Depository.

(vi) The Trustee shall have no responsibility or obligation to any Beneficial Holder, any Participant or any other Person with respect to the accuracy of the records of the Depository or its nominee or of any Participant thereof, with respect to any ownership interest in the Notes or with respect to the delivery to any Participant, Beneficial Holder or other Person (other than the Depository) of any notice (including any Redemption Notice) or the payment of any amount, under or with respect to such Notes. All notices and communications to be given to the Holders and all payments to be made to Holders under the Notes shall be given or made only to the registered Holders. The Trustee may rely and shall be fully protected in relying upon information furnished by the Depository with respect to its Participants and any Beneficial Holder.

3.7 Closing of Registers

(a) Neither the Corporation nor the Trustee nor any Registrar shall be required to:

(i) register the transfer of or exchange Notes on any Interest Payment Date or between a Record Date and the related Interest Payment Date;

(ii) register the transfer of or exchange any Note selected for redemption in whole or in part, except the unredeemed portion of any Note being redeemed in part; or

(iii) register the transfer of or exchange any Note tendered and not withdrawn in connection with a Change of Control Offer or an Asset Sale Offer, except for the unpurchased portion of any Note tendered in part only.

(b) Subject to any restriction provided in this Indenture, the Corporation with the approval of the Trustee may at any time close any register for the Notes (other than those kept at the principal office of the Trustee in Calgary, Alberta) and transfer the registration of any Notes registered thereon to another register (which may be an existing register) and thereafter such Notes shall be deemed to be registered on such other register. Notice of such transfer shall be given to the Holders of such Notes.

3.8 Charges for Registration, Transfer and Exchange

For each Note exchanged, registered or transferred, the Trustee or other Registrar, except as otherwise herein provided, may make a reasonable charge for its services and in addition may charge a reasonable sum for each new Note issued (such amounts to be agreed upon from time to time by the Trustee and the Corporation), and payment of such charges and reimbursement of the Trustee or other Registrar for any stamp taxes or governmental or other charges required to be paid shall be made by the party requesting such exchange, registration or transfer as a condition precedent thereto. Notwithstanding the foregoing provisions, no charge shall be made to a Holder hereunder:

(a) for any exchange, registration or transfer of any Note applied for within a period of two months from the date of the first delivery thereof;

(b) for any exchange of a Global Note as contemplated in Section 3.2; or

(c) for any exchange of any Note resulting from any partial redemption or repurchase.

3.9 Ownership of Notes

(a) The Holder for the time being of any Note shall be deemed to be the owner thereof for all purposes of this Indenture and shall be entitled to the principal, premium (if any) and interest on such Note, free from all equities or rights of set-off or counterclaim between the Corporation and the original or any intermediate Holder thereof (except in respect of equities of which the Corporation is required to take notice by law) and all Persons may act accordingly and the receipt of any such Holder for any such principal, premium (if any) and interest shall be a valid discharge to the Trustee, any Registrar, any Paying Agent and to the Corporation for the same and none shall be bound to inquire into the title of any such Holder.

(b) Where Notes are registered in more than one name, the principal, premium (if any) and interest from time to time payable in respect thereof may be paid to the order of all such Holders, and the receipt of any one of such Holders therefor shall be a valid discharge to the Trustee, any Registrar, any Paying Agent and to the Corporation.

3.10 Cancellation

All matured, redeemed or repurchased (a) certificated Notes shall forthwith after payment of all obligations thereunder be delivered to the Trustee and cancelled by the Trustee and (b) uncertificated Notes shall forthwith after payment of all obligations thereunder be cancelled by the Trustee in accordance with the Trustee’s Internal Procedures.

Article 4
REDEMPTION AND PURCHASE OF NOTES

4.1 Optional Redemption

(a) At any time prior to December 3, 2027, the Corporation may on any one or more occasions redeem all or a part of the Notes, upon not less than 10 days’ nor more than 60 days’ notice, at a redemption price which is equal to the Canada Yield Price, plus accrued and unpaid interest, if any, to the date of redemption.

(b) At any time prior to December 3, 2027, the Corporation may on any one or more occasions redeem up to 40% of the Notes (including Additional Notes) issued under this Indenture, upon not less than 10 days’ nor more than 60 days’ notice, at a redemption price which is equal to 108.125% of the aggregate principal amount of the Notes being redeemed, plus accrued and unpaid interest, if any, to, but not including, the date of redemption with all or a portion of the Net Cash Proceeds of one or more Equity Offerings; provided that Notes (excluding Notes held by the Corporation and its Subsidiaries) representing at least 60% of the aggregate principal amount of the Notes issued under this Indenture on the Issue Date remain outstanding immediately after the occurrence of such redemption; and provided, further, that such redemption occurs within 180 days of the date of the closing of any such Equity Offering.

(c) If, as a result of a change (or proposed change) in the laws or regulations of Canada or any Canadian taxing authority, or a change in any official position regarding the application or interpretation thereof (including a holding by a court of competent jurisdiction or an official administrative position or interpretation by a taxing authority), which is publicly announced and becomes effective or made available on or after the Issue Date, the Corporation becomes obligated to pay, on the next date on which any amount would be payable with respect to the Notes, Additional Amounts, and such Additional Amounts cannot in the reasonable business judgement of the Corporation be avoided by the use of reasonable measures available to the Corporation, then the Corporation may, at its option, redeem the Notes in whole but not in part, upon not less than 10 days’ nor more than 60 days’ prior notice, at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest to the redemption date. Notice of the Corporation’s intent to redeem the Notes will not be effective until such time as it delivers to the Trustee an opinion of counsel of the relevant taxing jurisdiction (provided such opinion is reasonably acceptable to the Trustee) setting forth in reasonable detail the circumstances giving rise to the obligation to pay Additional Amounts because of the applicable change (or proposed change) in the laws or regulations of Canada or any Canadian taxing authority, or a change in any official position regarding the application or interpretation thereof (including a holding by a court of competent jurisdiction or an official administrative position or interpretation by a taxing authority), as described in this paragraph.

(d) Except pursuant to the preceding paragraphs, the Notes will not be redeemable at the Corporation’s option prior to December 3, 2027.

(e) On or after December 3, 2027, the Corporation may, on any one or more occasions, redeem all or a part of the Notes upon not less than 10 days’ nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest, if any, on the Notes redeemed, to, but not including, the applicable redemption date, if redeemed during the twelve-month period beginning on December 3rd of the years indicated below:

Year	Percentage
2027	104.063%
2028	102.031%
2029 and thereafter	100.000%

4.2 Mandatory Redemption and Market Purchases

(a) The Corporation is not required to make any mandatory redemption or sinking fund payments with respect to the Notes. However, under certain circumstances, the Corporation may be required to offer to purchase Notes as described under the captions Section 5.14 and Section 5.15.

(b) The Corporation or any of its Subsidiaries may at any time and from time to time purchase Notes in the open market or otherwise.

4.3 Places of Payment

The redemption price for the Notes will be payable upon presentation and surrender of the Notes called for redemption at any of the places where the principal of such Notes is expressed to be payable and at any other places specified in the Redemption Notice.

4.4 Partial Redemption

(a) If less than all of the Notes are to be redeemed at any time, the Trustee will select Notes for redemption as follows:

(i) if the Notes are listed on any securities exchange, in compliance with the requirements of the principal securities exchange on which the Notes are listed; or

(ii) if the Notes are not listed on any securities exchange, on a pro rata basis (or, in the case of Notes issued in global form, based on a method that most nearly approximates a pro rata selection as the Trustee deems fair and appropriate) unless otherwise required by applicable law or depositary requirements.

Notes or portions of Notes the Trustee selects for redemption shall be in minimum amounts of $2,000 or a multiple of $1,000 in excess thereof. Notices of redemption will be delivered or mailed by first class mail at least 10 days but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address, except that optional redemption notices may be delivered or mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of this Indenture. Notices of redemption may, at the Corporation’s discretion, be subject to one or more conditions precedent.

(b) If any Note is to be redeemed in part only, the notice of redemption that relates to that Note will state the portion of the principal amount of that Note that is to be redeemed. A new Note in principal amount equal to the unredeemed portion of the original Note will be issued in the name of the Holder of Notes upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.

4.5 Notice of Redemption

Notice of redemption (a “Redemption Notice”) of any Notes shall be given to the Holders of the Notes to be redeemed not more than 60 days nor less than 10 days prior to the date fixed for redemption (the “Redemption Date”); provided that Redemption Notices in respect of optional redemptions of Notes may be mailed or delivered more than 60 days prior to a Redemption Date if the Redemption Notice is issued in connection with a defeasance of the relevant Notes or a satisfaction and discharge of this Indenture. Every such Redemption Notice shall specify the aggregate principal amount of Notes called for redemption, the Redemption Date, the redemption price and the places of payment and shall state that interest upon the principal amount of Notes called for redemption shall cease to be payable from and after the Redemption Date. Redemption Notices in respect of an optional redemption under Section 4.1 may, at the Corporation’s discretion, be subject to one or more conditions precedent and may be revoked if any such condition is not satisfied. In addition, unless all the outstanding Notes are to be redeemed, the Redemption Notice shall identify the particular Notes or portions thereof being redeemed.

4.6 Notes Due on Redemption Dates

Upon a Redemption Notice having been given as provided in Section 4.5, all the Notes so called for redemption or the principal amount to be redeemed of the Notes called for redemption, as the case may be, shall thereupon be and become due and payable at the applicable redemption price, together with accrued and unpaid interest to but excluding the Redemption Date, on the Redemption Date specified in such notice, in the same manner and with the same effect as if it were the final Stated Maturity specified in such Notes, anything therein or herein to the contrary notwithstanding (but subject to satisfaction or waiver of any conditions precedent applicable to such Redemption Notice in accordance with Section 4.5). From and after such Redemption Date, if the monies necessary to redeem such Notes shall have been deposited as provided in Section 4.7 and proof satisfactory to the Trustee as to the publication and/or mailing or delivery of such Redemption Notices shall have been provided to it, interest upon the Notes shall cease to accrue. If any question shall arise as to whether any notice has been given as above provided and such deposit made, such question shall be decided by the Trustee (acting in reliance on an Opinion of Counsel) whose decision shall be final and binding upon all parties in interest.

4.7 Deposit of Redemption Monies

Upon Notes being called for redemption, the Corporation shall deposit with the Trustee or any Paying Agent, on or before 11:00 a.m. (Calgary time) on the Business Day immediately prior to the Redemption Date specified in the Redemption Notice, such sums of money as may be sufficient to pay the redemption price of the Notes so called for redemption plus accrued and unpaid interest thereon to but excluding the Redemption Date and including any Additional Amounts, less any Taxes required by law to be deducted or withheld therefrom. The Corporation shall also deposit with the Trustee a sum of money sufficient to pay any charges or expenses which may be incurred by the Trustee in connection with such redemption. The Corporation shall also deposit with the Trustee a sum of money sufficient to pay any charges or expenses which may be incurred by the Trustee in connection with such redemption. Every such deposit shall be irrevocable. From the sums so deposited, the Trustee or Paying Agent shall pay or cause to be paid to the Holders of such Notes so called for redemption, upon surrender of such Notes, the principal, premium (if any) and interest to which they are respectively entitled on redemption. Payment of funds to the Trustee or Paying Agent upon redemption of Notes shall be made by wire or other electronic funds transfer or certified cheque or pursuant to such other arrangements for the provision of funds as may be agreed between the Corporation and the Trustee or Paying Agent in order to effect such payment hereunder. Notwithstanding the foregoing, (a) all payments in excess of $25,000,000 (or such other amount as determined from time to time by the Canadian Payments Association) shall be made by the use of the LVTS; and (b) in the event that payment must be made to the Depository, the Corporation shall remit payment to the Trustee by LVTS. The Trustee shall have no obligation to disburse funds pursuant to this Section 4.7 unless it has received written confirmation satisfactory to it that the funds have been deposited with it in sufficient amount to pay in full all amounts due and payable on the applicable Redemption Date. The Trustee shall, if it accepts any funds received by it in the form of uncertified cheques, be entitled to delay the time for release of such funds until such uncertified cheques shall be determined to have cleared the financial institution upon which the same are drawn.

4.8 Failure to Surrender Notes Called for Redemption

In case the Holder of any Note so called for redemption shall fail on or before the Redemption Date to surrender such Holder’s Note, or shall not within such time specified on the Redemption Notice accept payment of the redemption funds payable, such redemption monies may be set aside in trust, without interest, either in the deposit department of the Trustee or in a chartered bank, and such setting aside shall for all purposes be deemed a payment to the Holder of the sum so set aside and, to that extent, such Note shall thereafter not be considered as outstanding hereunder and the Holder thereof shall have no other right except to receive payment of such funds, less any taxes required by law to be deducted or withheld, out of the monies so paid and deposited. In the event that any funds required to be deposited hereunder with the Trustee or any Paying Agent on account of principal, premium, if any, or interest, if any, on Notes issued hereunder shall remain so deposited for a period of six years from the Redemption Date, then such funds shall at the end of such period be paid over or delivered over by the Trustee or such Paying Agent to the Corporation on its demand, and thereupon the Trustee shall not be responsible to Holders of such Notes for any amounts owing to them and subject to applicable law, thereafter the Holders of such Notes in respect of which such money was so repaid to the Corporation shall have no rights in respect thereof except to obtain payment of the money due from the Corporation, subject to any limitation period provided by the laws of Alberta.

4.9 Cancellation of Notes Redeemed

Subject to the provisions of Sections 4.4 and 4.10 as to Notes redeemed or purchased in part, all Notes redeemed and paid or purchased under this Article 4 shall forthwith be delivered to the Trustee and cancelled and no Notes shall be issued in substitution for those redeemed.

4.10 Purchase of Notes

(a) The Corporation may, at any time and from time to time, purchase Notes in the market (which shall include purchases from or through an investment dealer or a firm holding membership on a recognized stock exchange), by private purchase, by tender, by contract or otherwise, in accordance with applicable securities laws, at any price, so long as no Default or Event of Default has occurred and is continuing and such acquisition does not otherwise violate the terms of this Indenture.

(b) If, upon an invitation for tenders, more Notes are tendered at the same lowest price than the Corporation is prepared to accept, the Notes to be purchased by the Corporation shall be selected by the Trustee on a pro rata basis or in such other manner as the Corporation directs in writing and as consented to by the exchange, if any, on which the Notes are then listed which the Trustee considers appropriate, from the Notes tendered by each tendering Holder thereof who tendered at such lowest price. For this purpose the Trustee may make, and from time to time amend, regulations with respect to the manner in which Notes may be so selected, and regulations so made shall be valid and binding upon all Holders thereof, notwithstanding the fact that as a result thereof one or more of such Notes become subject to purchase in part only. The Holder of a Note of which a part only is purchased, upon surrender of such Note for payment, shall be entitled to receive, without expense to such Holder, one or more new Notes for the unpurchased part so surrendered, and (i) in the case of Definitive Notes, the Corporation shall execute and, upon receipt by the Trustee of a Corporation Order, the Trustee shall authenticate and deliver without charge to the Holder thereof or upon the Holder’s order one or more new Notes for the unpurchased part of the principal amount of the Notes so surrendered an (ii) in the case of Global Notes, the Trustee shall make notations on the Global Notes (or in the case of uncertificated Global Notes, in accordance with the Trustee’s Internal Procedures) of the principal amount thereof so purchased.

Article 5
COVENANTS OF THE CORPORATION

As long as any Notes remain outstanding, the Corporation hereby covenants and agrees with the Trustee for the benefit of the Trustee and the Holders as follows:

5.1 Payment of Principal, Premium and Interest

(a) The Corporation covenants and agrees for the benefit of the Holders that it will duly and punctually pay the principal of, premium (if any) and interest on the Notes in accordance with the terms of the Notes and this Indenture. Principal, premium (if any) and interest shall be considered paid on the date due if on such date the Trustee or Paying Agent holds in accordance with this Indenture money sufficient to pay all principal, premium (if any) and interest then due and the Trustee or Paying Agent is not prohibited from paying such money to the Holders on that date pursuant to the terms of this Indenture.

(b) The Corporation shall pay interest on overdue principal and premium, if any, at the rate that is 1% higher than the then applicable interest rate on the Notes, and it will pay interest on overdue instalments of interest at the same rate to the extent lawful.

5.2 Existence

Subject to Article 9, the Corporation shall, and shall cause each Restricted Subsidiary to, do or cause to be done all things necessary to preserve and keep in full force and effect the corporate, partnership or other legal existence, as applicable, of the Corporation and each Restricted Subsidiary; provided that neither the Corporation nor any Restricted Subsidiary will be required to preserve any such corporate, partnership or other legal existence if the Board of Directors of the Corporation determines that the preservation thereof is no longer desirable in the conduct of the business of the Corporation and the Restricted Subsidiaries, taken as a whole, and that the loss thereof is not disadvantageous in any material respect to the Holders.

5.3 Payment of Taxes and Other Claims

The Corporation shall and shall cause each of the Restricted Subsidiaries to file all tax returns required to be filed in any jurisdiction and to pay and discharge, or cause to be paid and discharged, all Taxes shown to be due and payable on such returns and all other Taxes imposed on them or any of their properties, assets, income or franchises, to the extent such Taxes have become due and payable and before they have become delinquent and all claims for which sums have become due and payable that have or might become a Lien on the property or assets of the Corporation or any Restricted Subsidiary; provided that neither the Corporation nor any Restricted Subsidiary need pay any such Taxes or claim if (a) the amount, applicability or validity thereof is contested by the Corporation or such Restricted Subsidiary on a timely basis in good faith and in appropriate proceedings, and the Corporation or a Restricted Subsidiary has established adequate reserves therefor in accordance with GAAP on the books of the Corporation or such Restricted Subsidiary and/or (b) the non-payment of all such Taxes and/or claims in the aggregate would not reasonably be expected to have a material adverse effect on the business, affairs or financial condition of the Corporation and the Restricted Subsidiaries, taken as a whole.

5.4 Keeping of Books

The Corporation shall keep or cause to be kept, and shall cause each Restricted Subsidiary to keep or cause to be kept proper books of record and account, in which full and correct entries (in all material respects) shall be made of all financial transactions and the property and business of the Corporation and the Restricted Subsidiaries in accordance with GAAP.

5.5 Statement by Officers

(a) The Corporation shall deliver to the Trustee, within 120 days after the end of each of its fiscal years, a brief certificate from the principal executive officer, principal financial officer or principal accounting officer as to his or her knowledge of compliance by the Corporation and the Restricted Subsidiaries with all conditions and covenants in this Indenture. For purposes of this Section 5.5(a), such compliance shall be determined without regard to any period of grace or requirement of notice under this Indenture.

(b) Upon becoming aware of any Default or Event of Default, the Corporation shall promptly (and in any event within ten Business Days) deliver to the Trustee an Officer’s Certificate specifying such event, notice or other action giving rise to such Default or Event of Default and the action that the Corporation or Restricted Subsidiary, as applicable, is taking or proposes to take with respect thereto.

5.6 Reports

(a) The Corporation will provide the Trustee, and the Trustee shall deliver to the Holders, a copy of all financial statements, whether annual or quarterly, of the Corporation and the report (if any) of the Corporation’s auditors thereon and the associated “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (collectively, “Financial Reports”) at the same time as they are required to be filed under Applicable Securities Legislation. Any such obligation to provide such Financial Reports shall continue in the event that the Corporation ceases to be a “reporting issuer” (or its equivalent) as if it had continued to be a “reporting issuer” (or its equivalent). Notwithstanding the foregoing, all Financial Reports will be deemed to have been provided to the Trustee and the Holders as required hereunder once filed on the System for Electronic Data Analysis and Retrieval+ (“SEDAR”).

(b) Unless the Financial Reports are available on SEDAR or any successor system thereto, the Corporation will also maintain a website to which the beneficial owners of the Notes are given free access and on which, not later than the date by which the Financial Reports are required to be provided to the Trustee pursuant to Section 5.6(a), such Financial Reports are made available. Making such Financial Reports so available shall be deemed to satisfy the requirements of Section 5.6(a) that such Financial Reports be provided to the Trustee and delivered to the Holders.

(c) In addition the Corporation will furnish to the Holders and to prospective investors, upon the request of any such Holder, any information required to be delivered pursuant to Rule 144A(d)(4) under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), so long as the Notes are not freely transferable under the U.S. Securities Exchange Act of 1934, as amended, by Persons who are not “affiliates” under the U.S. Securities Act.

5.7 Future Guarantors

If any Restricted Subsidiary (a) guarantees the obligations of the Corporation or becomes a borrower under the Credit Agreement, or (b) incurs or guarantees any other Indebtedness, which other Indebtedness exceeds $10,000,000 principal amount, then such Restricted Subsidiary will become a Guarantor by (i) executing and delivering to the Trustee a Subsidiary Guarantee and (ii) in the case of a guarantee or Indebtedness referred to in clause (a) or (b) that is incurred after the Issue Date, delivering an Opinion of Counsel satisfactory to the Trustee, in each case within 10 Business Days after the later of the Issue Date and the date such Restricted Subsidiary guaranteed or incurred such Indebtedness. In addition, a Restricted Subsidiary may elect at any time to become a Guarantor by executing and delivering to the Trustee a Subsidiary Guarantee and an Opinion of Counsel satisfactory to the Trustee.

5.8 Liens

The Corporation will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien (an “Initial Lien”) of any kind (other than Permitted Liens) securing Indebtedness upon or with respect to any of their property or assets, now owned or hereafter acquired, unless:

(a) in the case of Liens securing Subordinated Indebtedness, all payments due under this Indenture, the Notes and the Subsidiary Guarantees are secured by a Lien on such property or assets that is senior in priority to such Initial Liens; or

(b) in all other cases, all payments due under this Indenture, the Notes and the Subsidiary Guarantees are equally and ratably secured by a Lien on such property or assets, or are secured by a Lien on such property or assets that is senior in priority to such Initial Liens.

Any Lien created for the benefit of the Holders of the Notes pursuant to this Section 5.8 shall provide by its terms that such Lien shall be automatically and unconditionally released and discharged upon the release and discharge of the Initial Lien.

5.9 Payments for Consent

The Corporation will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder of Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of this Indenture or the Notes unless such consideration is offered to be paid and is paid to all Holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

5.10 Restricted Payments

(a) The Corporation will not, and will not permit any of its Restricted Subsidiaries, directly or indirectly, to:

(i) declare or pay any dividend or make any other payment or distribution on account of the Corporation’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment on account of such Equity Interests in connection with any amalgamation, consolidation, plan of arrangement or merger involving the Corporation or any of its Restricted Subsidiaries) or to the direct or indirect holders of the Corporation’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock or warrants, options or other rights to acquire Disqualified Stock) of the Corporation or any of its Restricted Subsidiaries);

(ii) purchase, retract, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any amalgamation, consolidation, plan of arrangement or merger involving the Corporation), in whole or in part, any Equity Interests of the Corporation (other than any such Equity Interests owned by the Corporation or any of its Restricted Subsidiaries);

(iii) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Subordinated Indebtedness, except for (i) payments of interest at the Stated Maturity thereof or of principal not earlier than one year prior to the Stated Maturity thereof and (ii) any such Indebtedness owed to the Corporation or any of its Restricted Subsidiaries; or

(iv) make any Restricted Investment

(all such payments and other actions set forth in clauses (i) through (iv) of this Section 5.10(a) being collectively referred to as “Restricted Payments”) unless, at the time of and after giving effect to such Restricted Payment:

(A) no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment;

(B) the Corporation would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in Section 5.11(a); and

(C) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Corporation and its Restricted Subsidiaries on or after the Issue Date pursuant to this paragraph, or pursuant to clauses (i),(v), (x), (xiii) or (xiv) of Section 5.10(b), is less than or equal to the sum, without duplication, of:

(1) 50% of the Consolidated Net Income of the Corporation accrued on a cumulative basis since April 1, 2022 and ending at the end of the Corporation’s most recently ended fiscal quarter for which annual or quarterly financial statements (whether internal or publicly disclosed) are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a loss, less 100% of such loss), plus

(2) 100% of the aggregate Net Cash Proceeds and 100% of the Fair Market Value of securities or property (other than cash) received by the Corporation after the Issue Date as a contribution to its common equity capital or from the issue or sale of Equity Interests of the Corporation (other than Disqualified Stock or warrants, options or other rights to acquire Disqualified Stock, and other than sales of Equity Interests to a Subsidiary of the Corporation), plus

(3) 100% of the aggregate amount by which Indebtedness or Disqualified Stock (other than Indebtedness owed to, or Disqualified Stock held by, the Corporation or a Subsidiary of the Corporation) of the Corporation or any of its Restricted Subsidiaries is reduced on the Corporation’s consolidated balance sheet upon the conversion or exchange after the Issue Date of any such Indebtedness or Disqualified Stock into or for Equity Interests (other than Disqualified Stock or warrants, options or other rights to acquire Disqualified Stock) of the Corporation, plus

(4) the net reduction in (i) any Restricted Investment (other than a Guarantee) that was made after the Issue Date resulting from repurchases, repayments or redemptions, proceeds realized upon the sale, liquidation, repurchase, redemption or repayment and proceeds representing the return of capital (except, in each case, to the extent that any such payments or proceeds are included in the calculation of Consolidated Net Income) or (ii) any Guarantee constituting a Restricted Investment that was made after the Issue Date (except to the extent that such reduction results from any payment made by the Corporation or any of its Restricted Subsidiaries pursuant to such Guarantee), in each case not to exceed the lessor of: (A) the original aggregate amount of such Restricted Investment, and (B) the cash return of capital of such investment plus

(5) upon a redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary, the Fair Market Value of the Corporation’s Investments in such Subsidiary as at the date of such redesignation, plus

(6) 100% of any dividends or distributions received in cash by the Corporation or any of its Restricted Subsidiaries from an Unrestricted Subsidiary after the Issue Date (to the extent not already included in Consolidated Net Income of the Corporation for the applicable period).

(b) Section 5.10(a) will not prohibit:

(i) the payment by the Corporation or any of its Restricted Subsidiaries of any dividend, or the consummation of any redemption of any Subordinated Indebtedness, in each case within 60 days after the date of the declaration of the dividend or of the giving of the notice of redemption, as the case may be, if at the date of declaration or notice, as the case may be, the dividend payment or redemption of such Subordinated Indebtedness, as the case may be, would have complied with the provisions of this Indenture (and such payment shall be deemed to be paid on the date of payment for purposes of any calculation required by this covenant);

(ii) the redemption, purchase, repurchase, retirement, defeasance or other acquisition of any Subordinated Indebtedness of the Corporation or any of its Restricted Subsidiaries or of any Equity Interests of the Corporation in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary of the Corporation) of, Equity Interests of the Corporation (other than Disqualified Stock or warrants, options or other rights to acquire Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such redemption, purchase, repurchase, retirement, defeasance or other acquisition will be excluded from Section 5.10(a)(iv)(C)(2) of the preceding paragraph or for the purposes of Section 5.10(b)(v)(A), and will not be considered to be Net Cash Proceeds from an Equity Offering for the purposes of Section 4.1;

(iii) the redemption, repurchase, retirement, defeasance, or other acquisition of Subordinated Indebtedness of the Corporation or any of its Restricted Subsidiaries with the net cash proceeds from an incurrence of, or in exchange for, any Permitted Refinancing Indebtedness;

(iv) the payment of any dividend or other distribution by a Restricted Subsidiary of the Corporation to the Corporation or another Restricted Subsidiary or, if such Restricted Subsidiary is not a Wholly Owned Restricted Subsidiary, to the holders of its Equity Interests (other than Disqualified Stock or warrants, options or other rights to acquire Disqualified Stock) on a pro rata basis;

(v) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Corporation or any of its Restricted Subsidiaries held by any member of the Corporation’s, or any of its Restricted Subsidiaries’, management, directors or employees pursuant to any management equity subscription agreement, stock option agreement, warrants, restricted awards, performance awards, convertible securities or similar agreement or upon the death, disability or termination of employment of such directors, officers or employees, in an aggregate amount not to exceed $10,000,000 in each calendar year of the Corporation (with unused amounts in any calendar year being carried over to the immediately succeeding calendar year but not to any subsequent calendar year); provided that such amount may be increased by an amount not to exceed the sum of:

(A) the cash proceeds received by the Corporation and its Restricted Subsidiaries from the sale of Capital Stock (other than Disqualified Stock or warrants, options or other rights to acquire Disqualified Stock) of the Corporation to members of management or directors of the Corporation or any of its Restricted Subsidiaries occurring after the Issue Date (to the extent the cash proceeds from the sale of such Capital Stock have not otherwise been applied to the payment of Restricted Payments by virtue of Section 5.10(a)(iv)(C)(2) or Section 5.10(b)(ii) or to an optional redemption of Notes pursuant to Section 4.1); and provided that the proceeds received from any such sale will be excluded from Section 5.10(a)(iv)(C)(2), plus

(B) the cash proceeds of key person life insurance policies received by the Corporation and its Restricted Subsidiaries after the Issue Date;

(vi) the purchase, repurchase, redemption or other acquisition or retirement for value of Equity Interests deemed to occur upon the exercise or exchange of stock options, warrants, restricted awards, performance awards or other convertible securities if the Equity Interests represent a portion of the exercise or exchange price thereof and repurchases or other acquisitions or retirement for value of Equity Interests deemed to occur upon the withholding of a portion of the Equity Interests granted or awarded to an employee to pay for the taxes payable by such employee either upon such grant or award or in connection with any such exercise or exchange of stock options, warrants or other convertible securities;

(vii) so long as no Default or Event of Default has occurred and is continuing or would be caused thereby, the declaration and payment of regularly scheduled or accrued dividends to holders of any class or series of Disqualified Stock or Preferred Stock, in each case issued after the Issue Date; provided that such Preferred Stock or Disqualified Stock, as applicable, was issued in accordance with Section 5.11 and such dividends are included in the definition of “Fixed Charges”;

(viii) (A) the purchase, redemption, acquisition, cancellation or other retirement for nominal value per right of any rights granted to all the holders of common shares of the Corporation pursuant to any shareholders’ rights plan adopted for the purpose of protecting shareholders from unfair takeover tactics, and (B) the purchase, redemption, acquisition, cancellation or other retirement for value of Equity Interests of the Corporation made in lieu of withholding taxes in connection with any exercise or exchange or stock options, warrants or other similar rights;

(ix) the payment, purchase, repurchase, redemption, defeasance, acquisition or other retirement for value of Subordinated Indebtedness of the Corporation or any of its Restricted Subsidiaries (a) in the event of a change of control of the Corporation, at a purchase or redemption price no greater than 101% of the principal amount of such Subordinated Indebtedness, plus any accrued but unpaid interest thereon, or (b) in the event of an asset sale by the Corporation or any of its Restricted Subsidiaries, at a purchase or redemption price no greater than 100% of the principal amount of such Subordinated Indebtedness, plus any accrued but unpaid interest thereon, in each case, in accordance with provisions similar to Section 5.14 or Section 5.15, as applicable; provided, however, that, prior to or simultaneously with such payment, purchase, repurchase, redemption, defeasance, acquisition or retirement, the Corporation has made the Change of Control Offer or Asset Sale Offer, if required, with respect to the Notes and has repurchased all Notes validly tendered for payment and not withdrawn in connection with such Change of Control Offer or Asset Sale Offer;

(x) other Restricted Payments, provided that (A) the aggregate of such Restricted Payments, together with all other Restricted Payments paid in reliance on this clause (x) in the Corporation’s current fiscal quarter and the immediately preceding three fiscal quarters for which annual or quarterly financial statements (whether internal or publicly disclosed) are available does not exceed 80% of Excess Cash for the four consecutive fiscal quarters ending with the Corporation’s most recent fiscal quarter for which annual or quarterly financial statements (whether internal or publicly disclosed) are available, and (B) the Consolidated Leverage Ratio of the Corporation would not exceed 2.5 to 1.0 after giving effect to such payment;

(xi) cash payments in lieu of the issuance by the Corporation of fractional shares in connection with stock dividends, splits or business combinations or the exercise of warrants, options or other securities convertible or exchangeable for Equity Interests of the Corporation;

(xii) payments or distributions to dissenting shareholders (a) pursuant to applicable law or (b) in connection with the settlement or other satisfaction of legal claims made pursuant to or in connection with an amalgamation, consolidation, merger or transfer of assets in connection with a transaction that is not prohibited by this Indenture;

(xiii) Restricted Payments in an amount which, when taken together with all Restricted Payments made pursuant to this clause (xiii), do not exceed the greater of (a) $65,000,000 and (b) 5.0% of Adjusted Consolidated Net Tangible Assets; and

(xiv) any additional Restricted Payments so long as, immediately after giving effect to any such Restricted Payments, the Consolidated Leverage Ratio does not exceed 1.0 to 1.0,

provided, however, that at the time of, and after giving effect to, any Restricted Payment made pursuant to any of clauses (iii), (v), (vii), (ix), (x), (xiii) and (xiv) of this Section 5.10(b), no Default or Event of Default shall have occurred and be continuing.

(c) The amount of each Restricted Payment (other than cash) will be the Fair Market Value on the date of such Restricted Payment (or, in the case of a dividend or other distribution, on the date of declaration) of the asset(s) or securities proposed to be transferred or issued by the Corporation or such Restricted Subsidiary, as the case may be, pursuant to such Restricted Payment.

(d) For purposes of determining compliance with this covenant, if a Restricted Payment meets the criteria of more than one of the types of Restricted Payments described in clauses (i) through (xiii) of Section 5.10(b), the Corporation, in its sole discretion, may divide or classify (or later divide, classify or reclassify in whole or in part in its sole discretion) such Restricted Payment in any manner that complies with this covenant.

5.11 Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock

(a) The Corporation will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (in any such case, “incur”) any Indebtedness, and the Corporation will not, and will not permit any of its Restricted Subsidiaries to, issue any Disqualified Stock, and the Corporation will not permit any of its Restricted Subsidiaries that is not a Guarantor to issue any Preferred Stock; provided, however, that the Corporation and any of its Restricted Subsidiaries may incur Indebtedness or issue Disqualified Stock, and a Restricted Subsidiary that is not a Guarantor may issue Preferred Stock, if in each case immediately after giving effect thereto, the Fixed Charge Coverage Ratio for the Corporation’s then most recently ended four full fiscal quarters for which annual or quarterly financial statements (whether internal or publicly disclosed) are available would have been at least 2.0 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Disqualified Stock or Preferred Stock had been issued, as the case may be, at the beginning of such four-quarter period.

(b) Section 5.11(a) will not prohibit the incurrence of any of the following items of Indebtedness or issuances of Disqualified Stock or Preferred Stock, as applicable (collectively, “Permitted Debt”):

(i) the incurrence by the Corporation and its Restricted Subsidiaries of Indebtedness, letters of guarantee, tender cheques and letters of credit under Credit Facilities and the Guarantees thereof; provided that the aggregate principal amount of all Indebtedness of the Corporation and its Restricted Subsidiaries at any one time outstanding under this Section 5.11(b)(i) (with letters of guarantee, tender cheques and letters of credit being deemed to have a principal amount equal to the face amount thereof) not to exceed the greater of (a) $235,000,000, (b) the Borrowing Base and (c) 35% of Adjusted Consolidated Net Tangible Assets, and in the case of (b) and (c), determined as of the date on which such additional Indebtedness is incurred, and after giving effect to the incurrence of such Indebtedness (and including any assets acquired with such Indebtedness), less (in the case of (a)) the aggregate amount of all Net Proceeds of Asset Sales applied by the Corporation or any of its Restricted Subsidiaries since the Issue Date to repay any term Indebtedness under a Credit Facility or to repay any revolving credit Indebtedness under a Credit Facility and effect a corresponding commitment reduction thereunder pursuant to Section 5.14;

(ii) Existing Indebtedness;

(iii) the incurrence by the Corporation of Indebtedness represented by the Notes to be issued on the Issue Date and the incurrence by the Guarantors of Indebtedness represented by the Subsidiary Guarantees (and excluding, for the avoidance of doubt, any Additional Notes issued after the Issue Date);

(iv) the incurrence by the Corporation or any of its Restricted Subsidiaries of Indebtedness and Obligations represented by Capital Lease Obligations or Purchase Money Obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of design, construction, installation, development or improvement of property, plant or equipment, including Facilities, used in the business of the Corporation or such Restricted Subsidiary, in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (iv), not to exceed the greater of (a) $65,000,000 and (b) 5.0% of Adjusted Consolidated Net Tangible Assets (determined at the time of incurrence) at any one time outstanding;

(v) the incurrence by the Corporation or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness incurred in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge any Indebtedness (other than intercompany Indebtedness) that was permitted by this Indenture to be incurred under the first paragraph of this covenant or clauses (ii), (iii), (iv), (v), (xii), (xiv), (xvii) or (xix) of this Section 5.11(b);

(vi) the incurrence by the Corporation or any of its Restricted Subsidiaries of intercompany Indebtedness between or among the Corporation and any of its Restricted Subsidiaries; provided, however, that:

(A) if the Corporation or any Guarantor is the obligor on such Indebtedness and the payee is not the Corporation or a Guarantor, such Indebtedness must be unsecured and expressly subordinated to the prior payment in full in cash of all Obligations then due with respect to the Notes, in the case of the Corporation, or the applicable Subsidiary Guarantee, in the case of a Guarantor; and

(B) (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Corporation or any of its Restricted Subsidiaries, and (ii) any sale or other transfer of any such Indebtedness to a Person other than the Corporation or any of its Restricted Subsidiaries will be deemed, in each case, to constitute an incurrence of such Indebtedness by the Corporation or such Restricted Subsidiary, as the case may be, that was not permitted by this Section 5.11(b)(vi);

(vii) the incurrence by the Corporation or any of its Restricted Subsidiaries of Hedging Obligations, provided that such Hedging Obligations were not incurred for speculative purposes;

(viii) the Guarantee by the Corporation or any Restricted Subsidiary of Indebtedness of the Corporation or any of its Restricted Subsidiaries that was permitted to be incurred by another provision of this covenant;

(ix) the issuance by the Corporation or any of its Restricted Subsidiaries of Disqualified Stock or Preferred Stock to the Corporation or to any of its Restricted Subsidiaries; provided, however, that: (i) any subsequent issuance or transfer of Equity Interests that results in any such Disqualified Stock or Preferred Stock being held by a Person other than the Corporation or any of its Restricted Subsidiaries, and (ii) any sale or other transfer of any such Disqualified Stock or Preferred Stock to a Person other than the Corporation or any of its Restricted Subsidiaries will be deemed, in each case, to constitute an issuance of such Disqualified Stock or Preferred Stock by the Corporation or such Restricted Subsidiary, as the case may be, that was not permitted by this Section 5.11(b)(ix);

(x) Indebtedness in respect of workers’ compensation claims, warehouse receipt or similar facilities, property, casualty or liability insurance, take-or-pay obligations in supply arrangements, self-insurance obligations, standby letters of credit, Guarantees, completion bonds, performance bonds, bid bonds, appeal bonds or surety bonds or other reimbursement obligations, in each case, issued in the ordinary course of business and not in connection with the borrowing of money or the obtaining of an advance or credit (other than advances or credit for goods and services in the ordinary course of business and on terms and conditions that are customary in the Oil and Gas Business, and other than the extension of credit represented by such letter of credit, Guarantee or completion, performance, bid, appeal or surety bond itself);

(xi) Indebtedness arising (a) from the honoring by a bank or other financial institution of a cheque, draft or similar instrument drawn against insufficient funds or (b) in connection with endorsements of instruments for deposit, in each case in the ordinary course of business;

(xii) Permitted Acquisition Indebtedness;

(xiii) customary indemnification, adjustment of purchase price, earn-out or similar obligations, including title insurance, of the Corporation or of its Restricted Subsidiaries, in each case, incurred in connection with the acquisition or disposition of any assets of the Corporation or any such Restricted Subsidiary (other than Guarantees incurred by any Person acquiring all or any portion of such assets for the purpose of financing such acquisition);

(xiv) the incurrence by the Corporation or any of its Restricted Subsidiaries of Non-Recourse Equity Pledge Debt;

(xv) Indebtedness in respect of Cash Management Arrangements;

(xvi) Indebtedness representing deferred compensation to directors, officers, members of management or employees (in their capacities as such) of the Corporation or any Restricted Subsidiary and incurred in the ordinary course of business;

(xvii) to the extent constituting Indebtedness, the incurrence by the Corporation or any Restricted Subsidiary of in-kind obligations relating to net oil or gas balancing positions arising in the ordinary course of business;

(xviii) to the extent constituting Indebtedness, any obligation arising from agreements of the Corporation or any Restricted Subsidiary providing for indemnification, adjustment of purchase price, earn-outs or similar obligations, in each case, incurred or assumed in connection with the disposition or acquisition of any business, assets or Capital Stock of a Restricted Subsidiary in a transaction permitted by this Indenture; and

(xix) the incurrence by the Corporation or any of its Restricted Subsidiaries of additional Indebtedness, or the issuance by the Corporation of any Disqualified Stock, in an aggregate principal amount (or accreted value, as applicable), including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred or Disqualified Stock pursuant to this Section 5.11(b)(xix), at any time outstanding not to exceed the greater of (a) $65,000,000 and (b) 5.0% of Adjusted Consolidated Net Tangible Assets, determined as of the date of incurrence of such Indebtedness or issuance of Disqualified Stock, as applicable, and after giving effect to such incurrence (including any assets acquired with such Indebtedness).

(c) For purposes of determining compliance with Section 5.11:

(i) in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in Section 5.11(b)(i) through (b)(xix) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, the Corporation will be permitted to divide and classify (or later redivide, classify or reclassify) such item of Indebtedness in whole or in part in any manner that complies with this covenant, including by allocation to more than one other type of Indebtedness, provided that all Indebtedness incurred pursuant to the Credit Agreement will be deemed to be incurred pursuant to Section 5.11(b)(i), and may not be reclassified pursuant to this Section 5.11(c);

(ii) Guarantees of, or obligations in respect of letters of credit relating to, Indebtedness which are otherwise included in the determination of a particular amount of Indebtedness shall not be included;

(iii) the amount of Indebtedness issued at a price that is less than the principal amount thereof will be equal to the amount of the liability in respect thereof determined in accordance with GAAP;

(iv) Indebtedness of any Person existing at the time such Person becomes a Restricted Subsidiary of the Corporation (or amalgamates, merges or consolidates with or into the Corporation or of its Restricted Subsidiaries) shall be deemed to have been incurred by a Restricted Subsidiary of the Corporation at the time such Person becomes a Restricted Subsidiary of the Corporation (or amalgamates, merges or consolidates with or into the Corporation or any of its Restricted Subsidiaries), provided that any Indebtedness of such Person that is redeemed, defeased, retired or otherwise repaid at the time of or immediately upon consummation of the transaction by which such Person becomes a Restricted Subsidiary of the Corporation (or amalgamates, merges or consolidates with or into the Corporation or any of its Restricted Subsidiaries) will be deemed to not be Indebtedness for the purposes of this covenant; and

(v) the accrual of interest or Preferred Stock dividends, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, the payment of dividends on any Preferred Stock in the form of (A) additional Preferred Stock with the same terms or (B) increases to the underlying principal amount or equivalent of already issued Preferred Stock, the reclassification of Preferred Stock as Indebtedness due to a change in accounting principles, and the payment of dividends on Disqualified Stock or Preferred Stock in the form of additional shares of the same class of Disqualified Stock or Preferred Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock or Preferred Stock for purposes of this covenant; provided, in each such case, that the amount thereof is included in Fixed Charges of the Corporation as accrued.

(d) For purposes of determining compliance with any Canadian dollar-denominated restriction on the incurrence of Indebtedness, the Canadian dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred, in the case of term Indebtedness, or first committed, in the case of revolving credit Indebtedness; provided that if such Indebtedness is incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable Canadian dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such Canadian dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that the Corporation may incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rate of currencies. The principal amount of any Permitted Refinancing Indebtedness, if incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such Permitted Refinancing Indebtedness is denominated that is in effect on the date of such refinancing.

(e) Neither the Corporation nor any Guarantor will incur any additional Indebtedness (including Permitted Debt (other than under Section 5.11(b)(v))) that is contractually subordinated in right of payment to any other Indebtedness of such Person unless such additional Indebtedness is also contractually subordinated in right of payment to the Notes or the applicable Subsidiary Guarantee, as the case may be, on substantially identical terms; provided, however, that no Indebtedness will be deemed to be contractually subordinated in right of payment to any other Indebtedness solely by virtue of being unsecured.

5.12 Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

(a) The Corporation will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any of its Restricted Subsidiaries to:

(i) pay dividends or make any other distributions on its Capital Stock to the Corporation or any of its Restricted Subsidiaries or pay any Indebtedness owed to the Corporation or any of its Restricted Subsidiaries; provided that the priority of any Preferred Stock over common stock in receiving dividends or liquidating distributions shall not be deemed a restriction on the ability to make distributions on Capital Stock;

(ii) make loans or advances to the Corporation or any of its Restricted Subsidiaries; or

(iii) sell, lease or transfer any of its properties or assets to the Corporation or any of its Restricted Subsidiaries.

(b) Section 5.12(a) will not apply to encumbrances or restrictions existing under or by reason of:

(i) agreements governing Existing Indebtedness or Credit Facilities as in effect on the Issue Date and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of those agreements, provided that the encumbrances and restrictions under any such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing, taken as a whole, are not materially more restrictive, taken as a whole, as determined in good faith by the Corporation, than those in the agreement being amended, modified, restated, renewed, increased, supplemented, refunded, replaced or refinanced, as the case may be, taken as a whole;

(ii) this Indenture, the Notes and the Subsidiary Guarantees;

(iii) applicable law, rule, regulation, order, approval, license, permit or similar restriction;

(iv) agreements governing other Indebtedness permitted to be incurred under the provisions of Section 5.11 and any amendments, restatements, modifications, renewals, supplements, replacements or refinancings of those agreements; provided that the encumbrances and restrictions therein will not materially adversely impact the ability of the Corporation to make required principal (and premium, if any) and interest payments on the Notes;

(v) any instrument governing Indebtedness or Capital Stock of a Person acquired by the Corporation or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Capital Stock was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of this Indenture to be incurred;

(vi) non-assignment provisions in contracts and leases entered into in the ordinary course of business;

(vii) Purchase Money Obligations or other similar mortgage financings permitted to be incurred under the provisions of Section 5.11, in each case, for property acquired in the ordinary course of business and Capital Lease Obligations and that impose restrictions on that property of the nature under Section 5.12(a)(iii);

(viii) any agreement (a) for the sale or other disposition of Capital Stock or assets of a Restricted Subsidiary of the Corporation that restricts distributions by that Restricted Subsidiary or sales of such Restricted Subsidiary’s property and assets pending its sale or other disposition or (b) for the sale of a particular asset or line of business of a Restricted Subsidiary of the Corporation that imposes restrictions on property subject to an agreement of the nature under Section 5.12(a)(iii);

(ix) Permitted Refinancing Indebtedness, including any encumbrances or restrictions imposed by any amendments or refinancings of the contracts, instruments and

Obligations referred to in this covenant, provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness (taken as a whole) are not materially more restrictive (as determined in good faith by the Corporation) than those contained in the agreements governing the Indebtedness being refinanced (taken as a whole);

(x) agreements existing on the Issue Date;

(xi) Permitted Liens that limit the right of the debtor to dispose of the assets subject to such Liens;

(xii) provisions with respect to the leasing, subleasing or disposition or distribution of assets, ownership interests or property in joint venture agreements, partnership agreements, shareholder agreements, asset sale agreements, sale lease-back agreements, stock sale agreements, farm-in and farm-out agreements and other similar agreements entered into in the ordinary course of business which limitation is applicable only to the assets that are the subject of such agreements;

(xiii) any other agreement governing Indebtedness permitted to be incurred under the provisions of Section 5.11, or other obligations, in each case entered into after the Issue Date, that either (A) contains encumbrances and restrictions, taken as a whole, that are not materially more restrictive, as determined in good faith by the Corporation, with respect to any Restricted Subsidiary than those in effect on the Issue Date with respect to that Restricted Subsidiary, taken as a whole, pursuant to agreements in effect on the Issue Date or (B) contains any such encumbrance or restriction that is customary and does not prohibit (except upon a default or an event of default thereunder) the payment of dividends in an amount sufficient, as determined by the Corporation in good faith, to make scheduled payments of cash interest and principal on the Notes when due;

(xiv) restrictions on cash, Cash Equivalents or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(xv) encumbrances and restrictions contained in contracts entered into in the ordinary course of business, not relating to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of, or from the ability of the Corporation and any of its Restricted Subsidiaries to realize the value of, property or assets of the Corporation or any of its Restricted Subsidiaries in any manner material to the Corporation or any of its Restricted Subsidiaries; and

(xvi) any encumbrance or restriction with respect to a Restricted Subsidiary of the Corporation pursuant to or by reason of an agreement that such Restricted Subsidiary entered into at a time when such Restricted Subsidiary was an Unrestricted Subsidiary; provided that such agreement was not entered into in anticipation of the Unrestricted Subsidiary becoming a Restricted Subsidiary and any such encumbrance or restriction shall not extend to any assets or property of the Corporation or any Restricted Subsidiary of the Corporation other than such Restricted Subsidiary.

5.13 Transactions with Affiliates

(a) The Corporation will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or Guarantee with, or for the benefit of, any Affiliate of the Corporation (each, an “Affiliate Transaction”), unless the Affiliate Transaction is on terms that are no less favourable in the aggregate to the Corporation or the relevant Restricted Subsidiary than those that could have reasonably been expected to have been obtained in a comparable transaction at such time by the Corporation or such Restricted Subsidiary in an arm’s-length dealing with a Person who is not an Affiliate of the Corporation; provided that, in the case of an Affiliate Transaction or series of related Affiliate Transactions where the aggregate consideration exceeds $20,000,000, such determination shall be made in good faith by the Chief Financial Officer of the Corporation and confirmed in an Officer’s Certificate delivered to the Trustee.

(b) The following items will be deemed not to be Affiliate Transactions and, therefore, will not be subject to Section 5.13(a):

(i) any employment agreement, consulting agreement or other employee, director or officer compensation plan, benefit plan or expense reimbursement, indemnification or severance agreement or similar arrangement existing on the Issue Date or thereafter entered into by the Corporation or any of its Restricted Subsidiaries in the ordinary course of business and consistent with the past practice of the Corporation or such Restricted Subsidiary or approved by the Board of Directors of the Corporation (including, in each case, payments thereunder in accordance with the terms thereof);

(ii) transactions between or among the Corporation and/or its Restricted Subsidiaries;

(iii) transactions with a Person (other than an Unrestricted Subsidiary) that is an Affiliate of the Corporation solely because the Corporation owns, directly or through a Restricted Subsidiary, an Equity Interest in, or controls, such Person;

(iv) the entering into of a tax sharing agreement, or payments pursuant thereto, between the Corporation and/or one or more Subsidiaries, on the one hand, and any other Person with which the Corporation or such Subsidiaries are required or permitted to file a consolidated tax return or with which the Corporation or such Subsidiaries are part of a consolidated group for tax purposes to be used by such Person to pay taxes, and which payments by the Corporation and the Restricted Subsidiaries are not in excess of the tax liabilities that would have been payable by them on a stand-alone basis;

(v) any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration of less than $20,000,000;

(vi) the issuance or sale of Equity Interests (other than Disqualified Stock or warrants, options or other rights to acquire Disqualified Stock) of the Corporation to, or the receipt by the Corporation of any capital contribution from, its shareholders or Affiliates, and the granting of registration and other customary rights in connection therewith;

(vii) Restricted Payments that are permitted under Section 5.10 and Permitted Investments made in reliance on clause (18) of the definition of Permitted Investments;

(viii) the performance of obligations of the Corporation or any of its Restricted Subsidiaries under the terms of any agreement to which the Corporation or any of its Restricted Subsidiaries is a party as of or on the Issue Date, as each such agreement may be amended, modified, supplemented, extended or renewed from time to time; provided, however, that any future amendment, modification, supplement, extension or renewal entered into after the Issue Date will be permitted to the extent that its terms are not materially more disadvantageous, taken as a whole (in the reasonable determination of the Corporation), to the Holders of the Notes than the terms of the relevant agreements in effect on the Issue Date;

(ix) transactions between the Corporation or any of its Restricted Subsidiaries and any Person, a director of which is also a director of the Corporation or any direct or indirect parent company of the Corporation and such cross-directorship is the sole cause for such Person to be deemed an Affiliate of the Corporation or any of its Restricted Subsidiaries; provided, however, that such director shall abstain from voting as a director of the Corporation or such direct or indirect parent company, as the case may be, on any matter involving such other Person;

(x) transactions with joint venture partners of the Corporation or its Restricted Subsidiaries, in each case in the ordinary course of business of the Corporation and its Restricted Subsidiaries and otherwise in compliance with the terms of this Indenture; provided that in the reasonable determination of a responsible senior officer of the Corporation or the relevant Restricted Subsidiary, as applicable, such transactions are on terms that are no less favourable to the Corporation or such Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Corporation or such Restricted Subsidiary with an unrelated Person;

(xi) transactions entered into in good faith with an Affiliate of the Corporation or any of its Restricted Subsidiaries that provide for shared services and/or facilities arrangements and that provide cost savings and/or other operational efficiencies to the Corporation or any of its Restricted Subsidiaries as determined in good faith the Corporation, and payments related thereto;

(xii) any agreement between any Person and an Affiliate of such Person existing at the time such Person is acquired by, merged into or amalgamated, arranged or consolidated with the Corporation or any of its Restricted Subsidiaries and any amendment thereto; provided that such agreement was not entered into in contemplation of such acquisition, merger, amalgamation, arrangement or consolidation and any amendment thereto and that any such amendment is not disadvantageous to the holders of the Notes, taken as a whole, as compared to the applicable agreement as in effect on the date of such acquisition, merger, amalgamation, plan of arrangement or consolidation; and

(xiii) (a) Guarantees of performance by the Corporation and its Restricted Subsidiaries of the Corporation’s Unrestricted Subsidiaries in the ordinary course of business, except for Guarantees of Indebtedness, and (b) the incurrence of Non-Recourse Debt.

5.14 Asset Sales

(a) The Corporation will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(i) the Corporation (or the Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the Fair Market Value (including as to the value of all non-cash consideration, and measured as of the date of the definitive agreement with respect to such Asset Sale) of the assets, properties or Equity Interests issued or sold or otherwise disposed of; and

(ii) at least 75% of the consideration received in the Asset Sale by the Corporation or such Restricted Subsidiary is in the form of cash, Cash Equivalents, Liquid Securities or Permitted Assets. For purposes of this provision, each of the following will be deemed to be cash:

(A) any liabilities, as shown on the Corporation’s or such Restricted Subsidiary’s most recent balance sheet, of the Corporation or any of its Restricted Subsidiaries (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes or any Subsidiary Guarantee) that are assumed by the transferee of any such assets pursuant to a customary novation agreement or similar agreement that releases the Corporation or such Restricted Subsidiary from further liability;

(B) any securities, notes or other obligations received by the Corporation or any such Restricted Subsidiary in such Asset Sale that are converted within 180 days by the Corporation or such Restricted Subsidiary into cash or Cash Equivalents, to the extent of the cash or Cash Equivalents received in that conversion;

(C) any Designated Non-cash Consideration received by the Corporation or any of its Restricted Subsidiaries in such Asset Sale, having an aggregate Fair Market Value, taken together with all other Designated Non-cash Consideration received pursuant to this clause (C) (without giving effect to subsequent changes in value that is at the time outstanding), not to exceed 10% of Adjusted Consolidated Net Tangible Assets measured at the time the determination is made;

(D) accounts receivable of a business retained by the Corporation or any of its Restricted Subsidiaries, as the case may be, following the sale of such business, provided that such accounts receivable are (i) not past due more than 90 days and (ii) collected within 120 days from the date of the invoice creating such accounts receivable; and

(E) with respect to any Asset Sale of any Oil and Gas Properties in the ordinary course of business where the Corporation or any Restricted Subsidiary retains an interest in such property, the portion of any costs and expenses related to the exploration, development, completion or production of such Oil and Gas Properties and activities related thereto that would be attributable to the Corporation’s retained interest in such property, to the extent that such costs and expenses are agreed to be assumed by the transferee or its Affiliate pursuant to a customary agreement, and are paid by the transferee or its Affiliate, as the case may be, in cash within 180 days of such Asset Sale.

Any Asset Sale pursuant to а condemnation, expropriation, appropriation or other similar taking, including by deed in lieu of condemnation, shall not be required to satisfy the conditions set forth in Section 5.14(a)(i).

(b) Within 365 days after the receipt of any Net Proceeds from an Asset Sale, the Corporation or any Restricted Subsidiary may apply those Net Proceeds to any, or any combination, of the following purposes:

(i) to repay, prepay, redeem, purchase or repurchase (in any case on a permanent basis) Secured Debt of the Corporation or any of its Restricted Subsidiaries and, if the Secured Debt repaid is revolving credit Indebtedness, to correspondingly permanently reduce commitments with respect thereto;

(ii) to acquire all or substantially all of the assets of, or a majority of the Capital Stock of, another Person engaged in an Energy Business that, in the case of an acquisition of Capital Stock, becomes a Restricted Subsidiary of the Corporation as a result of such acquisition, or to acquire additional Capital Stock in any Person that at such time is a Restricted Subsidiary of the Corporation;

(iii) to make a capital expenditure;

(iv) to repurchase any Notes; or

(v) to acquire other Permitted Assets.

(c) Notwithstanding the foregoing, in the event that the Corporation or any of its Restricted Subsidiaries enters into a binding agreement committing to take any of the actions under Section 5.14(b)(ii) through Section 5.14(b)(v) within 365 days after the receipt of any Net Proceeds from an Asset Sale, such commitment will be treated as a permitted application of the Net Proceeds from the date of the execution of such agreement until the earlier of (i) the date on which such acquisition or investment is consummated or such expenditure made or such agreement is terminated, and (ii) the 180th day after entering into such binding agreement.

(d) Pending the final application of any Net Proceeds, the Corporation may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by this Indenture.

(e) Any Net Proceeds from Asset Sales that are not applied or invested as provided in Section 5.14(b) and Section 5.14(d) will constitute “Excess Proceeds”.

(f) On the 366th day after the Asset Sale (or, at the Corporation’s option, any earlier date), if the aggregate amount of Excess Proceeds exceeds $30,000,000, the Corporation will make a pro rata offer (an “Asset Sale Offer”) to all Holders of Notes and all holders of other Indebtedness that ranks pari passu in right of payment with the Notes containing provisions similar to those set forth in this Indenture with respect to offers to purchase or redeem with the proceeds of sales of assets, to purchase the maximum principal amount of Notes and such other pari passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of the principal amount (or accreted value in the case of any such other pari passu Indebtedness issued with a significant original issue discount) plus accrued and unpaid interest, if any, to the date of purchase, and will be payable in cash. If the aggregate principal amount of Notes and other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds allocated for repurchases of Notes pursuant to the Asset Sale Offer, the Trustee will select the Notes and such other pari passu Indebtedness to be purchased on a pro rata basis (subject to the procedures of the relevant depository), on the basis of the aggregate principal amounts (or accreted values) tendered in round denominations (which in the case of the Notes will be minimum denominations of $2,000 principal amount or multiples of $1,000 in excess thereof). If any Excess Proceeds remain after consummation of an Asset Sale Offer, the Corporation may use those Excess Proceeds for any purpose not otherwise prohibited by this Indenture. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

(g) If the Asset Sale Offer purchase date is on or after a Record Date and on or before the related Interest Payment Date, any accrued and unpaid interest will be paid to the Person in whose name a Note is registered at the close of business on such Record Date, and no other interest will be payable to Holders who tender Notes pursuant to the Asset Sale Offer.

(h) Within ten Business Days after the Corporation is obligated to make an Asset Sale Offer as described in the preceding paragraphs, the Corporation will send a written notice, by first-class mail, to the Holders, accompanied by such information regarding the Corporation and its Subsidiaries as the Corporation in good faith believes will enable such Holders to make an informed decision with respect to such Asset Sale Offer. Such notice shall state, among other things, the purchase price and the purchase date, which shall be, subject to any contrary requirements of applicable law, a Business Day no earlier than 10 days nor later than 60 days from the date such notice is mailed.

(i) Notwithstanding the foregoing provisions of this Section 5.14, the sale, conveyance or other disposition of all or substantially all of the assets of the Corporation and its Restricted Subsidiaries, taken as a whole, will be governed by Section 5.15 and/or Article 9 and will not be subject to this Section 5.14.

(j) The Corporation will comply with the requirements of Applicable Securities Legislation to the extent those laws and regulations are applicable in connection with each repurchase of Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any Applicable Securities Legislation conflict with this Section 5.14 or compliance with this Section 5.14 would constitute a violation of any such laws or regulations, the Corporation will comply with the Applicable Securities Legislation and regulations and will not be deemed to have breached its obligations under this Section 5.14 by virtue of such conflict.

(k) The Credit Agreement prohibits, and any future credit agreements or other similar agreements to which the Corporation becomes a party may prohibit, the Corporation from purchasing any Notes, and also provides that certain asset sale events with respect to the Corporation would constitute a default thereunder. In the event an Asset Sale occurs at a time when the Corporation is prohibited from purchasing Notes, the Corporation could seek the consent of its lenders to the purchase of Notes or could attempt to refinance the borrowings that contain such prohibition. If the Corporation does not obtain such a consent or repay such borrowings, the Corporation will remain prohibited from purchasing Notes. In such case, the Corporation’s failure to purchase tendered Notes would constitute an Event of Default under this Indenture which would, in turn, constitute a default under such other agreements. In addition, the exercise by the Holders of Notes of their right to require the Corporation to repurchase the Notes upon an Asset Sale could cause a default under these other agreements, even if the Asset Sale itself does not, due to the financial effect of such repurchase on the Corporation. Finally, the Corporation’s ability to pay cash to the holders of Notes upon a repurchase may be limited by the Corporation’s then existing financial resources.

5.15 Offer to Repurchase on a Change of Control

(a) If a Change of Control Triggering Event occurs, unless the Corporation has previously exercised its right to redeem all of the Notes under Section 4.1, each Holder will have the right to require the Corporation to repurchase all or any part (equal to $2,000 or an integral multiple of $1,000 in excess thereof) of each Holder’s Notes pursuant to an offer on the terms set forth in this Indenture (the “Change of Control Offer”). In the Change of Control Offer, the Corporation will offer a payment (the “Change of Control Payment”) in cash equal to not less than 101% of the aggregate principal amount of Notes repurchased plus accrued and unpaid interest, if any, on the Notes repurchased, to but excluding the date of purchase (the “Change of Control Payment Date”).

(b) Within 30 days following any Change of Control Triggering Event, the Corporation will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase Notes on the Change of Control Payment Date specified in the notice, which date will be no earlier than 10 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by this Indenture and described in such notice. The Corporation will comply with the requirements of Applicable Securities Legislation to the extent those laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any Applicable Securities Legislation conflict with the Change of Control Triggering Event provisions of this Indenture, the Corporation will comply with the Applicable Securities Legislation and will not be deemed to have breached its obligations under the Change of Control provisions of this Indenture by virtue of such conflict.

(c) On the Change of Control Payment Date, the Corporation or its designated agent will, to the extent lawful:

(i) accept for payment all Notes or portions of Notes (equal to $2,000 or an integral multiple of $1,000 in excess thereof) properly tendered pursuant to the Change of Control Offer;

(ii) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all Notes or portions of Notes properly tendered; and

(iii) deliver or cause to be delivered to the Trustee the Notes accepted together with an Officer’s Certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by the Corporation.

(d) On the Change of Control Payment Date, the paying agent will promptly mail to each Holder of Notes properly tendered and not withdrawn the Change of Control Payment for such tendered Notes, with such payment to be made through the facilities of the Depository for all Notes in global form, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each new Note will be in a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof.

(e) If the Change of Control Payment Date is on or after a Record Date and on or before the related Interest Payment Date, any accrued and unpaid interest will be paid to the Person in whose name a Note is registered at the close of business on such Record Date, and no other interest will be payable to Holders who tender pursuant to the Change of Control Offer.

(f) The Corporation will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

(g) The provisions in this Section 5.15 that require the Corporation to make a Change of Control Offer following a Change of Control Triggering Event will be applicable whether or not any other provisions of this Indenture are applicable. Except as described above with respect to a Change of Control Triggering Event, this Indenture does not contain provisions that permit the Holders of the Notes to require that the Corporation repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

(h) The Credit Agreement provides that the occurrence of certain change of control events with respect to the Corporation would constitute a default thereunder. In the event a Change of Control occurs at a time when the Corporation is prohibited from purchasing Notes, the Corporation may seek the consent of its lenders to the purchase of Notes or may attempt to refinance the borrowings that contain such prohibition. If the Corporation does not obtain such a consent or repay such borrowings, it will remain prohibited from purchasing Notes. In such case, the Corporation’s failure to offer to purchase Notes would constitute a Default under this Indenture, which would, in turn, constitute a default under the Credit Agreement.

(i) Future Indebtedness that the Corporation may incur may contain prohibitions on the occurrence of certain events that would constitute a Change of Control or require the repurchase of such Indebtedness upon a Change of Control. Moreover, the exercise by the Holders of their right to require the Corporation to repurchase their Notes could cause a default under such Indebtedness, even if the Change of Control Triggering Event itself does not, due to the financial effect of such repurchase on the Corporation. Furthermore, the Corporation’s ability to pay cash to the Holders of Notes following the occurrence of a Change of Control Triggering Event may be limited by its then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases.

(j) Notwithstanding the preceding provisions of this Section 5.15, the Corporation will not be required to make a Change of Control Offer upon a Change of Control Triggering Event and a Holder will not have the right to require the Corporation to repurchase any Notes pursuant to a Change of Control Offer if (a) a third party makes an offer to purchase the Notes in the manner, at the times and otherwise in substantial compliance with the requirements set forth in this Indenture applicable to a Change of Control Offer made by the Corporation (it being understood, for the avoidance of doubt, that such an offer by a third party shall be deemed to be a “Change of Control Offer” under this Indenture) and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer, (b) a notice of redemption has been given pursuant to this Indenture under Section 4.1, unless and until there is a default in payment of the applicable redemption price. Notwithstanding anything to the contrary contained herein, a Change of Control Offer by the Corporation or a third party may be made in advance of a Change of Control Triggering Event, conditioned upon the consummation of such Change of Control, if a definitive agreement is in place for the Change of Control at the time the Change of Control Offer is made.

(k) In the event that Holders of not less than 90% of the aggregate principal amount of the outstanding Notes accept a Change of Control Offer and the Corporation (or any third party making such Change of Control Offer as described above) purchases all of the Notes held by such Holders, the Corporation (or such third party) will have the right, upon not less than 10 days’ nor more than 60 days’ prior notice, given not more than 30 days following the purchase pursuant to the Change of Control Offer described above, to redeem all of the Notes that remain outstanding following such purchase at a redemption price equal to the Change of Control Payment plus, to the extent not included in the Change of Control Payment, accrued and unpaid interest on the Notes that remain outstanding, to the date of redemption (subject to the right of Holders of record on the relevant Record Date to receive interest due on an Interest Payment Date that is on or prior to the redemption date).

5.16 Changes in GAAP

Each accounting term used in this Indenture, unless otherwise defined herein, has the meaning assigned to it under GAAP applied consistently throughout the relevant period and relevant prior periods.

(a) If there occurs a material change in GAAP after the Issue Date, and such change would require disclosure under GAAP in the financial statements of the Corporation and would cause an amount required to be determined for the purposes of any of the financial calculations or financial terms under this Indenture (each a “Financial Term”) to be materially different than the amount that would be determined without giving effects to such change, the Corporation shall notify the Trustee of such change (an “Accounting Change”). Such notice (an “Accounting Change Notice”) shall describe the nature of the

Accounting Change, its effect on the Corporation’s current and immediately prior year’s financial statements in accordance with GAAP and state whether the Corporation desires to revise the method of calculating the applicable Financial Term (including the revision of any of the defined terms used in the determination of such Financial Term) in order that amounts determined after giving effect to such Accounting Change and the revised method of calculating such Financial Term will approximate the amount that would be determined without giving effect to such Accounting Change and without giving effect to the revised method of calculating such Financial Term. The Accounting Change Notice shall be delivered to the Trustee within 60 days of the end of the fiscal quarter in which the Accounting Change is implemented or, if such Accounting Change is implemented in the fourth fiscal quarter or in respect of an entire fiscal year, within 120 days of the end of such period. Promptly after receipt from the Corporation of an Accounting Change Notice the Trustee shall deliver to each Holder a copy of such notice.

(b) If the Corporation so indicates that it wishes to revise the method of calculating the Financial Term, the Corporation shall in good faith provide to the Trustee the revised method of calculating the Financial Term within 90 days of the Accounting Change Notice, and such revised method shall take effect from the date of the Accounting Change Notice. For certainty, if no notice of a desire to revise the method of calculating the Financial Term in respect of an Accounting Change is given by the Corporation within the applicable time period under Section 5.16(a), the method of calculating the Financial Term shall not be revised in response to such Accounting Change, and all amounts to be determined pursuant to the Financial Term shall be determined after giving effect to such Accounting Change.

5.17 Financial Calculations for Limited Condition Acquisitions

When calculating the availability under any basket or ratio under the Indenture, in each case in connection with a Limited Condition Acquisition and the incurrence or issuance of Indebtedness, Disqualified Stock, Preferred Stock or Liens in connection therewith and the use of proceeds thereof, the date of determination of such basket or ratio and of any Default or Event of Default may, at the option of the Corporation, be the date the definitive agreement(s) for such Limited Condition Acquisition is entered into. Any such ratio or basket shall be calculated on a pro forma basis, including with such adjustments as are appropriate and consistent with the pro forma adjustment provisions set forth in the definition of "Fixed Charge Coverage Ratio", after giving effect to such Limited Condition Acquisition and the incurrence or issuance of Indebtedness, Disqualified Stock, Preferred Stock or Liens in connection therewith and the use of proceeds thereof, as if they had been consummated at the beginning of the applicable test period for purposes of determining the ability to consummate any such Limited Condition Acquisition; provided that if the Corporation elects to make such determination as of the date of such definitive agreement(s), then (a) the Corporation shall be deemed to be in compliance with such ratios or baskets solely for purposes of determining whether the Limited Condition Acquisition and the incurrence or issuance of Indebtedness, Disqualified Stock, Preferred Stock or Liens in connection therewith and the use of proceeds thereof, are permitted under the Indenture, and (b) such ratios or baskets shall not be tested at the time of consummation of such Limited Condition Acquisition or related transactions; provided, further, that if the Corporation elects to have such determinations occur at the time of entry into such definitive agreement(s), any such transactions (including any incurrence or issuance of Indebtedness, Disqualified Stock, Preferred Stock or Liens and the use of proceeds thereof) shall be deemed to have occurred on the date the definitive agreement(s) is entered into and, except for those calculations specifically described in the proviso below, shall be deemed outstanding thereafter for purposes of calculating any ratios or baskets under the Indenture after the date of such definitive agreement(s) and before the consummation of such Limited Condition Acquisition, unless such definitive agreement(s) is terminated or such Limited Condition Acquisition or incurrence or issuance of Indebtedness, Disqualified Stock, Preferred Stock or Liens for which pro forma effect is being given does not occur; provided further, that solely for purposes of determining the amount available for Restricted Payments under Section 5.10(a)(iv)(C)(1), no pro forma adjustments will be made under this Section 5.17 to Consolidated Net Income.

5.18 Covenants Termination

(a) If at any time, (a) the Notes have an Investment Grade Rating from at least 50% of the Designated Rating Organizations that have provided ratings of the Notes, and (b) no Default has occurred and is continuing, the Corporation and its Restricted Subsidiaries will not be subject to the provisions of this Indenture described under:

(A) Section 5.10;

(B) Section 5.11;

(C) Section 5.12;

(D) Section 5.13;

(E) Section 5.14; and

(F) Section 9.1(a)(iv).

Upon the termination of the covenants described above in the manner described above, the issuer will no longer be permitted to designate any Restricted Subsidiary as an Unrestricted Subsidiary.

5.19 Designation of Restricted and Unrestricted Subsidiaries

(a) The Board of Directors of the Corporation may designate any of its Restricted Subsidiaries to be an Unrestricted Subsidiary, provided that:

(i) immediately after and giving effect to such designation, no Default or Event of Default shall have occurred and be continuing;

(ii) the Fair Market Value of all outstanding Investments owned by the Corporation and its Restricted Subsidiaries in the Subsidiary so designated will be deemed to be an Investment made as of the time of the designation, and that such Investment would be permitted in compliance with Section 5.10;

(iii) at the time of such designation, such Subsidiary has no Indebtedness other than (i) Non-Recourse Debt, (ii) Indebtedness guaranteed pursuant to Non-Recourse Equity Pledge Debt, and (iii) Indebtedness that could be guaranteed by the Corporation in compliance with Section 5.10 (and the amount of any such existing Indebtedness under this clause (iii) shall be deemed to be an Investment by the Corporation for purposes of Section 5.10);

(iv) such Subsidiary is not party to any agreement, contract, arrangement or understanding with the Corporation or any Restricted Subsidiary of the Corporation unless the terms of any such agreement, contract, arrangement or understanding are not materially less favorable in the aggregate to the Corporation or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Corporation; and

(v) such Subsidiary is a Person with respect to which neither the Corporation nor any of its Restricted Subsidiaries has any direct or indirect obligation (i) to subscribe for additional Equity Interests or (ii) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results.

(b) Any designation of a Subsidiary of the Corporation as an Unrestricted Subsidiary will be evidenced to the Trustee by filing with the Trustee a certified copy of the resolutions of the Board of Directors of the Corporation giving effect to such designation and an Officer’s Certificate certifying that such designation complied with the preceding conditions. If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of this Indenture, and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary as of such date and, if such Indebtedness is not permitted to be incurred as of such date under Section 5.11, the Corporation will be in default of such covenant.

(c) The effect of designating a Subsidiary as an Unrestricted Subsidiary will be that:

(i) an Unrestricted Subsidiary will not be subject to any of the restrictive covenants in this Indenture;

(ii) a Subsidiary that is a Guarantor and is subsequently designated as an Unrestricted Subsidiary will be released from its Subsidiary Guarantee; and

(iii) the assets, income, cash flow and other financial results of an Unrestricted Subsidiary will not be consolidated with those of the Corporation and its Restricted Subsidiaries for purposes of calculating compliance with the restrictive covenants contained in this Indenture.

(d) The Board of Directors of the Corporation may designate any Unrestricted Subsidiary to be a Restricted Subsidiary, provided that:

(i) immediately after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing;

(ii) such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of any outstanding Indebtedness of such Unrestricted Subsidiary (and such designation will only be permitted if such Indebtedness is permitted under Section 5.11, calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period);

(iii) the aggregate Fair Market Value of all outstanding Investments owned by such Unrestricted Subsidiary will be deemed to be an Investment made as of the time of the designation and any such designation will only be permitted if the Investment would be permitted at that time in compliance with Section 5.10;

(iv) all Liens upon property and assets of such Unrestricted Subsidiary existing at the time of such designation would be permitted under Section 5.8; and

(v) if required pursuant to Section 12.1, such Unrestricted Subsidiary becomes a Guarantor pursuant to such covenant within 10 Business Days of the date on which it is so designated.

5.20 Business Activities

The Corporation will not, and will not permit any Restricted Subsidiary to, engage in any business other than the Energy Business, except to the extent as would not be material to the Corporation and the Restricted Subsidiaries taken as a whole.

5.21 SEC Reporting Issuer

The Corporation confirms that it has either (i) a class of securities registered pursuant to section 12 of the US Securities Exchange Act of 1934, as amended; or (ii) a reporting obligation pursuant to section 15(d) of the US Securities Exchange Act of 1934, as amended, and has provided the Trustee with an Officers’ Certificate (certifying such reporting obligation and other information as requested by the Trustee). The Corporation covenants that in the event that any such registration or reporting obligation shall be terminated by the Corporation in accordance with the US Securities Exchange Act of 1934 as amended, the Corporation shall promptly notify the Trustee of such termination and such other information as the Trustee may require at the time. The Corporation acknowledges that the Trustee is relying upon the foregoing representation and covenants in order to meet certain United States Securities and Exchange Commission (“SEC”) obligations with respect to those clients who are filing with the SEC.

Article 6
DEFAULT AND ENFORCEMENT

6.1 Events of Default and Remedies

Each of the following is an “Event of Default”:

(a) default for 30 days in the payment when due of interest on the Notes;

(b) default in payment when due of the principal of, or premium, if any, on the Notes;

(c) failure by the Corporation or any of its Restricted Subsidiaries to comply with Sections 5.14 or 5.15 or Article 9;

(d) failure by the Corporation or any of its Restricted Subsidiaries to comply with any of the other agreements in this Indenture for 60 days after written notice has been given to the Corporation by the Trustee or to the Corporation and the Trustee by Holders of at least 25% of the outstanding principal amount of the Notes;

(e) default under any other mortgage, Indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for borrowed money (except in respect of Non-Recourse Equity Pledge Debt) by the Corporation or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Corporation or any of its Restricted Subsidiaries) whether such Indebtedness or Guarantee now exists, or is created after the date of this Indenture, if that default:

(i) is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness prior to the expiration of the applicable grace or cure period provided in such Indebtedness on the date of such default (a “Payment Default”); or

(ii) results in the acceleration of such Indebtedness prior to its Stated Maturity,

(f) and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default, which remains outstanding or the maturity of which has been so accelerated, aggregates an amount greater than $30,000,000, provided that if any such Payment Default is cured or waived or any such acceleration is rescinded, or such Indebtedness is repaid, within a period of 30 days from the continuation of such Payment Default beyond the applicable grace or cure period or the occurrence of such acceleration, as the case may be, such Event of Default under this Indenture and any consequential acceleration of the Notes shall be automatically rescinded, so long as such rescission does not conflict with any judgment or decree of a court of competent jurisdiction;

(g) failure by the Corporation or any Guarantor to pay final judgments aggregating in excess of an amount greater than $30,000,000 in cash (net of amounts covered by insurance or bonded), which judgments are not paid, discharged or stayed for a period of 60 days after such judgments becomes final and non-appealable or, in the event such judgments have been bonded to the extent required pending appeal, after the date such judgments become non-appealable;

(h) except as permitted by this Indenture, the Subsidiary Guarantee of any Guarantor shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect and such failure shall not be cured within 10 days, or any Guarantor or any Persons acting on behalf of such Guarantor shall deny or disaffirm its obligations under its Subsidiary Guarantee (other than by reason of release of any such Guarantor from its Subsidiary Guarantee in accordance with this Indenture); and

(i) the Corporation or any of its Subsidiaries pursuant to or within the meaning of any Bankruptcy Law:

(i) commences a voluntary case or proceeding;

(ii) applies for or consents to the entry of an order for relief against it in an involuntary case or proceeding;

(iii) applies for or consents to the appointment of a Custodian of it or for all or substantially all of its assets; or

(iv) makes a general assignment for the benefit of its creditors; or

(j) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(i) is for relief against the Corporation or any of its Subsidiaries as debtor in an involuntary case or proceeding;

(ii) appoints a Custodian of the Corporation or any of its Subsidiaries or a Custodian for all or substantially all of the assets of the Corporation or any of its Subsidiaries; or

(iii) orders the liquidation of the Corporation or any of its Subsidiaries,

and the order or decree remains unstayed and in effect for 60 consecutive days and, in the case of the insolvency of a Restricted Subsidiary, such Restricted Subsidiary remains a Restricted Subsidiary on such 60th day.

6.2 Acceleration of Maturity; Rescission, Annulment and Waiver

(a) In the case of an Event of Default under Sections 6.1(i) or 6.1(j) with respect to the Corporation or any of its Restricted Subsidiaries, all outstanding Notes will become immediately due and payable without further action or notice. If any other Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes may declare (an “acceleration declaration”) all the Notes to be due and payable immediately by notice in writing to the Corporation and (if given by the Holders) to the Trustee specifying the Event of Default. Upon such acceleration declaration, the aggregate principal amount of and accrued and unpaid interest on the outstanding Notes shall become immediately due and payable; provided, however, that after such acceleration, the Holders of a majority in aggregate principal amount of the Notes then outstanding may rescind and annul such acceleration if: (a) all existing Events of Defaults, other than the non-payment of the principal of, interest and premium (if any) on the Notes that have become due solely by the acceleration declaration, have been cured or waived; and (b) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction.

(b) The Trustee may withhold from Holders of the Notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal or interest.

(c) The Holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the Trustee may on behalf of the Holders of all of the Notes waive any existing Default or Event of Default and its consequences under this Indenture except a continuing Default or Event of Default in the payment of interest or premium (if any) on, or the principal of, the Notes.

6.3 Collection of Indebtedness and Suits for Enforcement by Trustee

(a) The Corporation covenants that if:

(i) Default is made in the payment of any instalment of interest on any Note when such interest becomes due and payable and such default continues for a period of 30 days; or

(ii) Default is made in the payment of the principal of or premium (if any) on any Note at Maturity thereof and such default continues for a period of three Business Days,

the Corporation will, upon demand of the Trustee, acting on the instructions of the Majority Holders, pay to the Trustee for the benefit of the Holders, the whole amount then due and payable on such Notes for principal and premium (if any) and interest, and interest on any overdue principal and premium (if any) and, to the extent that payment of such interest shall be legally enforceable, upon any overdue instalment of interest, at the rate borne by the Notes, and, in addition thereto, such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and Counsel.

(b) If the Corporation fails to pay such amounts forthwith upon such demand, the Trustee, in its own name as trustee of an express trust, may institute a judicial proceeding for the collection of the sums so due and unpaid, may prosecute such proceeding to judgment or final decree and may enforce the same against the Corporation or any other obligor (including the Guarantors, if any) upon the Notes and collect the moneys adjudged or decreed to be payable in the manner provided by law out of the property of the Corporation or any other obligor upon the Notes, wherever situated.

(c) If an Event of Default occurs and is continuing, the Trustee may, acting on the instructions of the Majority Holders, proceed to protect and enforce its rights and the rights of the Holders by such appropriate judicial proceedings most effective to protect and enforce any such rights, whether for the specific enforcement of any covenant or agreement in this Indenture or in aid of the exercise of any power granted herein, or to enforce any other proper remedy.

6.4 Trustee May File Proofs of Claim

(a) In case of any pending receivership, insolvency, liquidation, bankruptcy, reorganization, arrangement, adjustment, composition or other judicial proceeding relative to the Corporation and its debts or any other obligor upon the Notes (including the Guarantors), and their debts or the properties or assets of the Corporation or of such other obligor or their creditors, the Trustee, acting on the instructions of the Majority Holders (irrespective of whether the principal of the Notes shall then be due and payable as therein expressed or by declaration or otherwise and irrespective of whether the Trustee shall have made any demand on the Corporation for the payment of overdue principal and premium (if any) or interest), shall be entitled and empowered, by intervention in such proceeding or otherwise:

(i) to file and prove a claim for the whole amount of principal and premium (if any) and interest owing and unpaid in respect of the Notes and to file such other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and Counsel) and of the Holders allowed in such judicial proceeding; and

(ii) to collect and receive any moneys or other securities or property payable or deliverable upon the conversion or exchange of such securities or upon any such claims and to distribute the same,

and any Custodian, receiver, assignee, trustee, liquidator, sequestrator or similar official in any such judicial proceeding is hereby authorized by each Holder to make such payments to the Trustee and, in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay the Trustee any amount due to it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and Counsel, and any other amounts due to the Trustee hereunder.

(b) Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Notes or the rights of any Holder thereof, or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding.

6.5 Trustee May Enforce Claims Without Possession of Notes

All rights of action and claims under this Indenture or the Notes may be prosecuted and enforced by the Trustee without the possession of any of the Notes or the production thereof in any proceeding relating thereto, and any such proceeding instituted by the Trustee shall be brought in its own name as trustee of an express trust, and any recovery of judgment shall, after provision for the payment of the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and Counsel, be for the rateable benefit of the Holders of the Notes in respect of which such judgment has been recovered.

6.6 Application of Monies by Trustee

Except as herein otherwise expressly provided, any money collected by the Trustee pursuant to this Article 6 shall be applied in the following order, at the date or dates fixed by the Trustee and, in case of the distribution of such money on account of principal, premium (if any) or interest, upon presentation of the Notes and the notation thereon (or in the case of uncertificated Notes, in accordance with the Trustee’s Internal Procedures) of the payment if only partially paid and upon surrender thereof if fully paid:

(a) first, in payment or in reimbursement to the Trustee of its reasonable compensation, fees, costs, charges, expenses, borrowings, advances or other monies furnished or provided by the Trustee in or about the execution of its trusts under, or otherwise in relation to, this Indenture, including indemnities in favour of the Trustee under this Indenture;

(b) second, but subject as hereinafter in this Section 6.6 provided, in payment, rateably and proportionately to the Holders, of the principal of, premium (if any) on, accrued and unpaid interest on and interest on amounts in default on the Notes which shall then be outstanding in the priority of principal first and then premium and then accrued and unpaid interest and then interest on amounts in default unless otherwise directed by the Majority Holders and in that case in such order or priority as between principal, premium and interest as may be directed by such resolution; and

(c) third, in payment of the surplus, if any, of such monies to the Corporation or its assigns and/or the Guarantors, as the case may be;

provided, however, that no payment shall be made pursuant to Section 6.6(b) above in respect of the principal, premium or interest on any Notes held, directly or indirectly, by or for the benefit of the Corporation or any Subsidiary of the Corporation (other than any Notes pledged for value and in good faith to a Person other than the Corporation or any Subsidiary of the Corporation but only to the extent of such Person’s interest therein), except subject to the prior payment in full of the principal, premium (if any) and interest on all Notes which are not so held.

6.7 No Suits by Holders

Except to enforce payment of the principal of, and premium (if any) or interest on any Note on or after the Stated Maturity of such payment (after giving effect to the grace periods specified in Section 6.1(a)), a Holder will not have any right to institute any proceeding with respect to this Indenture, or for the appointment of a liquidator, trustee or receiver or for a receiving order under any Bankruptcy Laws or to have the Corporation or any Guarantor wound up or to file or prove a claim in any liquidation or bankruptcy proceeding or for any other remedy hereunder, unless, unless:

(a) the Holders of at least 25% in aggregate principal amount of outstanding Notes provide written notice to the Trustee of a continuing Event of Default and make a written request to the Trustee to pursue such remedy;

(b) the Trustee has been offered indemnity satisfactory to it in its reasonable judgment;

(c) the Trustee shall have failed to act for a period of 60 days after having received (a) and (b) above; and

(d) during such 60 day period, the Trustee has not received from the Holders of a majority in aggregate principal amount of the Notes then outstanding a direction inconsistent with such request.

it being understood and intended that no one or more Holders shall have any right in any manner whatever by virtue of, or by availing of, any provision of this Indenture to affect, disturb or prejudice the rights of any other Holders, or to obtain or to seek to obtain priority or preference over any other Holders or to enforce any right under this Indenture, except in the manner herein provided and for the equal and rateable benefit of all the Holders.

6.8 Unconditional Right of Holders to Receive Principal, Premium and Interest

Notwithstanding any other provision in this Indenture, a Holder shall have the right, which is absolute and unconditional, to receive payment, as provided herein, of the principal of, premium (if any) and interest on the Notes held by such Holder on the applicable Maturity and to institute suit for the enforcement of any such payment, and such rights shall not be impaired without the consent of such Holder.

6.9 Restoration of Rights and Remedies

If the Trustee, acting on the instructions of the Majority Holders, or any Holder has instituted any proceeding to enforce any right or remedy under this Indenture and such proceeding has been discontinued

or abandoned for any reason, or has been determined adversely to the Trustee or to such Holder, then and in every such case, subject to any determination in such proceeding, the Corporation, the Guarantors (if any), the Trustee and the Holders shall be restored severally and respectively to their former positions hereunder and thereafter all rights and remedies of the Trustee and the Holders shall continue as though no such proceeding had been instituted.

6.10 Rights and Remedies Cumulative

Except as otherwise expressly provided herein, no right or remedy herein conferred upon or reserved to the Trustee or to the Holders is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

6.11 Delay or Omission Not Waiver

No delay or omission of the Trustee or of any Holder to exercise any right or remedy accruing upon any Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein. Every right and remedy given by this Article 6 or by law to the Trustee or to the Holders may be exercised from time to time, and as often as may be deemed expedient, by the Trustee or by the Holders, as the case may be.

6.12 Control by Holders

Subject to Section 10.3, the Holders of a majority in principal amount of the then outstanding Notes shall have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, provided that:

(a) such direction shall not be in conflict with any rule of law or with this Indenture;

(b) the Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction; and

(c) the Trustee shall have the right to not take any action which might involve it in personal liability or be unjustly prejudicial to the Holders not consenting.

6.13 Notice of Event of Default

If an Event of Default shall occur and be continuing the Trustee shall, within 30 days after it receives written notice of the occurrence of such Event of Default, give notice of such Event of Default to the Holders in the manner provided in Section 13.2; provided that, notwithstanding the foregoing, unless the Trustee shall have been requested to do so by the Holders of at least 25% of the principal amount of the Notes then outstanding, the Trustee shall not be required to give such notice to the Holders if the Trustee in good faith shall have determined that the withholding of such notice is in the best interests of the Holders and shall have so advised the Corporation in writing. Notwithstanding the foregoing, notice relating to a Default or Event of Default relating to the payment of principal or interest shall not in any circumstances be withheld.

6.14 Waiver of Stay or Extension Laws

The Corporation covenants (to the extent that it may lawfully do so) that it will not at any time insist upon, or plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay or extension law wherever enacted, now or at any time hereafter in force, which may affect the covenants or the performance of this Indenture; and the Corporation (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law and covenants that it will not hinder, delay or impede the execution of any power herein granted to the Trustee, but will suffer and permit the execution of every such power as though no such law had been enacted.

6.15 Undertaking for Costs

All parties to this Indenture agree, and each Holder of any Note by such Holder’s acceptance thereof shall be deemed to have agreed, that any court may in its discretion require, in any suit for the enforcement of any right or remedy under this Indenture, or in any suit against the Trustee for any action taken, suffered or omitted by it as Trustee, the filing by any party litigant in such suit of an undertaking to pay the costs of such suit, and that such court may in its discretion assess reasonable costs, including reasonable attorney’s fees, against any party litigant in such suit, having due regard to the merits and good faith of the claims or defenses made by such party litigant.

6.16 Judgment Against the Corporation

The Corporation covenants and agrees with the Trustee that, in case of any judicial or other proceedings to enforce the rights of the Holders, judgment may be rendered against it in favour of the Holders or in favour of the Trustee, as trustee for the Holders, for any amount which may remain due in respect of the Notes and premium (if any) and the interest thereon and any other monies owing hereunder.

6.17 No Personal Liability of Directors, Officers, Employees and Shareholders

No past, present or future director, officer, employee, incorporator or shareholder of the Corporation or any Guarantor, as such, will have any liability for any obligations of the Corporation or any Guarantor under the Notes, this Indenture or the Subsidiary Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes.

6.18 Trustee May Demand Production of Notes

The Trustee shall have the right to demand production of certificated Notes in respect of which any payment of principal, premium (if any) or interest required by this Article 6 is made and may cause to be endorsed on the same a memorandum of the amount so paid and the date of payment, but the Trustee may, in its discretion, dispense with such production and endorsement.

Article 7
DISCHARGE AND DEFEASANCE

7.1 Satisfaction and Discharge

This Indenture will cease to be of further effect as to all Notes issued thereunder, when:

(a) either:

(i) all Notes that have been authenticated, except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has been deposited in trust and thereafter repaid to the Corporation, have been delivered to the Trustee for cancellation; or

(ii) all Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the mailing of an unconditional notice of redemption or otherwise or will become due and payable within one year and the Corporation has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in Canadian dollars, Canadian Government Obligations, or a combination of cash in Canadian dollars and

Canadian Government Obligations, in amounts as will be sufficient to pay and discharge the principal, premium, if any, and accrued interest to the date of maturity or redemption;

(b) no Default or Event of Default has occurred and is continuing on the date of the deposit or will occur as a result of the deposit other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Corporation or any of its Restricted Subsidiaries is a party or by which the Corporation or any of its Restricted Subsidiaries is bound;

(c) the Corporation or any Guarantor has paid or caused to be paid all sums payable by the Corporation under this Indenture; and

(d) the Corporation has delivered irrevocable instructions to the Trustee under this Indenture to apply the deposited money toward the payment of the Notes at maturity or the redemption date, as the case may be.

Notwithstanding the satisfaction and discharge of this Indenture, if money has been deposited with the Trustee pursuant to Section 7.1(a)(ii), the provisions of Sections 7.7 and 7.8 will survive.

7.2 Option to Effect Legal Defeasance or Covenant Defeasance

The Corporation may, at the option of the Board of Directors of the Corporation evidenced by a Board Resolution, at any time, elect to have either Section 7.3 or 7.4 applied to all outstanding Notes and all obligations of any Guarantors upon compliance with the conditions set forth in this Article 7.

7.3 Legal Defeasance and Discharge

Upon the Corporation’s exercise under Section 7.2 of the option applicable to this Section 7.3 in respect of the Notes, subject to the satisfaction of the conditions set forth in Section 7.5, be deemed to have been discharged from their Obligations under this Indenture and Subsidiary Guarantees, other than the provisions contemplated to survive as set forth below, with respect to all outstanding Notes on the date the conditions set forth below are satisfied (hereinafter, “Legal Defeasance”). For this purpose, Legal Defeasance means that the Corporation and the Guarantors shall be deemed to have paid and discharged the entire obligations represented by the Notes and the Subsidiary Guarantees, and this Indenture shall cease to be of further effect as to all outstanding Notes and Subsidiary Guarantees, which shall thereafter be deemed to be “outstanding” only for the purposes of Sections 7.6 and 7.8 and the other Sections of this Indenture referred to in Section 7.3(a) through to Section 7.3(d), and to have satisfied all their other obligations under such Notes and, to the extent applicable to such Notes, this Indenture and the Subsidiary Guarantees (and the Trustee, on demand of and at the expense of the Corporation, shall execute proper instruments acknowledging the same), except for the following provisions which shall survive until otherwise terminated or discharged hereunder:

(a) rights of Holders of outstanding Notes to receive payments in respect of the principal of and premium, if any, and interest on such Notes when such payments are due from the trust funds referred to in Section 7.6;

(b) the Corporation’s obligations under Sections 2.10, 2.11 and 2.14;

(c) the rights, powers, trust, duties, and immunities of the Trustee, and the obligations of the Corporation and the Guarantors in connection therewith under Article 10; and

(d) this Section 7.3.

Subject to compliance with Section 7.2, the Corporation may exercise its option under this Section 7.3 notwithstanding the prior exercise of its option under Section 7.4.

7.4 Covenant Defeasance

Upon the Corporation’s exercise under Section 7.2 of the option applicable to this Section 7.4, the Corporation and each of the Guarantors shall, subject to the satisfaction of the conditions set forth in Section 7.5, be released from each of their obligations under the covenants contained in Sections 5.6, 5.7, 5.8, 5.10, 5.11(a), 5.12, 5.13, 5.14, 5.15 and 9.1(a)(iv) (collectively, the “Defeased Covenants”) with respect to the outstanding Notes on and after the date the conditions set forth in Section 7.5 are satisfied (hereinafter, “Covenant Defeasance”), and such Notes shall thereafter be deemed not “outstanding” for the purposes of any direction, waiver, consent or declaration or act of Holders thereof (and the consequences of any thereof) in connection with the Defeased Covenants, but shall continue to be deemed “outstanding” for all other purposes hereunder (it being understood that such Notes shall not be deemed outstanding for accounting purposes). For this purpose, Covenant Defeasance means that, with respect to the outstanding Notes, the Corporation and the Guarantors may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in any Defeased Covenant, whether directly or indirectly, by reason of any reference elsewhere herein to any such covenant or by reason of any reference in any such covenant to any other provision herein or in any other document and such omission to comply shall not constitute a Default or an Event of Default hereunder, but, except as specified above, the remainder of this Indenture, such Notes and the obligations of the Guarantors under their respective Subsidiary Guarantees shall be unaffected thereby. In addition, upon the Corporation’s exercise under Section 7.2 of the option applicable to this Section 7.4, and subject to the satisfaction of the conditions set forth in Section 7.5, payment of the Notes may not be accelerated because of an Event of Default specified in Sections 6.1(c), 6.1(d), 6.1(e), 6.1(g) and 6.1(h).

7.5 Conditions to Legal or Covenant Defeasance

(a) In order to exercise either Legal Defeasance under Section 7.3 or Covenant Defeasance under Section 7.4:

(i) the Corporation must irrevocably deposit with the Trustee, as trust funds, in trust solely for the benefit of the Holders, cash in Canadian dollars, non-callable Canadian Government Obligations or a combination thereof, in such amounts as will be sufficient (without consideration of any reinvestment of interest) in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants selected by the Corporation and delivered to the Trustee, to pay the principal of and interest on the outstanding Notes on the stated date for payment thereof or on the applicable redemption date, as the case may be;

(ii) the Corporation shall have delivered to the Trustee an opinion of counsel acceptable to the Trustee, in its reasonable judgment, or an advance tax ruling from the Canada Revenue Agency (or successor agency) to the effect that the beneficial owners of outstanding Notes will not recognize income, gain, or loss for Canadian federal, provincial or territorial income tax purposes as a result of such Legal Defeasance or Covenant Defeasance, as applicable, and will be subject to Canadian federal, provincial or territorial income tax on the same amounts, in the same manner, and at the same times as would have been the case if such Legal Defeasance or Covenant Defeasance, as applicable, had not occurred;

(iii) no Default shall have occurred and be continuing, either (a) on the date of such deposit (other than a Default resulting from the borrowing of funds to be applied to such deposit and the grant of any Lien securing such borrowings) or (b) insofar as Defaults from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit;

(iv) the Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under any other material agreement or instrument to which the Corporation or any of its Subsidiaries is a party or by which the Corporation or any of its Subsidiaries is bound;

(v) the Corporation shall have delivered to the Trustee an Officer’s Certificate stating that, at the time of the deposit, the Corporation was not an “insolvent person” (as defined in the Bankruptcy and Insolvency Act (Canada)) and that the deposit was not made by it with the intent of preferring the Holders over any other of its creditors or with the intent of defeating, hindering, delaying or defrauding any other of its creditors or others;

(vi) if the Notes are to be redeemed prior to their Stated Maturity, the Corporation must deliver to the Trustee irrevocable instructions to redeem all of the Notes on the specified redemption date; and

(vii) the Corporation shall have delivered to the Trustee an Officer’s Certificate stating that the conditions precedent provided for in clauses (i) through (vi) have been complied with.

(b) If the funds deposited with the Trustee to effect Covenant Defeasance are insufficient to pay the principal of and interest on the Notes when due, then the Corporation’s obligations and the obligations of the Guarantors under this Indenture and the respective Subsidiary Guarantees will be revived and no such defeasance will be deemed to have occurred.

7.6 Application of Trust Funds

(a) Subject to Section 7.7, any funds deposited with the Trustee pursuant to Section 7.1 or 7.5 in respect of Notes shall be (i) denominated in the currency or denomination of the Notes in respect of which such deposit is made, (ii) irrevocable, subject to certain exceptions, and (iii) made under the terms of an escrow and/or trust agreement in form and substance satisfactory to the Trustee and which provides for the due and punctual payment of the principal of, premium, if any, and interest (having regard to the then applicable interest rate) on the Notes being satisfied.

(b) If the Trustee or Paying Agent is unable to apply any funds in accordance with Section 7.1 or 7.5 by reason of any legal proceeding or any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Corporation’s and the Guarantors’ obligations under this Indenture and the affected Notes shall be revived and reinstated as though no funds had been deposited pursuant to Section 7.1 or 7.5, as applicable, until such time as the Trustee is permitted to apply all such funds in accordance with such provisions; provided that if the Corporation or any Guarantor has made any payment in respect of principal of, premium (if any) or interest on any Notes or, as applicable, other amounts because of the reinstatement of its obligations, the Corporation and such Guarantor, as applicable, shall be subrogated to the rights of the Holders of such Notes to receive such payment from the funds held by the Trustee.

7.7 Repayment to the Corporation

Notwithstanding anything in this Article 7 to the contrary, the Trustee will deliver or pay to the Corporation from time to time upon the request of the Corporation any funds held by it as provided in Section 7.1 or 7.5 which, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, are in excess of the amount thereof that would then be required to be deposited to fully satisfy the obligations of the Corporation under Section 7.1(a)(i) or to effect an equivalent Legal Defeasance or Covenant Defeasance, as the case may be.

7.8 Continuance of Rights, Duties and Obligations

Where trust funds or trust property have been deposited pursuant to Section 7.1 or 7.5, the Holders and the Corporation shall continue to have and be subject to their respective rights, duties and obligations under Article 7 and Article 4. In the event that after the deposit of trust funds or trust property pursuant to Section 7.1 or 7.5, the Corporation is required to make an offer to purchase any outstanding Notes pursuant to the terms hereof, the Corporation shall be entitled to use any trust funds or trust property deposited with the Trustee pursuant to Section 7.1 or 7.5 for the purpose of paying to any Holders of such Notes who have accepted any such offer of the total offer price payable in respect of an offer relating to any such Notes. Upon receipt of a Corporation Order, the Trustee shall be entitled to pay to such Holder from such trust funds or trust property deposited with the Trustee pursuant to Section 7.1 or 7.5 in respect of such Notes which is applicable to the Notes held by such Holders who have accepted any such offer of the Corporation (which amount shall be based on the applicable principal amount of the Notes held by accepting offerees in relation to the aggregate outstanding principal amount of all the Notes).

Article 8
MEETINGS OF HOLDERS

8.1 Purpose, Effect and Convention of Meetings

(a) Wherever in this Indenture a consent, waiver, notice, authorization or resolution of the Holders (or any of them) is required, a meeting may be convened in accordance with this Article 8 to consider and resolve whether such consent, waiver, notice, authorization or resolution should be approved by such Holders. A resolution passed by the affirmative votes of the Holders of at least a majority of the outstanding principal amount of the Notes represented and voting on a poll at a meeting of Holders duly convened for the purpose and held in accordance with the provisions of this Indenture shall constitute conclusively such consent, waiver, notice, authorization or resolution; provided that with respect to any of the matters in Section 11.2, such resolution must be passed by the affirmative vote of each affected Holder.

(b) At any time and from time to time, the Trustee may and, on receipt of a Corporation Order or a Holders’ Request and upon being indemnified and funded for the costs thereof to the reasonable satisfaction of the Trustee by the Corporation or the Holders signing such Holders’ Request, will convene a meeting of all Holders.

(c) If the Trustee fails to convene a meeting after being duly requested as aforesaid (and indemnified and funded as aforesaid), the Corporation or such Holders may themselves convene such meeting and the notice calling such meeting may be signed by such Person as the Corporation or those Holders designate, as applicable. Every such meeting will be held in Calgary, Alberta or by electronic means such that the meeting is held entirely or partially virtually or at such other place as the Trustee may in any case determine or approve.

8.2 Notice of Meetings

Not more than 60 days’ nor less than 21 days’ notice of any meeting of the Holders shall be given to the Holders, in the manner provided in Section 13.2 and a copy of such notice shall be provided to the Trustee, unless the meeting has been called by it, and to the Corporation, unless such meeting has been called by it. Such notice shall state the time when and the place where the meeting is to be held and shall state briefly the general nature of the business to be transacted thereat and it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article 8. The accidental omission to give notice of a meeting to any Holder shall not invalidate any resolution passed at any such meeting. A Holder may waive notice of a meeting either before or after the meeting.

8.3 Chair

Some individual, who need not be a Holder, nominated in writing by the Trustee shall be chair of the meeting and if no individual is so nominated, or if the individual so nominated is not present within 15 minutes from the time fixed for the holding of the meeting, the majority of the Holders present in person or by proxy shall choose some individual present to be chair.

8.4 Quorum

Subject to this Indenture, at any meeting of the Holders a quorum shall consist of Holders present in person or by proxy and representing at least 25% of the principal amount of the then outstanding Notes. If a quorum of the Holders shall not be present within 30 minutes from the time fixed for holding any meeting, the meeting, if convened by the Holders or pursuant to a Holders’ Request, shall be dissolved, but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day in which case it shall be adjourned to the next following Business Day thereafter) at the same time and place and no notice shall be required to be given in respect of such adjourned meeting. At the adjourned meeting, the Holders present in person or by proxy shall constitute a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not represent 25% of the principal amount of the then outstanding Notes. Any business may be brought before or dealt with at an adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same. No business shall be transacted at any meeting unless the required quorum be present at the commencement of business.

8.5 Power to Adjourn

The chair of any meeting at which the requisite quorum of the Holders is present may, with the consent of the majority of the Holders (having regard to the principal amount of the then outstanding Notes) represented thereat, adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

8.6 Voting

On a poll each Holder present in person or represented by a duly appointed proxy shall be entitled to one vote in respect of each $1,000 principal amount of the Notes of which it is the Holder. A proxyholder need not be a Holder. In the case of joint registered Holders of a Note, any one of them present in person or by proxy at the meeting may vote in the absence of the other or others, but in case more than one of them is present in person or by proxy, they shall vote together in respect of the Notes of which they are joint Holders.

8.7 Poll

A poll will be taken on every resolution submitted for approval at a meeting of Holders, in such manner as the chair directs, and the results of such polls shall be binding on all Holders.

8.8 Proxies

A Holder may vote at any meeting of Holders by an authorized representative. The Corporation (in case it convenes the meeting) or the Trustee (in any other case) for the purpose of enabling the Holders to be present and vote at any meeting without producing their Notes, and for enabling them to be present and vote at any such meeting by proxy and for depositing instruments appointing such proxies at some place other than the place where the meeting is to be held, may from time to time make and vary such regulations as it shall think fit providing for and governing any or all of the following matters:

(a) the form of the instrument appointing a proxy, which shall be in writing, and the manner in which the same shall be executed and the production of the authority of any individual signing on behalf of a Holder;

(b) the deposit of instruments appointing proxies at such place as the Trustee, the Corporation or the Holder convening the meeting, as the case may be, may, in the notice convening the meeting, direct and the time, if any, before the holding of the meeting or any adjournment thereof by which the same must be deposited; and

(c) the deposit of instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed, faxed or sent by other electronic means before the meeting to the Corporation or to the Trustee at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting.

Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only Persons who shall be recognized at any meeting as the Holders of any Notes, or as entitled to vote or be present at the meeting in respect thereof, shall be Holders and Persons whom Holders have by instrument in writing duly appointed as their proxies.

8.9 Persons Entitled to Attend Meetings

The Corporation and the Trustee, by their respective directors, officers and employees and the respective legal advisors of the Corporation, the Trustee or any Holder may attend any meeting of the Holders, but shall have no vote as such.

8.10 Powers Cumulative

Any one or more of the powers in this Indenture stated to be exercisable by the Holders by resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers from time to time shall not be deemed to exhaust the rights of the Holders to exercise the same or any other such power or powers thereafter from time to time. No powers exercisable by resolution will derogate in any way from the rights of the Corporation pursuant to this Indenture.

8.11 Minutes

Minutes of all resolutions and proceedings at every meeting as aforesaid shall be made and duly entered in books to be from time to time provided for that purpose by the Corporation at the expense of the Corporation, and any such minutes as aforesaid, if signed by the chair of the meeting at which such resolutions were passed or proceedings had, or by the chair of the next succeeding meeting of the Holders, shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting, in respect of the proceedings of which minutes shall have been made, shall be deemed to have been duly held and convened, and all resolutions passed thereat or proceedings taken thereat to have been duly passed and taken. Notice of any resolution passed in accordance with this Section 8.11 will be given by the Trustee to the affected Holders within 30 days of the date on which such resolution was passed.

8.12 Instruments in Writing

Any consent, waiver, notice, authorization or resolution of the Holders which may be given by resolution at a meeting of the Holders pursuant to this Article 8 may also be given by the Holders of a majority of the aggregate principal amount of the Notes then outstanding by a signed instrument in one or more counterparts or in accordance with the procedures of the Depository; provided that with respect to any of the matters in Section 11.2, such consent, waiver, notice, authorization or resolution must be given by each Holder affected.

8.13 Binding Effect of Resolutions

Every resolution passed in accordance with the provisions of this Article 8 at a meeting of Holders shall be binding upon all the Holders, and every instrument in writing signed by Holders pursuant to Section 8.12 and every consent, waiver, notice, authorization or resolution otherwise provided in accordance with the procedures of the Depository pursuant to Section 8.12 shall be binding upon all the Holders, and each and every Holder and the Trustee (subject to the provisions for their indemnity herein contained) shall, subject to applicable law, be bound to give effect accordingly to every such resolution, instrument in writing or consent, waiver, notice, authorization or resolution provided in accordance with the procedures of the Depository.

8.14 Evidence of Rights of Holders

Any request, direction, notice, consent or other instrument which this Indenture may require or permit to be signed by the Holders may be in any number of concurrent instruments of similar tenor signed by such Holders; provided, however, that the Trustee may require proof of execution in cases where it deems proof desirable and may accept such proof as it shall consider proper.

Article 9
AMALGAMATION, CONSOLIDATION, MERGER OR SALE OF ASSETS

9.1 Amalgamation, Consolidation, Merger or Sale of Substantially All Assets

(a) The Corporation may not, directly or indirectly: (1) amalgamate, consolidate or merge with or into another Person (whether or not the Corporation is the surviving corporation); or (2) sell, assign, transfer, convey, lease or otherwise dispose of all or substantially all of the properties or assets of the Corporation and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person; unless:

(i) either (a) the Corporation is the surviving (or in the case of an amalgamation, continuing) corporation; or (b) the Person formed by or surviving any such amalgamation, consolidation or merger (if other than the Corporation) or to which such sale, assignment, transfer, conveyance, lease or other disposition has been made (if other than the Corporation) (in each case, the “Successor Person”) is a Person organized or existing under the laws of Canada or any province or territory thereof, the United States, any state of the United States or the District of Columbia;

(ii) the Successor Person (if other than the Corporation) assumes all the obligations of the Corporation under the Notes and this Indenture either by operation of law or pursuant to an assumption agreement reasonably satisfactory to the Trustee;

(iii) immediately after such transaction, and giving pro forma effect to any related financing transactions, no Default or Event of Default exists;

(iv) subject to Section 9.1(b), either (A) the Corporation or the Successor Person (if other than the Corporation) would, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in Section 5.11(a), or (B) the Fixed Charge Coverage Ratio on the date of such transaction after giving pro forma effect thereto and the related financing transactions would be equal to or greater than the Fixed Charge Coverage Ratio immediately prior to such transaction; and

(v) subject to Section 9.1(b), the Corporation has delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such amalgamation, consolidation, merger, conveyance, lease or transfer complies with this covenant and that all conditions precedent contained in this Indenture relating to such transaction have been complied with.

(b) Sections 9.1(a)(iv) and (v) will not apply to an amalgamation, consolidation, merger, sale, assignment, transfer, lease, conveyance or other disposition of assets between or among the Corporation and any of its Wholly Owned Restricted Subsidiaries.

(c) Upon the assumption by a Successor Person (other than the Corporation) of the obligations of the Corporation under this Indenture and the Notes in the manner described above, the Corporation shall (other than in the case of a lease of all or substantially all of the properties and assets of it and its Restricted Subsidiaries taken as a whole) be released from such obligations.

(d) A Guarantor may not (1) amalgamate, consolidate or merge with or into another Person (whether or not such Guarantor is the surviving Person); or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of its properties or assets, in one or more related transactions, to another Person, unless:

(i) immediately after giving effect to that transaction, no Default or Event of Default exists; and

(ii) either:

(A) the Person acquiring the property in any such sale, assignment, transfer, conveyance, lease or disposition or the Person formed by or surviving any such amalgamation, consolidation or merger assumes all the Obligations of that Guarantor under this Indenture and its Subsidiary Guarantee, either by operation of law or pursuant to an assumption agreement reasonably satisfactory to the Trustee; or

(B) the Net Proceeds of such sale, assignment, transfer, conveyance, lease or other disposition are applied in accordance with Section 5.14.

(iii) except in the case of any amalgamation, consolidation, merger, sale, assignment, transfer, lease, conveyance or other disposition of assets between or among the Corporation and any Guarantor, the Corporation has delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such amalgamation, consolidation, merger, conveyance, transfer or lease and, if an assumption agreement is required in connection with such transaction, such assumption agreement, complies with this Article 9 and that all conditions precedent contained in this Indenture relating to such transaction have been complied with.

Article 10
CONCERNING THE TRUSTEE

10.1 No Conflict of Interest

The Trustee represents to the Corporation that at the date of execution and delivery by it of this Indenture to the best of its knowledge and belief there exists no material conflict of interest in the role of the Trustee as a fiduciary hereunder but if, notwithstanding the provisions of this Section 10.1, such a material conflict of interest exists, or hereafter arises, the validity and enforceability of this Indenture and the Notes shall not be affected in any manner whatsoever by reason only that such material conflict of interest exists or arises.

10.2 Replacement of Trustee

(a) Subject to this Article 10, the Trustee may resign its trust and be discharged from all further duties and liabilities hereunder by giving to the Corporation 60 days’ notice in writing or such shorter notice as the Corporation may accept as sufficient. If at any time a material conflict of interest exists in the Trustee’s role as a fiduciary hereunder the Trustee shall, within 90 days after ascertaining that such a material conflict of interest exists, either eliminate such material conflict of interest, apply to the Court of Queen’s Bench (Alberta) for and obtain therefrom permission to continue as Trustee hereunder, or resign in the manner and with the effect specified in this Section 10.2. The validity and enforceability of this Indenture and of the Notes issued hereunder shall not be affected in any manner whatsoever by reason only that such a material conflict of interest exists. In the event of the Trustee resigning or being removed or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Corporation shall forthwith appoint a new Trustee unless a new Trustee has already been appointed by the Holders in accordance with the provisions hereof. Failing such appointment by the Corporation, the retiring Trustee or any Holder may apply to a Judge of the Court of Queen’s Bench (Alberta), on such notice as such Judge may direct, and at the Corporation’s expense, for the appointment of a new Trustee, but any new Trustee so appointed by the Corporation or by the Court shall be subject to removal as aforesaid by the Holders and the appointment of such new Trustee shall be effective only upon such new Trustee becoming bound by this Indenture. Any new Trustee appointed under any provision of this Section 10.2 shall be a corporation authorized to carry on the business of a trust company in all of the Provinces of Canada. On any new appointment the new Trustee shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Trustee. No resignation or removal of the Trustee shall become effective until a successor Trustee is appointed in accordance with this Indenture.

(b) Any entity into which the Trustee may be merged or with or to which it may be consolidated, amalgamated or sold, or any entity resulting from any merger, consolidation, sale or amalgamation to which the Trustee shall be a party or any entity to which the Trustee shall transfer substantially all of its corporate trust business, shall be the successor Trustee under this Indenture without the execution of any instrument or any further act. Nevertheless, upon the written request of the successor Trustee or of the Corporation, the Trustee ceasing to act shall execute and deliver an instrument assigning and transferring to such successor Trustee, upon the trusts herein expressed, all the rights, powers and trusts of the retiring Trustee so ceasing to act, and the retiring Trustee shall, upon payment of its outstanding fees and expenses payable under this Indenture, duly assign, transfer and deliver all property and money held by such Trustee to the successor Trustee so appointed in its place. Should any deed, conveyance or instrument in writing from the Corporation or any Guarantor be required by any new Trustee for more fully and certainly vesting in and confirming to it such estates, properties, rights, powers and trusts, then any and all such deeds, conveyances and instruments in writing shall on request of said new

Trustee be made, executed, acknowledged and delivered by the Corporation or such Guarantor, as applicable.

10.3 Duties of Trustee

In the exercise of the rights, duties and obligations prescribed or conferred by the terms of this Indenture, including, without limitation, in case an Event of Default occurs and is continuing, the Trustee shall act honestly and in good faith and exercise that degree of care, diligence and skill of a reasonably prudent person in the conduct of its own affairs. Subject to the foregoing, the Trustee will only be liable for its own wilful misconduct, bad faith or gross negligence (as determined by a final, non-appealable order of a court of competent jurisdiction). The Trustee will not be liable for any act or default on the part of any agent employed by it or a co-Trustee, or for having permitted any agent or co-Trustee to receive and retain any money payable to the Trustee, except as aforesaid. The duties, responsibilities and obligations of the Trustee shall be limited to those expressly set forth herein and no duties, responsibilities or obligations shall be inferred or implied against the Trustee, and the Trustee shall have no obligation to recognize nor have any liability or responsibility arising under any other document or agreement to which the Trustee is not a party, notwithstanding that reference thereto may be made herein. The Trustee will be under no obligation to exercise any of its rights or powers under this Indenture at the request of any Holder, unless such Holder has offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense. The Trustee shall have the right to perform any of its duties hereunder through agents, attorneys, custodians or nominees and the rights and privileges set out in this Article 10 shall extend to such agents, attorneys, custodians or nominees. The Trustee shall not be liable for the misconduct or negligence of its agents, attorneys, custodians or nominees appointed with due care.

10.4 Reliance Upon Declarations, Opinions, etc.

(a) In the exercise of its rights, duties and obligations hereunder the Trustee may, if acting in good faith and subject to Section 10.8, conclusively rely, as to the truth of the statements and accuracy of the opinions expressed therein, and shall be protected in acting or refraining from acting, upon any resolutions, statutory declarations, statements, opinions, reports, notices, requests, directions, consents, orders, bonds, debentures, notes, other evidence of indebtedness, certificates or other paper or document believed by the Trustee to be genuine and to have been signed or presented by the proper parties, furnished pursuant to any covenant, condition or requirement of this Indenture or required by the Trustee to be furnished to it in the exercise of its rights and duties hereunder, if the Trustee examines such resolutions, statutory declarations, statements, opinions, reports, notices, requests, directions, consents, orders, bonds, debentures, notes, other evidence of indebtedness, certificates or other paper or document and determines that they comply with Section 10.6, if applicable, and with any other applicable requirements of this Indenture. The Trustee may nevertheless, in its discretion, require further proof in cases where it deems further proof desirable. Without restricting the foregoing, the Trustee may request at any time and act and rely (and shall be protected in so acting and relying) on an Opinion of Counsel (whether requested or not) satisfactory to the Trustee notwithstanding that it is delivered by a solicitor or firm which acts as solicitors for the Corporation. The Trustee shall not be bound to make any investigation into the facts or matters stated in any resolutions, statutory declarations, statements, opinions, reports, notices, requests, directions, consents, orders, bonds, debentures, notes, other evidence of indebtedness, certificates or other paper or document, but the Trustee may make such further inquiry or investigation into such facts or matters as it may see fit, and, if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled to examine the books, records and premises of the Corporation, personally or by agent or attorney at the sole cost of the Corporation and shall incur no liability or additional liability of any kind by reason of such inquiry or investigation. For the avoidance of doubt, the Trustee shall not be liable for any action taken by it in good faith and reasonably believed by it to be within the discretion or powers conferred upon it, or taken by it pursuant to any direction or instruction by which it is governed hereunder, or omitted to be taken by it reason of the lack of direction or instruction required hereby for such action. Unless otherwise specifically provided in this Indenture, any demand, request, direction or notice from the Corporation shall be sufficient if signed by an officer of the Corporation.

(b) The Trustee shall have no obligation to ensure or verify compliance with any applicable laws or regulatory requirements on the issue or transfer of any Notes provided such issue or transfer is effected in accordance with the terms of this Indenture. The Trustee shall be entitled to process all transfers and redemptions upon the presumption that such transfer and redemption is permissible pursuant to all applicable laws and regulatory requirements if such transfer and redemption is effected in accordance with the terms of this Indenture. The Trustee shall have no obligation, other than to confer with the Corporation and its Counsel, to ensure that legends appearing on the Notes comply with regulatory requirements or securities laws of any applicable jurisdiction.

10.5 Limitation of Liability

(a) The Trustee may act and rely conclusively on and shall be fully protected in acting and relying upon the instructions of the Majority Holders. The Trustee shall not be liable for any error of judgment, or for any act done or step taken or omitted by it, in good faith, or for any mistakes of fact or law, or for anything that it may do or refrain from doing in connection herewith except in the case of its willful misconduct, bad faith or grossly negligent performance or omission of its duties. In no event shall the Trustee be liable for special, indirect, punitive or consequential loss or damage of any kind whatsoever (including but not limited to lost profits), even if the Trustee has been advised of the likelihood of such loss or damage and regardless of the form of action.

(b) The Trustee shall not be responsible for the financial condition or business affairs of the Corporation or Guarantors pursuant to any obligations arising under this Indenture, nor shall the Trustee be required to ascertain or inquire as to the performance or observance of any of the terms, conditions, provisions, covenants or agreements of the Corporation or guarantors contained in this Indenture or as to the existence or possible existence of any Default or Event of Default. The Trustee shall not be deemed to have notice of any Default or Event of Default unless a responsible officer of the Trustee has received, at the Corporate Trust Office of the Trustee, written notice of any event which is in fact such a default and such notice references the Notes and this Indenture.

(c) The Trustee shall have no duties or responsibilities except such duties and responsibilities as are specifically set forth in this Indenture and no covenants or obligations shall be read into or implied in this Indenture against the Trustee. In the event of any conflict arising between (i) the provisions of this Indenture to which the Trustee is a party with respect to the duties or responsibilities of the Trustee and (ii) the provisions of any applicable law, the provisions of such applicable law shall prevail. No provision of this Indenture or the Notes shall be deemed to impose any duty or obligation on the Trustee to perform any act or acts, receive or obtain any interest in property or exercise any interest in property, or exercise any right, power, duty or obligation conferred or imposed on it in any jurisdiction in which it shall be illegal, or in which the Trustee shall be unqualified or incompetent due to a change in applicable law, to perform any such act or acts, to receive or obtain any such interest in property or to exercise any such right, power, duty or obligation, or as a result of which the Trustee shall become subject to taxation.

(d) Without limiting the generality of any terms of this section or Article 10 more generally, the Trustee shall have no liability for any delay, failure, inability or unwillingness on the part of the Corporation, a Guarantor or any other applicable Person, to provide and deliver accurate and complete information on a timely basis to the Trustee, or otherwise on the part of any such party to comply with the terms of this Indenture and shall have no liability for any delay, inaccuracy or error in the performance or observance on the Trustee’s part of any of its duties hereunder that is caused by or results from any such inaccurate, incomplete or untimely information received by it, or other failure on the part of any such other party to comply with the terms hereof. The Trustee shall not be liable for failing to perform or delay in performing its specified duties hereunder which results from or is caused by a failure or delay on the part of the Corporation, a Guarantor or any other applicable Person in furnishing necessary, timely and accurate information to the Trustee.

(e) The Trustee shall be under no obligation to exercise or honor any of the rights or powers vested in it by this Indenture, acting on the instructions of the Majority Holders pursuant to this Indenture, unless the Corporation, a Guarantor or any other applicable Person, shall have offered the Trustee security or indemnity reasonably acceptable to the Trustee against costs, expenses and liabilities (including any legal fees) that might reasonably be incurred by it in compliance with such request or direction.

(f) The Trustee shall retain the right not to act and shall not be liable for refusing to act if it is due to a lack of information or instructions or if the Trustee, in its sole judgment, acting reasonably, determines that such act is conflicting with or contrary to the terms of this Indenture or any applicable law or regulation of any jurisdiction or any applicable order or directive of any court, governmental agency or other regulatory body.

(g) The permissive rights of the Trustee enumerated herein shall not be construed as duties.

(h) The Trustee shall not be required to give any bond or surety in respect of the performance of its powers and duties hereunder.

10.6 Evidence and Authority to Trustee, Opinions, etc.

(a) The Corporation shall furnish to the Trustee evidence of compliance with the conditions precedent provided for in this Indenture relating to any action or step required or permitted to be taken by the Corporation or the Trustee under this Indenture or as a result of any obligation imposed under this Indenture, including without limitation, the authentication and delivery of Notes hereunder, the satisfaction and discharge of this Indenture and the taking of any other action to be taken by the Trustee at the request of or on the application of the Corporation, forthwith if and when (x) such evidence is required by any other Section of this Indenture to be furnished to the Trustee in accordance with the terms of this Section 10.6 or (y) the Trustee, in the exercise of its rights and duties under this Indenture, gives the Corporation written notice requiring it to furnish such evidence in relation to any particular action or obligation specified in such notice. Such evidence shall consist of:

(i) an Officer’s Certificate, stating that any such condition precedent has been complied with in accordance with the terms of this Indenture;

(ii) in the case of a condition precedent the satisfaction of which is, by the terms of this Indenture, made subject to review or examination by a solicitor, an Opinion of Counsel that such condition precedent has been complied with in accordance with the terms of this Indenture; and

(iii) in the case of any such condition precedent the satisfaction of which is subject to review or examination by auditors or accountants, an opinion or report of the Corporation’s auditors whom the Trustee for such purposes hereby approves, that such condition precedent has been complied with in accordance with the terms of this Indenture.

(b) Whenever such evidence relates to a matter other than the authentication and delivery of Notes and the satisfaction and discharge of this Indenture, and except as otherwise specifically provided herein, such evidence may consist of a report or opinion of any solicitor, auditor, accountant, engineer or appraiser or any other appraiser or any other individual whose qualifications give authority to a statement made by such individual, provided that if such report or opinion is furnished by a director, officer or employee of the Corporation it shall be in the form of a statutory declaration. Such evidence shall be, so far as appropriate, in accordance with Section 10.6(a).

(c) Each statutory declaration, certificate, opinion or report with respect to compliance with a condition precedent provided for in this Indenture shall include (i) a statement by the individual giving the evidence that he or she has read and is familiar with those provisions of this Indenture relating to the condition precedent in question, (ii) a brief statement of the nature and scope of the examination or investigation upon which the statements or opinions contained in such evidence are based, (iii) a statement that, in the belief of the individual giving such evidence, he or she has made such examination or investigation as is necessary to enable him or her to make the statements or give the opinions contained or expressed therein, and (iv) a statement whether in the opinion of such individual the conditions precedent in question have been complied with or satisfied.

(d) In addition to its obligations under Section 5.5, the Corporation shall furnish or cause to be furnished to the Trustee at any time if the Trustee reasonably so requires, an Officer’s Certificate certifying that the Corporation has complied with all covenants, conditions or other requirements contained in this Indenture, the non-compliance with which would constitute a Default or an Event of Default, or if such is not the case, specifying the covenant, condition or other requirement which has not been complied with and giving particulars of such non-compliance. The Corporation shall, whenever the Trustee so requires, furnish the Trustee with evidence by way of statutory declaration, opinion, report or certificate as specified by the Trustee as to any action or step required or permitted to be taken by the Corporation or as a result of any obligation imposed by this Indenture.

10.7 Officer’s Certificates Evidence

Except as otherwise specifically provided or prescribed by this Indenture, whenever in the administration of the provisions of this Indenture the Trustee shall deem it necessary or desirable that a matter be proved or established prior to taking or omitting any action hereunder, the Trustee, if acting in good faith, may rely upon an Officer’s Certificate.

10.8 Experts and Advisers

Subject to Section 10.4, the Trustee may:

(a) employ or retain and act and rely on the opinion or advice of or information obtained from any solicitor, auditor, valuator, engineer, surveyor, appraiser or other adviser or expert, whether obtained by the Trustee or by the Corporation, or otherwise, and shall not be liable for acting, or refusing to act, in good faith on any such opinion or advice and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid; and

(b) employ such agents and other assistants as it may reasonably require for the proper discharge of its duties hereunder, and may pay reasonable remuneration for all services performed for it (and shall be entitled to receive reasonable remuneration for all services performed by it) in the discharge of the trusts hereof and compensation for all disbursements, costs and expenses made or incurred by it in the discharge of its duties hereunder and in the management of the trusts hereof and any solicitors employed or consulted by the Trustee may, but need not be, solicitors for the Corporation.

10.9 Trustee May Deal in Notes

Subject to Sections 10.1 and 10.3, if the Trustee becomes a creditor of the Corporation or any Guarantor, this Indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Court of Queen’s Bench (Alberta) for permission to continue or resign.

10.10 Investment of Monies Held by Trustee

(a) Unless otherwise provided in this Indenture, any monies held by the Trustee, which, under the trusts of this Indenture may or ought to be invested or which may be on deposit with the Trustee or which may be in the hands of the Trustee, may be invested and reinvested in the name or under the control of the Trustee in any of the securities, accounts, notes certificates and deposits described in the definition of “Cash Equivalents”, and unless and until the Trustee shall have declared the principal of, premium (if any) and interest on the Notes to be due and payable, the Trustee shall so invest such monies only upon receipt of a Corporation Order given no later than 9:00 a.m. (Calgary time) on the day on which the investment is to be made and specifying the specific name of the Cash Equivalent, its CUSIP or ISIN, the amount to be invested and any other information requested by the Trustee. Any such direction received by the Trustee after 9:00 a.m. (Calgary time) or received on a day that is not a Business Day, shall be deemed to have been given prior to 9:00 a.m. (Calgary time) the next Business Day. Pending the investment of any monies as hereinbefore provided, such monies may be deposited in the name of the Trustee in any chartered bank of Canada or any of their Affiliates or, with the consent of the Corporation, in the deposit department of the Trustee or any other loan or trust company authorized to accept deposits under the laws of Canada or any province thereof at the rate of interest, if any, then current on similar deposits. Unless a Corporation Order has been provided in accordance with this Section 10.10(a), any monies held by the Trustee shall remain uninvested and placed in one or more segregated trust accounts to be maintained by the Trustee in the name of the Trustee at any chartered bank in Canada.

(b) Unless and until the Trustee shall have declared the principal of, premium (if any) and interest on any Notes to be due and payable, the Trustee shall pay over to the Corporation all interest received by the Trustee in respect of any investments or deposits made pursuant to a Corporation Order in accordance with the provisions of this Section 10.10.

(c) The amounts held by the Trustee pursuant to this Indenture are the sole risk of the Holder and the Corporation, as the case may be, and, without limiting the generality of the foregoing, the Trustee shall not (i) be held liable to account for any profit or loss of profit to any parties to this Indenture or to any other Person or entity other than at a rate, if any, established from time to time by the Trustee, and (ii) be held responsible or liable for any losses incurred in the investment or sale of any monies or securities.

10.11 Trustee Not Ordinarily Bound

The Trustee shall not be bound to give any notice or take any action or proceeding unless it is required to do so under the terms of this Indenture. The Trustee shall not be deemed to have notice of nor be required to take notice of any Event of Default under this Indenture unless and until the Trustee is notified in writing of such Event of Default by any Holder or the Corporation, which notice will distinctly specify the Event of Default desired to be brought to the attention of the Trustee, or unless a responsible officer of the Trustee has specific knowledge of an Event of Default. In the absence of such notice or knowledge, the Trustee may for all purposes of this Indenture assume that no Event of Default has occurred. Without limiting the foregoing, and except as provided in Section 6.2 and as otherwise specifically provided herein, the Trustee shall not, subject to Section 10.3, be bound to give notice to any Person of the execution hereof, nor to do, observe or perform or see to the observance or performance by the Corporation of any of the obligations herein imposed upon the Corporation or of the covenants on the part of the Corporation herein contained, nor in any way to supervise or interfere with the conduct of the Corporation’s business, unless the Trustee shall have been required to do so in writing by the Holders of not less than 25% of the aggregate principal amount of the Notes then outstanding or by any direction from the Majority Holders, as applicable, in accordance with the terms of this Indenture, and then only after it shall have been funded and indemnified to its satisfaction against all actions, proceedings, claims and demands to which it may render itself liable and all costs, charges, damages and expenses which it may incur by so doing.

10.12 Conditions Precedent to Trustee’s Obligations to Act Hereunder

The obligation of the Trustee to commence or continue any act, action or proceeding for the purpose of enforcing the rights of the Trustee and of the Holders hereunder shall be conditional upon any one or more Holders furnishing when required by notice in writing by the Trustee, notice specifying the act, action or proceeding which the Trustee is requested, directed or authorized to take, sufficient funds to commence or continue such act, action or proceeding and indemnity reasonably satisfactory to the Trustee to protect and hold harmless the Trustee against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof. None of the provisions contained in this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur liability, financial or otherwise, in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid. The Trustee may, before commencing or at any time during the continuance of any act, action or proceeding, require the Holders at whose instance it is acting to deposit with the Trustee such Notes held by them for which Notes the Trustee shall issue receipts.

10.13 Authority to Carry on Business

The Trustee represents to the Corporation that at the date of execution and delivery by it of this Indenture it is authorized to carry on the business of a trust company in all Provinces of Canada but if, notwithstanding the provisions of this Section 10.13, it ceases to be so authorized to carry on business, the validity and enforceability of this Indenture and the securities issued hereunder shall not be affected in any manner whatsoever by reason only of such event but the Trustee shall, within 60 days after ceasing to be authorized to carry on the business of a trust company in any Province of Canada, either become so authorized or resign in the manner and with the effect specified in Section 10.2.

10.14 Compensation and Indemnity

(a) The Corporation shall pay to the Trustee from time to time compensation for its services hereunder as agreed separately by the Corporation and the Trustee, and shall pay or reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Trustee in the administration or execution of its duties under this Indenture (including the reasonable and documented compensation and disbursements of its Counsel and all other advisers not regularly in its employ), both before any default hereunder and thereafter until all duties of the Trustee under this Indenture shall be finally and fully performed. The Trustee’s compensation shall not be limited by any law on compensation of a trustee of an express trust.

(b) The Corporation and the Guarantors hereby indemnify and save harmless, on a joint and several basis, the Trustee and its Affiliates, directors, officers, employees, agents and shareholders from and against any and all loss, damages, charges, expenses, claims, demands, actions or liability whatsoever which may be brought against the Trustee or which it may suffer or incur as a result of or arising out of the performance of its duties and obligations hereunder save only in the event of the gross negligence, wilful misconduct or bad faith of the Trustee (as determined by a final, non-appealable order of a court of competent jurisdiction). Without limiting the generality of the foregoing, the obligation to indemnify, defend and save harmless in accordance herewith shall apply in respect of liabilities suffered by, imposed upon, incurred in any way connected with or arising from, directly or indirectly, any environmental laws. This indemnity will survive the termination or discharge of this Indenture and the resignation or removal of the Trustee. The Trustee shall notify the Corporation and the Guarantors promptly of any claim for which it may seek indemnity. The Corporation and the Guarantors shall defend the claim and the Trustee shall cooperate in the defence. The Trustee may have separate Counsel and the Corporation and the Guarantors shall pay the reasonable fees and expenses of such Counsel, on a joint and several basis. The Corporation and the Guarantors need not pay for any settlement made without its consent, which consent must not be unreasonably withheld. This indemnity shall survive the resignation or removal of the Trustee or the discharge of this Indenture.

10.15 Acceptance of Trust

The Trustee hereby accepts the trusts in this Indenture declared and provided for and agrees to perform the same upon the terms and conditions herein set forth and to hold all rights, privileges and benefits conferred hereby and by law in trust for the various Persons who shall from time to time be Holders, subject to all the terms and conditions herein set forth.

10.16 Anti-Money Laundering

The Trustee shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Trustee, in its sole judgment, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering, anti-terrorist, or sanctions legislation, regulation or guideline. Further, should the Trustee, in its sole judgment, determine at any time that its acting under this Indenture has resulted in its being in non-compliance with any applicable anti-money laundering, anti-terrorist, or sanctions legislation, regulation or guideline, then it shall have, subject to Section 10.2, the right to resign on 10 days’ prior written notice sent to all parties hereto; provided that (a) the written notice shall describe the circumstances of such non-compliance to the extent permitted by applicable anti-money laundering, anti-terrorist, or sanctions legislation, regulation or guideline and (b) if such circumstances are rectified to the Trustee’s satisfaction within such 10 day period, then such resignation shall not be effective.

10.17 Privacy

The parties hereto acknowledge that the Trustee may, in the course of providing services hereunder, collect or receive financial and other personal information about such parties and/or their representatives, as individuals, or about other individuals related to the subject matter hereof, and use such information for the following purposes:

(a) to provide the services required under this Indenture and other services that may be requested from time to time;

(b) to help the Trustee manage its servicing relationships with such individuals;

(c) to meet the Trustee’s legal and regulatory requirements; and

(d) if social insurance numbers are collected by the Trustee, to perform tax reporting and to assist in verification of an individual’s identity for security purposes.

Each party acknowledges and agrees that the Trustee may receive, collect, use and disclose personal information provided to it or acquired by it in the course of providing services under this Indenture for the purposes described above and, generally, in the manner and on the terms described in its privacy code, which the Trustee shall make available on its website or upon request, including revisions thereto. The Trustee may transfer some of that personal information to service providers in the United States for data processing and/or storage. Further, each party agrees that it shall not provide or cause to be provided to the Trustee any personal information relating to an individual who is not a party to this Indenture unless that party has assured itself that such individual understands and has consented to the aforementioned uses and disclosures.

10.18 Protection of Trustee

The Trustee shall not be liable for any delay (or any related consequence) in crediting an account with an amount required under this Indenture to be paid by the Trustee if it has taken all necessary steps as soon as reasonably practicable to comply with the regulations or operating procedures of any recognized clearing or settlement system used by the Trustee for that purpose. The Trustee shall be entitled to treat a facsimile, pdf or e-mail communication or communication by other similar electronic means in a form satisfactory to the Trustee from a Person purporting to be (and whom such Trustee, acting reasonably, believes in good faith to be) the authorized representative of the Corporation as sufficient instructions and authority of the Corporation for the Trustee to act and shall have no duty to verify or confirm that Person is so authorized. The Trustee shall have no liability for any losses, liabilities, costs or expenses incurred by it as a result of such reliance upon or compliance with such instructions or directions.

10.19 Tax Reports

The Trustee shall not be responsible for the preparation or filing of any reports or returns relating to federal, state, provincial or local income taxes with respect to this Indenture, other than in respect of the Trustee’s compensation or for reimbursement of expenses.

Article 11
AMENDMENT, SUPPLEMENT AND WAIVER

11.1 Ordinary Consent

Except as provided in Sections 11.2 and 11.3 but subject to Section 11.5(e), in each case with the affirmative votes of the Holders of at least a majority in principal amount of the Notes represented and voting at a meeting of Holders, or by a resolution in writing of the Holders of at least a majority in principal amount of the Notes then outstanding:

(a) this Indenture, the Notes or the Subsidiary Guarantees may each be amended or supplemented; and

(b) any existing Default or Event of Default (other than a Default or Event of Default in the payment of the principal of, or premium (if any) or interest on, the Notes, except such Default or Event of Default resulting from an acceleration that has been rescinded) or lack of compliance with any provision of this Indenture, the Notes or the Subsidiary Guarantees may be waived.

11.2 Special Consent

Notwithstanding Sections 11.1 and 11.3 but subject to Section 11.5(e), without the consent of, or a resolution passed by, the affirmative votes of or signed by, each Holder affected, an amendment, supplement or waiver may not (with respect to any Notes held by a non-consenting Holder):

(a) reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver;

(b) reduce the principal of or change the fixed maturity of any Note;

(c) reduce the rate of or change the time for payment of interest, including default interest, on any Note;

(d) make any Note payable in a currency other than that stated in the Notes;

(e) modify or change any provision of this Indenture or the related definitions affecting the ranking of the Notes or any Subsidiary Guarantee in any manner adverse to the Holders of the Notes;

(f) alter or waive the provisions with respect to the redemption or repurchase of the Notes (other than a payment required by Section 5.15);

(g) waive a Default or Event of Default in the payment of principal of, or interest or premium, if any, on the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration); or

(h) release any Guarantor from any of its obligations under its Subsidiary Guarantee or this Indenture otherwise than in accordance with the terms of this Indenture.

11.3 Without Consent

Notwithstanding Sections 11.1 and 11.2 but subject to Section 11.5(e), without the consent of any Holder of Notes, the Corporation and the Guarantors, as applicable, and the Trustee may amend or supplement this Indenture, the Notes and the Subsidiary Guarantees:

(a) to cure any ambiguity, defect or inconsistency;

(b) to provide for uncertificated Notes in addition to or in place of certificated Notes;

(c) to provide for the assumption of the Corporation’s or a Guarantor’s obligations to Holders of Notes in the case of a merger or consolidation or sale of all or substantially all of the Corporation’s or a Guarantor’s assets or to comply with Section 12.1;

(d) to allow any Guarantor to execute a Subsidiary Guarantee, or to evidence the release of any Guarantor from any of its obligations under its Subsidiary Guarantee (to the extent permitted by this Indenture);

(e) to make any change that would provide any additional rights or benefits to the Holders of Notes or that does not adversely affect the legal rights under this Indenture of any such Holder;

(f) to secure the Notes or the Subsidiary Guarantees, including pursuant to the requirements of Section 5.8;

(g) to evidence or provide for the acceptance of appointment under this Indenture of a successor trustee.

(h) to provide for the issuance of Additional Notes in accordance with the limitations set forth in this Indenture;

(i) to make any amendment to the provisions of this Indenture relating to the transfer and legending of Notes as permitted by this Indenture and in compliance with Applicable Securities Legislation, including, without limitation to facilitate the issuance and administration of the Notes; provided, however, that such amendment does not adversely affect the rights of Holders of Notes to transfer Notes;

(j) to comply with the rules of any applicable depositary; or

(k) to conform the text of this Indenture, the Notes or a Subsidiary Guarantee to the corresponding provision of the Description of Notes in the Offering Memorandum.

11.4 Form of Consent

It is not necessary for the consent of the Holders under Section 11.1 or 11.2 to approve the particular form of any proposed amendment, supplement or waiver, but it shall be sufficient if such consent approves the substance thereof.

For greater certainty, any item of business referred to in this Indenture requiring the written approval or consent of the Holders may be obtained by means of the affirmative vote of the requisite majority of Notes represented at a duly constituted meeting of Holders or a resolution in writing of the Holders of the requisite majority of Notes then outstanding.

11.5 Supplemental Indentures

(a) Subject to the provisions of this Indenture, the Corporation and the Trustee may from time to time execute, acknowledge and deliver Supplemental Indentures which thereafter shall form part of this Indenture, to give effect to any amendment or supplement to this Indenture or the Notes made in accordance with Article 8 or Sections 11.1, 11.2 or 11.3.

(b) Unless this Indenture expressly requires the consent or concurrence of Holders, the consent or concurrence of Holders shall not be required in connection with the execution, acknowledgement or delivery of a Supplemental Indenture contemplated by this Indenture.

(c) Upon receipt by the Trustee of (i) a Corporation Order accompanied by a Board Resolution authorizing the execution of any such Supplemental Indenture and (ii) an Officer’s Certificate and Opinion of Counsel stating that the execution and delivery of such Supplemental Indenture is authorized or permitted by the terms of this Indenture and that all conditions precedent to the execution and delivery of such Supplemental Indenture have been satisfied, the Trustee shall join with the Corporation and the Guarantors in the execution of any Supplemental Indenture authorized or permitted by the terms of this Indenture and to make any further appropriate agreements and stipulations that may be therein contained.

(d) This Section 11.5 shall apply, as the context requires, to any assumption agreement or instrument contemplated by Article 9.

(e) Notwithstanding any provision of this Indenture to the contrary, the Trustee shall not be obligated to enter into any Supplemental Indenture or any other document amending, waiving or supplementing any provision of this Indenture, the Notes, the Subsidiary Guarantees or otherwise that affects the Trustee’s own rights, duties, limitations of liability or immunities under this Indenture, the Notes, the Subsidiary Guarantees or otherwise, in which case the Trustee may in its discretion, but shall not be obligated to, enter into such Supplemental Indenture or any other document amending, waiving or supplementing any provision of this Indenture, the Notes, the Subsidiary Guarantees or otherwise.

Article 12
SUBSIDIARY GUARANTEES

12.1 Issuance of Subsidiary Guarantees

(a) If any of the Corporation’s Restricted Subsidiaries that is not then a Guarantor has any Indebtedness (including any Guarantee but excluding Indebtedness owing to the

Corporation or a Restricted Subsidiary) outstanding under the Credit Agreement, or in an amount in excess of $10,000,000, then the Corporation shall:

(i) cause such Restricted Subsidiary to execute and deliver to the Trustee a Subsidiary Guarantee substantially in the form attached hereto as Appendix B within 30 days of becoming a Restricted Subsidiary; and

(ii) deliver to the Trustee an Opinion of Counsel (which may contain customary exceptions) that such Subsidiary Guarantee has been duly authorized, executed and delivered by such Restricted Subsidiary and constitutes a legal, valid, binding and enforceable obligation of such Restricted Subsidiary.

Thereafter, such Restricted Subsidiary shall be a Guarantor for all purposes of this Indenture. The Corporation may also elect to cause any other Restricted Subsidiary to issue a Subsidiary Guarantee and become a Guarantor.

(b) On the Issue Date, each of 1647456 Alberta Ltd. and Obsidian Energy Partnership is a Restricted Subsidiary. Each of the Restricted Subsidiaries shall provide a Subsidiary Guarantee concurrent with the issue of the Notes on the Issue Date.

12.2 Releases

(a) The Subsidiary Guarantee of a Guarantor will be released (and the Trustee shall promptly execute such documents and instruments as the Corporation or such Restricted Subsidiary may request to evidence the termination of the applicable Subsidiary Guarantee):

(i) in connection with any issuance, sale or other disposition (by merger or otherwise) of Capital Stock of that Subsidiary to one or more Persons that are not (either before or after giving effect to such transaction) Subsidiaries of the Corporation, such that such Subsidiary ceases to be a Restricted Subsidiary of the Corporation and such sale, issuance or other disposition complies with Section 5.14 and Article 9;

(ii) if the Corporation designates such Guarantor as an Unrestricted Subsidiary in accordance with the applicable provisions of this Indenture; or

(iii) upon legal or covenant defeasance or satisfaction and discharge of this Indenture as provided under Legal Defeasance or Covenant Defeasance of the Notes or release and discharge of this Indenture pursuant to Article 7.

(b) The Trustee shall promptly execute and deliver a release in the form attached hereto as Schedule A to Appendix B together with all instruments and other documents reasonably requested by the Corporation or the applicable Restricted Subsidiary to evidence the release and termination of any Subsidiary Guarantee upon receipt of a Corporation Order accompanied by an Officer’s Certificate certifying as to compliance with this Section 12.2.

Article 13
MISCELLANEOUS

13.1 Notice to Corporation

Any notice to the Corporation under the provisions of this Indenture shall be valid and effective if delivered to the Corporation at 200, 207 – 9th Avenue SW, Calgary, Alberta, T2P 1K3, Attn: General Counsel, if sent by first class mail, postage prepaid to such office, or if sent by email to mark.hawkins@obsidianenergy.com. If delivered, such notice shall be deemed to have been effectively given on the date of delivery if delivered prior to 5:00 p.m. (recipient’s time) or otherwise on the next Business Day; if mailed, such notice shall be deemed to have been effectively given five days following the mailing thereof; and if sent by email, such notice shall be deemed to have been effectively given on the date of transmission if sent prior to 5:00 p.m. (recipient’s time) or otherwise on the next Business Day. A copy (which shall not constitute notice) shall be provided to the Issuer’s external counsel at Stikeman Elliott LLP, 4200 Bankers Hall West, 888 - 3rd Street S.W., Calgary, AB T2P 5C5 Canada, Attn: Benjamin Hudy, Email: bhudy@stikeman.com. The Corporation may from time to time notify the Trustee in writing of a change of address which thereafter, until changed by like notice, shall be the address of the Corporation for all purposes of this Indenture.

13.2 Notice to Holders

(a) All notices to be given hereunder with respect to the Notes shall be deemed to be validly given to the Holders thereof if it is delivered, sent by facsimile or sent by first class mail, postage prepaid, by letter or circular addressed to such Holders at their office address, facsimile address, email address or post office address, if any and as applicable, appearing in any of the registers hereinbefore mentioned (or such other address(es) as may be acknowledged in writing by a Holder) and shall be deemed to have been effectively given to and received by a Holder at the time of delivery or sending via facsimile or email, or in the case of mailing, on the date that is five days following the day of such mailing. Accidental error or omission in giving notice or accidental failure to deliver, send or mail notice to any Holder or the inability of the Corporation to give, deliver, send or mail any notice due to anything beyond the reasonable control of the Corporation shall not invalidate any action or proceeding founded thereon. In addition, in the case of Global Notes, notices may be given to the Depository for such Notes by email to any address used by such Depository for general notices, and any such notice shall be deemed to have been effectively given on the date of transmission if sent prior to 5:00 p.m. (recipient’s time) or otherwise on the next Business Day.

(b) If any notice given in accordance with this Section 13.2 would be unlikely to reach the Holders to whom it is addressed in the ordinary course of post by reason of an interruption in mail service, whether at the place of dispatch or receipt or both, the Corporation shall give such notice by publication at least once in the City of Toronto, each such publication to be made in a daily newspaper of general circulation.

(c) Any notice given to Holders by publication shall be deemed to have been given on the day on which publication shall have been effected at least once in each of the newspapers in which publication was required.

(d) All notices with respect to any Note may be given to whichever one of the Holders thereof (if more than one) is named first in the registers hereinbefore mentioned, and any notice so given shall be sufficient notice to all Holders of any Persons interested in such Note.

13.3 Notice to Trustee

Any notice to the Trustee under the provisions of this Indenture shall be valid and effective if delivered to the Trustee, as the case may be, at its principal office in the City of Calgary, at Odyssey Trust Company, Suite 1230, 300 – 5th Ave SW, Calgary, Alberta, T2P 3C4 , Attention: Corporate Trust ; or if given by registered letter, postage prepaid, to such office, or if sent by email to corptrust@odysseytrust.com, and so addressed and, if mailed, shall be deemed to have been effectively given five days following the mailing thereof.

13.4 Force Majeure

The Trustee shall not be liable, or held in breach of this Indenture, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, economic sanctions or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Indenture shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section 13.4.

13.5 Execution

This Indenture may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument. Delivery of an executed signature page to this Indenture by any party hereto by facsimile transmission or PDF shall be as effective as delivery of a manually executed copy of this Indenture by such party.

13.6 Formal Date

For the purpose of convenience, this Indenture may be referred to as bearing the formal date of December 3, 2025 irrespective of the actual date of execution hereof.

[Remainder of Page Intentionally Left Blank.]

IN WITNESS whereof the parties hereto have executed these presents under their respective corporate seals and the hands of their proper officers in that behalf.

OBSIDIAN ENERGY LTD., as the Corporation
By:	(signed) "Stephen Loukas"
Name: Stephen Loukas
By:	Title: President and Chief Executive Officer (signed) "Peter Scott"
Name: Peter Scott
Title: Senior Vice President and Chief Financial Officer

ODYSSEY TRUST COMPANY, as Trustee
By:	(signed) "Brett Higgs"
Name: Brett Higgs
By:	Title: Managing Director, Corporate Trust (signed) "Sandi MacGregor"
Name: Sandi MacGregor Title: Senior Director, Corporate Trust

Signature Page to Indenture
(Obsidian Energy Ltd.)

APPENDIX A - FORM OF NOTE

“UNLESS PERMITTED UNDER APPLICABLE SECURITIES LEGISLATION IN CANADA, THE HOLDER OF THIS NOTE MUST NOT TRADE THIS NOTE IN CANADA BEFORE THE DATE THAT IS FOUR MONTHS AND A DAY AFTER DECEMBER 3, 2025.”

“[THE NOTES EVIDENCED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR OTHER SECURITIES LAWS. NEITHER THIS NOTE NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS THE TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT. [EACH PURCHASER OF THE SECURITY EVIDENCED HEREBY IS NOTIFIED THAT THE SELLER MAY BE RELYING ON THE EXEMPTION FROM SECTION 5 OF THE SECURITIES ACT PROVIDED BY RULE 144A THEREUNDER.] THE HOLDER HEREOF AGREES THAT IT WILL GIVE TO EACH PERSON TO WHOM THIS NOTE IS TRANSFERRED A NOTICE SUBSTANTIALLY TO THE EFFECT OF THIS LEGEND AS USED HEREIN.]”

[“UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. (“CDS”) TO OBSIDIAN ENERGY LTD. (THE “CORPORATION”) OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS NOTE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS NOTE.”]

[144A Note ISIN CA674482AE47]

[REG D Note ISIN CA674482AF12]

[Restricted Note ISIN CA674482AD63]

No. [●]	$[●]

OBSIDIAN ENERGY LTD.

(A corporation governed by the laws of Alberta)

8.125% SENIOR UNSECURED NOTES DUE DECEMBER 3, 2030

Obsidian Energy Ltd. (the “Corporation”) for value received hereby acknowledges itself indebted and, subject to the provisions of the trust indenture dated as of December 3, 2025 (the “Indenture”) between the Corporation and Odyssey Trust Company, as trustee (the “Trustee”), promises to pay to the registered Holder hereof on the dates specified in the Indenture, or on such earlier date as the principal amount hereof may become due in accordance with the provisions of the Indenture, the aggregate principal sum set out above in lawful money of Canada on presentation and surrender of this Note to the Trustee, Odyssey Trust Company, in accordance with the terms of the Indenture and, subject as hereinafter provided, to pay interest on the principal amount hereof (i) from and including the date hereof, or (ii) from and including the last Interest Payment Date to which interest shall have been paid or made available for payment hereon, whichever shall be the later, in all cases, to and excluding the next Interest Payment Date, subject to adjustment as provided in the Indenture, and will be payable semi-annually in arrears on June 3 and December 3 of each year, commencing on June 3, 2026 to the Holders of record as of the close of business on the fifth Business Day immediately preceding each interest payment date.

This Note is one of the Notes of the Corporation issued under the provisions of the Indenture. Reference is hereby expressly made to the Indenture for a description of the terms and conditions upon which this Note and other Notes of the Corporation are or are to be issued and held and the rights and remedies of the Holder of this Note and other Notes and of the Corporation and of the Trustee, all to the same effect as if the provisions of the Indenture were herein set forth to all of which provisions the Holder of this Note by acceptance hereof assents.

The indebtedness evidenced by this Note, and by all other Notes now or hereafter certified and delivered under the Indenture, is a direct senior unsecured obligation of the Corporation.

The principal hereof may become or be declared due and payable before the Stated Maturity in the events, in the manner, with the effect and at the times provided in the Indenture.

The Indenture contains provisions making binding upon all Holders of Notes outstanding thereunder resolutions passed at meetings of such Holders held in accordance with such provisions and instruments signed by the Holders of a specified majority of Notes outstanding, which resolutions or instruments may have the effect of amending the terms of this Note or the Indenture.

This Note may only be transferred upon compliance with the conditions prescribed in the Indenture, in one of the registers to be kept at the principal office of the Trustee.

This Note shall not become obligatory for any purpose until it shall have been authenticated by the Trustee under the Indenture.

This Note and the Indenture are governed by, and are to be construed and enforced in accordance with, the laws of the Province of Alberta and the laws of Canada applicable therein.

Capitalized words or expressions used in this Notes shall, unless otherwise defined herein, have the meaning ascribed thereto in the Indenture.

[Signature page follows]

In witness whereof, the Corporation has caused this Note to be signed by its authorized representatives as of December____, 2025.

OBSIDIAN ENERGY LTD.
By:
Name: Peter Scott
Title: Senior Vice President and Chief Financial Officer

(FORM OF TRUSTEE’S CERTIFICATE OF AUTHENTICATION)

This Note is one of the 8.125% Senior Unsecured Notes due December 3, 2030 referred to in the Indenture within mentioned.

ODYSSEY TRUST COMPANY, as Trustee
By:
(Authorized Signatory)

(FORM OF REGISTRATION PANEL)

(No writing hereon except by Trustee or other registrar)

Date of Registration:

Registered holder name:

Signature of Trustee or Registrar:

FORM OF ASSIGNMENT

For value received, the undersigned hereby sells, assigns and transfers unto _______________, whose address and social insurance number, if applicable, are set forth below, this Note (or $_________________ principal amount hereof) of Obsidian Energy Ltd. (the “Corporation”) standing in the name(s) of the undersigned in the register maintained by the Corporation with respect to such Note and does hereby irrevocably authorize and direct the Trustee to transfer such Note in such register, with full power of substitution in the premises.

Dated:
Address of Transferee:
(Street Address, City, Province and Postal Code)
Social Insurance Number of Transferee, if applicable:

*If less than the full principal amount of the within Note is to be transferred, indicate in the space provided the principal amount (which must be $1,000 or an integral multiple thereof) to be transferred.

1. The signature(s) to this assignment must correspond with the name(s) as written upon the face of the Note in every particular without alteration or any change whatsoever. The signature(s) must be guaranteed by a Canadian chartered bank or trust company or by a member of an acceptable Medallion Guarantee Program. Notarized or witnessed signatures are not acceptable as guaranteed signatures. The Guarantor must affix a stamp bearing the actual words: “SIGNATURE GUARANTEED”.

2. The registered Holder of this Note is responsible for the payment of any documentary, stamp or other transfer taxes that may be payable in respect of the transfer of this Note.

Signature of Guarantor
Authorized Officer	Signature of transferring registered Holder
Name of Institution

OBSIDIAN ENERGY LTD.

8.125% SENIOR UNSECURED NOTES DUE DECEMBER 3, 2030

Restricted ISIN/CUSIP CA674482AD63/ 674482AD6

144A ISIN/CUSIP CA674482AE47/ 674482AE4
REG D ISIN/CUSIP CA674482AF12/ 674482AF1

[SCHEDULE OF INCREASES AND DECREASES

Initial Principal Amount: $[●]

Authorization: ________________________________

(Trustee)

The following transfers, exchanges, repayments and redemptions of this Global Note have been made:

Date of Transfer, Exchange, Repayment or Redemption	Amount of Decrease in Principal Amount of this Global Note	Amount of Increase in Principal Amount of this Global Note	Principal Amount of this Global Note Following Such Decrease (or Increase)	Signature of Trustee]

APPENDIX B - FORM OF SUBSIDIARY GUARANTEE

SUBSIDIARY GUARANTEE

THIS SUBSIDIARY GUARANTEE is made as of [●], 202[●]

Between:

Each Subsidiary of Obsidian Energy Ltd. (the “Corporation”) listed on the signature pages to this Subsidiary Guarantee and each additional Subsidiary of the Corporation that becomes party hereto from time to time pursuant to Section 9.19 (each, a “Guarantor” and collectively, the “Guarantors”)

and

Odyssey Trust Company in its capacity as trustee under the Indenture (the “Trustee”)

WHEREAS each Guarantor is a Subsidiary of the Corporation;

AND WHEREAS the Trustee has entered into the Indenture (on its own behalf and on behalf of the Holders from time to time) with the Corporation providing for the issuance by the Corporation from time to time of Notes, under which Indenture certain Subsidiaries of the Corporation are required to enter into this Subsidiary Guarantee;

AND WHEREAS the Guarantors will derive significant benefit from the issuance of such Notes by the Corporation;

AND WHEREAS the Guarantors have agreed to guarantee the payment and performance by the Corporation of the Indenture Obligations;

NOW THEREFORE, for good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each Guarantor), each Guarantor hereby covenants and agrees with the Trustee (on its own behalf and on behalf of the Holders from time to time) as follows:

Article 1
INTERPRETATION

1.1 Definitions

In this Subsidiary Guarantee and the recitals herein and Schedules hereto, the following terms and expressions shall have the meanings ascribed to them below:

“Beneficiaries” means (a) the Trustee and the Holders from time to time under the Indenture and the Notes and (b) in each case, their respective transferees, successors and assigns pursuant to the Indenture.

“Court of Primary Jurisdiction” and “COURT OF PRIMARY JURISDICTION” are each used with the defined meaning given to COURT OF PRIMARY JURISDICTION in Section 9.14(a).

“Indenture” means the trust indenture between the Corporation and the Trustee dated as of December 3, 2025, providing for the issue by the Corporation from time to time of the Notes, together with each Supplemental Indenture that may be entered into from time to time, as the same may be modified, amended supplemented, restated and replaced from time to time.

“Indenture Obligations” means the obligations of the Corporation from time to time incurred or that it may from time to time incur under or in connection with or relating to the Indenture and the Notes in effect from time to time including, without limitation, obligations for the payment of principal of, premium (if any), interest, fees, indemnities or any other payment obligations on the Notes when due and payable, and all other amounts due or to become due under or in connection with the Indenture, the Notes, any Supplemental Indenture and the performance of all other obligations to the Trustee and the Holders under the Indenture, any Supplemental Indenture and such Notes, according to the terms hereof and thereof.

“Subsidiary Guarantee” means this guarantee, as amended, modified, supplemented or restated from time to time in accordance with the provisions hereof.

Unless the context otherwise requires, all other capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed thereto in the Indenture.

1.2 Headings

The division of this Subsidiary Guarantee into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Subsidiary Guarantee. The terms “this Subsidiary Guarantee”, “hereof”, “hereunder” and similar expressions refer to this Subsidiary Guarantee and not to any particular Article, Section or other portion hereof and include any agreement supplemental hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles and Sections are to Articles and Sections of this Subsidiary Guarantee, unless the context otherwise requires.

1.3 Number; Persons; Including

Words importing the singular number only shall include the plural and vice versa, words importing the masculine gender shall include the feminine and neuter genders and vice versa and words and terms denoting inclusiveness (such as “include” or “includes” or “including”), whether or not so stated, are not limited by their context or by the words or phrases which precede or succeed them.

1.4 Invalidity of Provisions

Each of the provisions contained in this Subsidiary Guarantee is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of the remaining part of such provision or any other provision hereof; and the invalidity of a particular provision or part thereof in a particular jurisdiction shall not invalidate such provision or part thereof in any other jurisdiction.

Article 2
GUARANTEE

2.1 Guarantee of Indenture Obligations

Each Guarantor hereby, jointly and severally, fully, absolutely, unconditionally and irrevocably (except to the extent provided for herein) guarantees, to the Trustee, for and on behalf of the Beneficiaries, the punctual payment and performance when due of all of the Indenture Obligations. This Subsidiary Guarantee will be a general unsecured senior obligation of each Guarantor. Without limiting the generality of the foregoing, each Guarantor’s liability shall extend to all amounts that constitute part of the Indenture Obligations and would be owed by the Corporation to such the Beneficiaries under the Notes or the Indenture but for the fact that they are unenforceable, reduced, limited, suspended or not allowable due to the existence of a bankruptcy, reorganization or similar proceeding involving the Corporation.

2.2 Indemnity

If any or all of the Indenture Obligations are not duly paid or performed by the Corporation or any Guarantor and are not recoverable under Section 2.1 for any reason whatsoever, each Guarantor will, as a separate and distinct obligation, indemnify and hold harmless the Beneficiaries from all losses, damages, costs, expenses and liabilities suffered or incurred by the Beneficiaries resulting or arising from or relating to any failure by the Corporation to unconditionally and irrevocably pay in full or fully perform the Indenture Obligations as and when due, provided that the amount of such indemnification shall not exceed the amount of such Indenture Obligations.

2.3 Guarantor as Principal Obligor

If any or all of the Indenture Obligations are not duly paid or performed by the Corporation or the other Guarantors and are not recoverable under Section 2.1 or the Beneficiaries are not indemnified under Section 2.2, in each case, for any reason whatsoever, such Indenture Obligations shall, as a separate and distinct obligation, be recoverable by the Beneficiaries from each Guarantor as the primary obligor and principal debtor in respect thereof and shall be paid to the Beneficiaries forthwith after demand therefore as provided herein.

2.4 Guarantee Absolute and Unconditional

The obligations of each Guarantor under this Subsidiary Guarantee are independent of the obligations of the Corporation under the Notes and the Indenture, and a separate action or actions may be brought and prosecuted against such Guarantor to enforce this Subsidiary Guarantee, irrespective of whether any action is brought against the Corporation or any other Guarantor or whether the Corporation or any other Guarantor is joined in any such action or actions. The liability and obligations of each Guarantor hereunder shall be continuing, unconditional and absolute and, without limiting the generality of the foregoing, shall not be released, discharged, limited or otherwise affected by:

(a) any lack of validity or enforceability of the Indenture or the Notes or any agreement or instrument relating thereto;

(b) any extension, other indulgence, renewal, settlement, discharge, compromise, waiver, subordination or release in respect of any Indenture Obligation, the Indenture, the Notes or otherwise;

(c) any modification or amendment of or supplement to the Indenture Obligations;

(d) any change in the existence, structure, constitution, name, control or ownership of the Corporation, the other Guarantors or any other Person, or the voluntary or involuntary liquidation, dissolution, sale or other disposition of all or substantially all the assets of the Corporation or any other Guarantor, the marshalling of the assets and liabilities of the Corporation or any other Guarantor, the receivership, insolvency, bankruptcy, assignment for the benefit of creditors, reorganization, arrangement, composition with the creditors, or readjustment of, or other similar proceedings affecting the Corporation or any other Guarantor, or any of the assets of any of them;

(e) the existence of any set off, counterclaim, claim or other right which the Guarantor, the Corporation or the other Guarantors may have at any time against the Beneficiaries or any other Person, whether in connection with the Indenture, this Subsidiary Guarantee or any unrelated transaction;

(f) any provision of applicable law purporting to prohibit or limit the payment by the Corporation or the other Guarantors of any Indenture Obligation, and the foregoing is hereby waived by the Guarantor to the extent permitted under applicable law;

(g) any limitation, postponement, prohibition, subordination or other restriction on the right of the Beneficiaries to payment of the Indenture Obligations;

(h) any release, substitution or addition of any other guarantor of the Indenture Obligations;

(i) any defence arising by reason of any failure of the Beneficiaries to make any presentment or protest or to give any other notice, including notice of all of the following: acceptance of this Subsidiary Guarantee, partial payment or non-payment of all or any part of the Indenture Obligations, occurrence of a Default of Event of Default under the provisions of the Indenture or the Notes and the existence, creation, or incurring of new or additional Indenture Obligations;

(j) any defence arising by reason of any failure of the Beneficiaries to proceed against the Corporation, the other Guarantors or any other Person, or to apply or exhaust any security held from the Corporation, the other Guarantors or any other Person for the Indenture Obligations, to proceed against, apply or exhaust any security held from the Guarantor or any other Person, or to pursue any other remedy available to the Beneficiaries;

(k) any defence arising by reason of the invalidity, illegality or lack of enforceability of the Indenture Obligations or any part thereof or of any security or guarantee in support thereof, or by reason of any incapacity, lack of authority or other defence of the Corporation, the other Guarantors or any other Person, or by reason of any limitation, postponement or prohibition on the Beneficiaries’ rights to payment, or the cessation from any cause whatsoever of the liability of the Corporation, the other Guarantors or any other Person with respect to all or any part of the Indenture Obligations (other than irrevocable payment to the Beneficiaries in full, in cash, of the Indenture Obligations), or by reason of any act or omission of the Beneficiaries or others which directly or indirectly results in the discharge or release of the Corporation, the other Guarantors or any other Person or of all or any part of the Indenture Obligations or any security or guarantee therefor, whether by contract, operation of law or otherwise;

(l) any defence based upon or arising out of any bankruptcy, insolvency, reorganization, moratorium, arrangement, readjustment of debt, liquidation or dissolution proceeding commenced by or against the Corporation, the other Guarantors or any other Person, including any discharge or bar against collection of any of the Indenture Obligations; or

(m) the assignment of any right, title or interest of the Trustee or any Holder in the Indenture or any Note to any other Person; or

(n) any other law, event or circumstance or any other act or failure to act or delay of any kind by the Corporation, the other Guarantors, the Beneficiaries or any other Person, which might, but for the provisions of this Section, constitute a legal or equitable defence to or discharge, limitation or reduction of the Guarantor’s obligations hereunder, other than as a result of the payment or extinguishment in full of the Indenture Obligations.

The foregoing provisions apply and the foregoing waivers, to the extent permitted under applicable law, shall be effective even if the effect of any action or failure to take action by the Beneficiaries is to destroy or diminish the Guarantor’s subrogation rights, the Guarantor’s right to proceed against the Corporation or the other Guarantors for reimbursement, the Guarantor’s right to recover contribution from any other guarantor or any other right or remedy of the Guarantor.

Article 3
DEALINGS WITH THE OBLIGORS AND OTHERS

3.1 No Release

The Beneficiaries, without releasing, discharging, limiting or otherwise affecting in whole or in part each Guarantor’s liability and obligations hereunder, may:

(a) agree to or permit any increase or decrease, however significant, of the Indenture Obligations (including, without limitation, principal amounts, interest rates or premiums) or supplement, amend, restate or substitute, in whole or in part, however significant, the Indenture Obligations, any Notes or the Indenture or any other agreement relating to any of the foregoing or, in whole or in part demand payment of all or any Indenture Obligations;

(b) enforce or take action under or abstain from enforcing or taking action under any Note or the Indenture or any other guarantee of the Indenture Obligations;

(c) grant time, renewals, extensions, indulgences, releases and discharges, perfect or abstain from perfecting or maintaining the perfection of any security, enforce, take action or abstain for taking action with respect to the Corporation, the Guarantors or any other guarantor or endorser;

(d) accept compromises from the Corporation, the Guarantors or any other guarantor or endorser;

(e) apply all money at any time received from the Corporation or the Guarantors as the Beneficiaries may see fit or change any such application in whole or in part from time to time as the Beneficiaries may see fit; or

(f) otherwise deal with the Corporation, the Guarantors and all other Persons as the Beneficiaries may see fit.

3.2 No Exhaustion of Remedies

The Beneficiaries shall not be bound or obligated to exhaust their recourse against the Corporation, the Guarantors or other Persons or take any other action (other than to make demand pursuant to Article 5) before the Beneficiaries shall be entitled to demand, enforce and collect payment from the Guarantor hereunder.

3.3 Evidence of Indenture Obligations

Any account settled or stated in writing by or between a Beneficiary or the Beneficiaries, as the case may be, and the Corporation and the Guarantors shall be prima facie evidence that the balance or amount thereof appearing due to the same is so due.

3.4 No Set off

In any claim by the Beneficiaries against any Guarantor hereunder, such Guarantor shall not claim or assert any set off, counterclaim, claim or other right that either the Corporation, the other Guarantors or such Guarantor may have against one or more of the Beneficiaries.

Article 4
CONTINUING GUARANTEE

4.1 Continuing Guarantee

This Subsidiary Guarantee shall be a continuing guarantee and shall continue to be effective even if at any time any payment of any of the Indenture Obligations is rendered unenforceable or is rescinded or must otherwise be returned by any Beneficiaries for any reason whatsoever (including the insolvency, bankruptcy or reorganization of the Corporation or any Guarantor), all as though such payment had not been made.

4.2 Revival of Indebtedness; Reinstatement

If at any time, all or any part of any payment previously received by the Beneficiaries and applied to any Indenture Obligation must be rescinded or returned by the Beneficiaries for any reason whatsoever (including the insolvency, bankruptcy or reorganization of the Corporation or any Guarantor), such Indenture Obligation shall, for the purpose of this Subsidiary Guarantee, to the extent that such payment must be rescinded or returned, be deemed to have continued in existence, notwithstanding such application by the Beneficiaries, and this Subsidiary Guarantee shall continue to be effective or be reinstated, as the case may be, as to such Indenture Obligation as though such application by the Beneficiaries had not been made.

Article 5
DEMAND FOR PAYMENT

The maturity of the Indenture Obligations guaranteed hereby may be accelerated as provided in Article 6 of the Indenture for the purposes of this Subsidiary Guarantee. Notwithstanding any stay, injunction or other prohibition preventing the acceleration of the time for payment of any amount payable by the Corporation or the Guarantors in respect of the Indenture Obligations upon the insolvency, bankruptcy, arrangement or reorganization of the Corporation or any Guarantor or any moratorium affecting the payment of the Indenture Obligations, all such amounts that would otherwise be subject to acceleration shall nonetheless be payable by the Guarantors hereunder forthwith on demand by the Beneficiaries.

Article 6
SUBROGATION

6.1 Subrogation

(a) Until all the Indenture Obligations have been irrevocably paid in full in cash, the Guarantors shall have no right of subrogation to, and waives to the fullest extent permitted by applicable law, any right to enforce any remedy which the Beneficiaries now have or may hereafter have against the Corporation or the Guarantors in respect of the Indenture Obligations, and until such time each Guarantor waives any benefit of, and any right to participate in, any security, now or hereafter held by the Beneficiaries for the Indenture Obligations.

(b) If any amount shall be paid to any Guarantor on account of any such subrogation rights at any time when all the Indenture Obligations shall not have been paid in full in cash, such amount shall be held in trust (or, if a trust is not recognized under applicable law, as agent) for the benefit of the Holders and the Trustee and shall forthwith be paid to the Trustee, on behalf of the Holders, to be credited and applied to the Indenture Obligations, whether matured or unmatured.

(c) If (i) each Guarantor performs or makes payment to the Beneficiaries of all amounts owing by such Guarantor under this Subsidiary Guarantee and (ii) the Indenture Obligations are performed and irrevocably paid in full, then the Beneficiaries will, at the Guarantor’s request, execute and deliver to such Guarantor appropriate documents, without recourse and without representation and warranty, necessary to evidence the transfer by subrogation to such Guarantor of the Beneficiaries’ interest in the Indenture Obligations and any security held therefor resulting from such performance or payment by such Guarantor.

6.2 Release of Guarantee

(a) Each Guarantor will be automatically and unconditionally released and discharged from its obligations under this Subsidiary Guarantee upon satisfaction of the conditions to such release and discharge set out in Section 12.2 of the Indenture or otherwise as provided in the Indenture, without any further action required on the part of such Guarantor, the Corporation, the Trustee or any Holder.

(b) The Trustee shall, if so requested by the Corporation or the applicable Guarantor upon satisfaction of the conditions to release pursuant to Section 6.2(a), deliver to such Guarantor (with a copy to the Corporation) a release substantially in the form attached hereto as Schedule A and shall otherwise deliver such releases, documents and instruments to the Corporation and such Guarantor as the Corporation or such Guarantor may request to evidence the release and discharge of such Guarantor under this Subsidiary Guarantee, upon receipt by the Trustee of an Officer’s Certificate of the Corporation certifying that the conditions to release and discharge of the Guarantor have been met.

Article 7
COVENANTS

7.1 Covenants Contained in the Indenture

Each Guarantor hereby covenants and agrees with the Beneficiaries that it shall observe, perform and comply with any and all of the covenants of the Corporation contained in the Indenture or other documents that the Corporation agrees that each Guarantor shall observe, perform and comply with or that the Corporation shall cause each Guarantor to observe, perform and comply with.

Article 8
POSTPONEMENT

8.1 Postponement

Upon the occurrence and during the continuance of a Default or Event of Default, all debts, liabilities and obligations, present and future of the Corporation and the Guarantors to or in favour of the Guarantors shall be and are hereby postponed and subordinated to the prior payment and performance in full of the Indenture Obligations. All money received by each Guarantor in respect of such debts, liabilities and obligations during the continuance of a Default or Event of Default shall be received and held in trust for the benefit of the Beneficiaries and upon demand hereunder shall be forthwith paid over to the Beneficiaries, the whole without in any way lessening or limiting the liability and obligations of the Guarantors hereunder and this postponement is independent of the Guarantee and shall remain in full force and effect until payment and performance in full of the Indenture Obligations and all obligations of the Guarantors under this Subsidiary Guarantee.

Article 9
GENERAL

9.1 Waiver of Notices

The Guarantor hereby waives promptness, diligence, presentment, notice of acceptance and any other notice with respect to this Subsidiary Guarantee and the obligations guaranteed hereunder, except for the demand pursuant to Article 5.

9.2 Benefit of the Guarantee

This Subsidiary Guarantee shall enure to the benefit of the respective successors and permitted assigns of the Beneficiaries and be binding upon the successors of each Guarantor.

9.3 No Waiver; Remedies

No failure on the part of the Beneficiaries to exercise, and no delay in exercising, any right hereunder or under the Indenture or the Notes shall operate as a waiver thereof, nor shall any single or partial exercise of any right hereunder or under the Indenture or the Notes preclude the other or further exercise thereof or the exercise of any other right. The remedies herein provided are cumulative and not exclusive of any remedies provided by law.

9.4 Amendments and Waivers

Any provision of this Subsidiary Guarantee may be amended, waived or a consent given in respect thereof in accordance with Article 11 of the Indenture. Any waiver and any consent by the Trustee on behalf of the Beneficiaries under any provision of this Subsidiary Guarantee must be in writing signed by the Trustee. Any waiver or consent shall be effective only in the instance and for the purpose for which it is given.

9.5 Notices

Any demand, notice or other communication to be given in connection with this Subsidiary Guarantee shall be given in such manner as is set forth in the Indenture.

9.6 Successors and Assigns

This Subsidiary Guarantee shall be binding upon each Guarantor and its successors and permitted assigns.

9.7 Time of Essence

Time is of the essence with respect to this Subsidiary Guarantee and the time for performance of the obligations of each Guarantor under this Subsidiary Guarantee may be strictly enforced by the Beneficiaries.

9.8 Financial Condition of the Corporation and the Guarantors

Each Guarantor is fully aware of the financial condition of the Corporation and the other Guarantors. Each Guarantor assumes all responsibility for being and keeping itself informed of the Corporation’s and the other Guarantors’ financial condition and assets, and of all other circumstances bearing upon the risk of non-payment or non-performance of the Indenture Obligations and the nature, scope and extent of the risks which the Guarantor assumes and incurs hereunder, and agrees that the Beneficiaries shall not have a duty to advise the Guarantors of information known to any of them regarding such circumstances or risks.

9.9 Acknowledgement of Documentation

Each Guarantor hereby acknowledges receipt of a true and complete copy of the Indenture and this Subsidiary Guarantee.

9.10 Entire Agreement

This Subsidiary Guarantee and the Indenture constitutes the entire agreement between the Beneficiaries and the Guarantors with respect to the subject matter hereof and cancels and supersedes any prior understandings and agreements between such parties with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, expressed, implied or statutory, between such parties other than as expressly set forth herein or therein.

9.11 Governing Law

This Subsidiary Guarantee shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

9.12 Attornment

Each Guarantor and each of the Beneficiaries hereby attorn and submit to the jurisdiction of the courts of the Province of Alberta in regard to legal proceedings relating to this Subsidiary Guarantee. For the purpose of all such legal proceedings, the courts of the Province of Alberta shall have jurisdiction to entertain any action arising under this Subsidiary Guarantee.

9.13 Judgment Currency Provisions

(a) If, for the purposes of obtaining or enforcing judgment in any court in any jurisdiction, it becomes necessary to convert into the currency of the jurisdiction in which that court is located (the “Judgment Currency”) an amount due hereunder in any other currency (the “Original Currency”), then the date on which the rate of exchange for conversion is selected by that court is referred to herein as the “Conversion Date”. If there is a change in the rate of exchange between the Judgment Currency and the Original Currency between the Conversion Date and the actual receipt by any Beneficiary of the amount due hereunder or under such judgment, each Guarantor shall, notwithstanding such judgment, pay all such additional amounts to the Trustee on behalf of that Beneficiary as may be necessary to ensure that the amount received by that Beneficiary in the Judgment Currency, when converted at the rate of exchange prevailing on the date of receipt, will produce the amount due in the Original Currency. Each Guarantor’s liability under this Section 9.13(a) constitutes a separate and independent liability which shall not merge with any judgment or any partial payment or enforcement of payment of sums due under this Subsidiary Guarantee.

(b) If any Beneficiary receives or recovers any amount payable in a currency (the “Recovered Amount”) which is different than the currency in which the Indenture Obligations are denominated (the “Contract Currency”), that Beneficiary may, promptly following receipt, convert the Recovered Amount to the Contract Currency at the rate of exchange which that Beneficiary is able, acting in a reasonable manner and in good faith, to purchase the relevant amount of the Contract Currency.

9.14 Jurisdiction

WITH RESPECT TO ANY CLAIM ARISING OUT OF THIS SUBSIDIARY GUARANTEE, THE INDENTURE, THE NOTES OR ANY AGREEMENT RELATING TO THIS SUBSIDIARY GUARANTEE OR THE INDENTURE (COLLECTIVELY, THE “GUARANTEE DOCUMENTS”):

(a) FOR THE EXCLUSIVE BENEFIT OF THE BENEFICIARIES, EACH GUARANTOR IRREVOCABLY AND UNCONDITIONALLY SUBMITS, FOR ITSELF AND ITS PROPERTY, TO THE NON-EXCLUSIVE JURISDICTION OF:

(i) THE COURTS OF COMPETENT JURISDICTION OF THE PROVINCE OF ALBERTA, CANADA LOCATED AT CALGARY,

(ii) THE COURTS OF THE STATE OF DELAWARE,

(iii) THE COURTS OF COMPETENT JURISDICTION IN THE JURISDICTION IN WHICH THE CHIEF EXECUTIVE OFFICE OF ANY APPLICABLE GUARANTOR IS LOCATED,

(iv) THE COURTS OF COMPETENT JURISDICTION IN THE JURISDICTION IN WHICH ANY APPLICABLE GUARANTOR IS INCORPORATED OR FORMED LOCATED AT THE PRINCIPAL FINANCIAL CENTER OF SUCH JURISDICTION, AND

(v) ANY APPELLATE COURT FROM ANY OF THE COURTS REFERRED TO IN CLAUSES (i), (ii), (iii) AND (iv);

(COLLECTIVELY AND ANY OF THEM, A “COURT OF PRIMARY JURISDICTION”);

(b) EACH GUARANTOR IRREVOCABLY WAIVES:

(i) ANY OBJECTION WHICH IT MAY HAVE AT ANY TIME TO THE LAYING OF VENUE OF ANY PROCEEDING ARISING OUT OF OR RELATING TO ANY OF THE GUARANTEE DOCUMENTS BROUGHT IN ANY COURT OF PRIMARY JURISDICTION;

(ii) ANY CLAIM THAT ANY SUCH PROCEEDING BROUGHT IN ANY COURT OF PRIMARY JURISDICTION HAS BEEN BROUGHT IN AN INCONVENIENT FORUM;

(iii) THE RIGHT TO OBJECT, WITH RESPECT TO ANY SUCH PROCEEDING BROUGHT IN ANY COURT OF PRIMARY JURISDICTION, THAT SUCH COURT DOES NOT HAVE JURISDICTION OVER SUCH GUARANTOR; AND

(iv) THE RIGHT TO REQUIRE ANY SENIOR FINANCE PARTY TO POST SECURITY FOR COSTS IN ANY SUCH PROCEEDING.

(c) NOTHING IN THIS SUBSIDIARY GUARANTEE WILL BE DEEMED TO PRECLUDE ANY BENEFICIARY FROM BRINGING ANY PROCEEDING IN RESPECT OF ANY OF THE GUARANTEE DOCUMENTS IN ANY OTHER JURISDICTION.

(d) EACH GUARANTOR AGREES THAT A FINAL JUDGMENT IN ANY PROCEEDING COMMENCED IN ANY COURT OF PRIMARY JURISDICTION SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW.

9.15 Service of Process

Each Guarantor further irrevocably consents to the service of process out of each Court of Primary Jurisdiction in accordance with the local rules of civil procedure or, if allowed under such rules, by mailing a copy thereof, by registered air mail, postage prepaid to such Guarantor at the address of such Guarantor, or by sending a copy thereof by facsimile or by e-mail in pdf format to such Guarantor, at the facsimile number or e-mail address of such Guarantor determined under Section 9.5.

9.16 Waiver of Jury Trial

EACH GUARANTOR AND EACH BENEFICIARY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY PROCEEDING BROUGHT (I) TO ENFORCE OR DEFEND ANY RIGHTS UNDER OR IN CONNECTION WITH OR RELATING TO THIS SUBSIDIARY GUARANTEE, OR (II) ARISING FROM OR RELATING TO ANY RELATIONSHIP EXISTING IN CONNECTION WITH THIS SUBSIDIARY GUARANTEE, AND AGREES THAT ANY SUCH PROCEEDING SHALL BE TRIED BEFORE A COURT AND NOT BEFORE A JURY. EACH GUARANTOR HEREBY (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY BENEFICIARY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH BENEFICIARY WOULD NOT, IN THE EVENT OF A PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT EACH BENEFICIARY HAS BEEN INDUCED TO ENTER INTO THIS SUBSIDIARY GUARANTEE TO WHICH IT IS PARTY, BY, AMONG OTHER THINGS, THE WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.16. ACCEPTANCE OF THIS SUBSIDIARY GUARANTEE BY THE TRUSTEE AND THE OTHER BENEFICIARIES SHALL CONSTITUTE THEIR AGREEMENT TO

THE FOREGOING. IN RELATION TO ANY PROCEEDING COMMENCED IN THE COURTS OF THE STATE OF DELAWARE OR THE UNITED STATES OF AMERICA, THE SUBMISSIONS TO JURISDICTIONS OF SUCH COURTS AND ARRANGEMENTS FOR SERVICE OF PROCESS OUT OF SUCH COURTS SET OUT IN SECTION 9.15 AND THIS SECTION 9.16 SHALL BE GOVERNED BY THE LAWS OF THE STATE OF DELAWARE.

9.17 U.S. Fraudulent Transfer Limitation

Anything in this Subsidiary Guarantee to the contrary notwithstanding, (i) the obligations of any Guarantor formed under the laws of the United States or any state thereof (a “US Guarantor”) hereunder in respect of the Indenture Obligations of the Corporation or each Guarantor in relation to which the US Guarantor is a Subsidiary (a “Parent Party Guaranteed”) shall be limited to a maximum aggregate amount equal to the greatest amount that would not render such US Guarantor’s obligations hereunder subject to avoidance as a fraudulent transfer, obligation or conveyance under Section 548 of Title 11 of the United States Bankruptcy Code or any provisions of applicable U.S. state law (collectively, the “Fraudulent Transfer Laws”), in each case after giving effect to all other liabilities of such US Guarantor, contingent or otherwise, that are relevant under the Fraudulent Transfer Laws (specifically excluding, however, any liabilities of such US Guarantor (A) in respect of intercompany debt owed or owing to any Parent Party Guaranteed or any affiliate thereof to the extent that such debt would be discharged in an amount equal to the amount paid by such US Guarantor hereunder and (B) under any guarantee of senior unsecured debt or indebtedness subordinated in right of payment to the Indenture Obligations of any Parent Party Guaranteed, which guarantee contains a limitation as to maximum amount similar to that set forth in this clause (i), pursuant to which the liability of such US Guarantor hereunder is included in the liabilities taken into account in determining such maximum amount) and after giving effect as assets to the value (as determined under the applicable provisions of the Fraudulent Transfer Laws) of any rights to subrogation, contribution, reimbursement, indemnity or similar rights of such US Guarantor on account of any payments made under this Subsidiary Guarantee and otherwise and (ii) with respect to any Guarantor that is a Subsidiary of a US Guarantor, such US Guarantor expressly waives any and all rights of subrogation, reimbursement, indemnity, exoneration, contribution or any other claim that it may now or hereafter have against such Subsidiary party guaranteed, any other guarantor or any other person directly or contingently liable for the Indenture Obligations of such Subsidiary, or against or with respect to the property of such Subsidiary, such other guarantor or such other person, arising from the existence or performance hereof, and, in furtherance, and not in limitation, of the preceding waiver, such US Guarantor agrees that, in the event that any money or property shall be transferred to any Beneficiary by such US Guarantor pursuant to this Subsidiary Guarantee in reduction of the Indenture Obligations of such Subsidiary, such transfer shall be deemed to be a contribution to the capital of such Subsidiary, other guarantor or other person (in the case of the transfer of property, in an amount equal to the fair market value of the property so transferred) as of the date of such transfer, and any such transfer shall not cause such US Guarantor to be a creditor of such Subsidiary, other guarantor or other person.

9.18 Execution

This Subsidiary Guarantee may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Subsidiary Guarantee to produce or account for more than one such counterpart. Each Guarantor that executes this Subsidiary Guarantee shall be bound hereby whether or not any other Guarantor executes this Subsidiary Guarantee. Transmission of a copy of an executed signature page of this Subsidiary Guarantee (including any change to this Subsidiary Guarantee) by any party hereto to the Trustee by facsimile transmission or e-mail shall be as effective as delivery to the Trustee of a manually executed counterpart hereof.

9.19 Additional Guarantors

Upon execution and delivery by any Subsidiary of the Corporation to the Trustee after the date hereof of a supplement in the form of Schedule B, such Subsidiary of the Corporation shall become a Guarantor hereunder with the same force and effect as if originally named herein as a Guarantor upon acceptance by the Trustee of such supplement. The execution and delivery of any document adding an additional Guarantor as a party to this Subsidiary Guarantee shall not require the consent of any other Guarantor hereunder. The rights and obligations of each Guarantor shall remain in full force and effect notwithstanding the addition of any new Guarantor as a party to this Subsidiary Guarantee.

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TO WITNESS this Guarantee, each Guarantor has caused it to be duly executed and delivered as of the date set out at the commencement hereof.

[●]
Per:
Name:
Per:	Title:
Name:
Title:

SCHEDULE A
FORM OF RELEASE

THIS RELEASE (the “Release”) dated as of [●], 20[●] among Obsidian Energy Ltd. (the “Corporation”), [●] (the “Guarantor”) and Odyssey Trust Company (the “Trustee”) in its capacity as trustee for the Holders of Notes.

Each word and expression, capitalized or not, defined or given extended meaning in the Guarantee, and not otherwise defined herein, is used in this Release with the respective defined or extended meaning assigned in the Guarantee.

WITNESSETH:

WHEREAS the Corporation has heretofore executed and delivered to the Trustee the Indenture dated as of December 3, 2025 providing for the issuance from time to time by the Corporation of Notes;

AND WHEREAS pursuant to Section 12.1 of the Indenture, the Guarantor has heretofore executed and delivered to the Trustee a Guarantee, under which the Guarantor guaranteed to the Trustee payment and performance in full by the Corporation and the other guarantors of the Indenture Obligations as they become due from time to time upon such terms and conditions as are set-out in Section 2.1 of the Guarantee;

AND WHEREAS pursuant to Section 12.2 of the Indenture, the Trustee is required to execute such releases and instruments as the Corporation or the Guarantor may request to evidence the termination of the Guarantee with respect to the Guarantor if the conditions to release of the Guarantee in Section 12.2 of the Indenture or otherwise pursuant to the Indenture are met, without further obligation by the Guarantor;

AND WHEREAS the conditions to release of the Guarantee in respect of the Guarantor in Section 12.2 of the Indenture have been met.

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Trustee (on its own behalf and on behalf of the Holders from time to time), the Corporation and the Guarantor mutually covenant and agree as follows:

1. Release of Guarantor

The Guarantor is hereby fully and irrevocably released from its liabilities and obligations under the Guarantee effective as of the date hereof.

2. Governing Law

This Release shall be construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated in all respects as an Alberta contract.

3. Counterparts

This Release may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument. Delivery of an executed signature page to this Release by any party hereto by facsimile transmission or PDF shall be as effective as delivery of a manually executed copy of this Release by such party.

A - 1

4. Effect of Headings

The section headings herein are for convenience only and shall not affect the construction hereof.

5. The Trustee

The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Release.

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A - 2

IN WITNESS WHEREOF, the parties hereto have duly executed this Release as of the day and year first written above.

[●]
By:
Name:
Title:

OBSIDIAN ENERGY LTD.
By:
Name:
Title:

ODYSSEY TRUST COMPANY, as Trustee
By:
Name:
Title:

A - 3

SCHEDULE B
FORM OF SUPPLEMENT FOR ADDITIONAL GUARANTORS

SUPPLEMENT NO. [●] dated as of [●], 20[●] to the Guarantee dated as of [●], 202[●] (the “Guarantee”) made by each Subsidiary of Obsidian Energy Ltd. (the “Corporation”) signatory thereto in favour of Odyssey Trust Company (the “Trustee”) in its capacity as trustee for the Holders of Notes.

Each word and expression, capitalized or not, defined or given extended meaning in the Guarantee, and not otherwise defined herein, is used in this supplement with the respective defined or extended meaning assigned in the Guarantee.

BACKGROUND:

A. Section 9.20 of the Guarantee provides that Subsidiaries of the Corporation may become party to the Guarantee by executing and delivering this Supplement to the Trustee.

B. The undersigned is executing this Supplement in accordance with the requirements of the Indenture and the Guarantee to become a Guarantor in order to satisfy the conditions of the Indenture.

FOR VALUABLE CONSIDERATION (the receipt and sufficiency of which are hereby acknowledged), the undersigned covenants, acknowledges, represents and warrants in favour of the Trustee and each of the other Beneficiaries as follows:

1. Additional Guarantor to be bound by the Guarantee

In accordance with Section 9.20 of the Guarantee, the undersigned hereby (a) agrees to become a Guarantor under the Guarantee with the same force and effect as if originally named therein as a Guarantor and to be bound by all the terms and provisions of the Guarantee applicable to it as a Guarantor thereunder and (b) acknowledges that the Guarantee shall henceforth be read and construed (i) as if the undersigned were a party thereto having all of the rights and obligations of a Guarantor thereunder and (ii) so that all references to a Guarantor shall (to the extent context so permits) include the undersigned and be amended accordingly.

Without limiting the generality of the foregoing, the undersigned hereby (a) unconditionally and irrevocably guarantees to the Trustee payment and performance in full by the Corporation and the other Guarantors of the Indenture Obligations as they become due from time to time upon such terms and conditions as are set-out in Section 2.1 of the Guarantee and (b) unconditionally and irrevocably pay to the Trustee, all such amounts as shall be required from time to time to ensure that the Beneficiaries are fully indemnified against and saved fully harmless from and against all losses and expenses which the Beneficiaries may at any time suffer or incur in connection with such matters and upon such terms and conditions as are set out in Section 2.2 of the Guarantee.

2. Jurisdiction – Specific Matters

The following terms shall be deemed incorporated into the Guarantee as regards the undersigned:

(a) [insert any required jurisdiction – specific provisions].

3. Miscellaneous

(a) Supplemental Instrument. Except as expressly supplemented hereby, the Guarantee shall remain in full force and effect. The Guarantee, as supplemented by this Supplement, shall constitute a single agreement.

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(b) Governing Law. THIS SUPPLEMENT SHALL BE GOVERNED BY, AND INTERPRETED AND ENFORCED IN ACCORDANCE WITH, THE LAWS IN FORCE IN THE PROVINCE OF ALBERTA, INCLUDING THE FEDERAL LAWS OF CANADA APPLICABLE THEREIN EXCLUDING CHOICE OF LAW RULES. SUCH CHOICE OF LAW SHALL, HOWEVER, BE WITHOUT PREJUDICE TO OR LIMITATION OF ANY OTHER RIGHTS AVAILABLE TO THE SENIOR FINANCE PARTIES UNDER THE LAWS OF ANY OTHER JURISDICTION WHERE THE BENEFICIARIES MAY ELECT TO ENFORCE THIS SUPPLEMENT.

(c) Invalidity. If any provision of this Supplement is determined pursuant to a final judgment binding upon any Beneficiary to be invalid, illegal or unenforceable in any jurisdiction, the undersigned agrees to the fullest extent it may effectively do so that (i) the validity, legality and enforceability in every other jurisdiction of such provision shall not in any way be affected or impaired thereby and (ii) the validity, legality and enforceability in such jurisdiction of the remaining provisions hereof shall not in any way be affected or impaired thereby. The undersigned shall, at the request of the Trustee negotiate in good faith with the Trustee to replace any invalid, illegal or unenforceable provision contained in this Supplement with a valid, legal and enforceable provision which has the economic effect as close as possible to that of the invalid, illegal and unenforceable provision, to the extent permitted by law.

(d) Notices. All communications and notices hereunder shall be in writing and shall be given as provided in the Guarantee.

(e) Costs. The undersigned shall forthwith reimburse the Beneficiaries, on demand and on a full indemnity basis, for all interest, commissions, costs of realization and other costs and expenses (including legal fees and expenses on a full indemnity basis) incurred by the Beneficiaries in connection with the preparation, issuance, protection, enforcement of and advice with respect to this Supplement, including those arising in connection with the protection or enforcement of the rights of the Beneficiaries.

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IN WITNESS WHEREOF, the undersigned has duly executed this Supplement as of the day and year first written above.

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By:
Name:
Title:

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